

# ◊ARES | WEALTH MANAGEMENT SOLUTIONS

# Ares Industrial Real Estate Income Trust

**AIREIT**

## 2023 | Annual Report

Princess Logistics Center - New Jersey

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

## FORM 10-K

☒  **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

### FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

### OR

☐  **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 000-56032**

# Ares Industrial Real Estate Income Trust Inc.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Maryland** | **47-1592886** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **One Tabor Center** **1200 Seventeenth Street, Suite 2900** **Denver, CO** | **80202** |
| **(Address of principal executive offices)** | **(Zip code)** |

**(303) 228-2200**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act: None**

**Securities registered pursuant to Section 12(g) of the Act:**

**Common Stock, $0.01 Par Value**
**(Title of each class)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer,"  "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ | Smaller reporting company | ☐ |
| Non-accelerated filer | ☒ | | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2023 cannot be calculated because no established market exists for the registrant's common stock.

As of February 29, 2024 there were 129,855,489 shares of the registrant's Class T common stock, 20,153,257 shares of the registrant's Class D common stock and 136,277,889 shares of the registrant's Class I common stock outstanding.

### DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates certain information by reference to the definitive proxy statement for the registrant's 2024 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission (the "SEC") no later than April 30, 2024.

| | | |
|---|---|---|
| Auditor Name: KPMG LLP | Auditor Location: Denver, Colorado | Auditor Firm ID: 185 |

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# ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
## TABLE OF CONTENTS

# CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements relate to, without limitation, our ability to raise capital and effectively and timely deploy the net proceeds from our securities offerings, the expected use of net proceeds from our securities offerings, our reliance on Ares Commercial Real Estate Management LLC (the "Advisor") and Ares real estate (the "Sponsor" or "AREG") of Ares Management Corporation ("Ares"), our understanding of our competition and our ability to compete effectively, our financing needs, our expected leverage, the effects of our current strategies, rent and occupancy growth, general conditions in the geographic area where we will operate, our future debt and financial position, our future capital expenditures, future distributions and acquisitions (including the amount and nature thereof), other developments and trends of the real estate industry, investment strategies and the expansion and growth of our operations. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "project," or the negative of these words or other comparable terminology. These statements are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, present and future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

- Our ability to raise capital and effectively deploy the net proceeds raised in our securities offerings in accordance with our investment strategy and objectives;

- The failure of properties to perform as we expect;

- Risks associated with acquisitions, dispositions and development of properties;

- Our failure to successfully integrate acquired properties and operations;

- Unexpected delays or increased costs associated with any development projects;

- The availability of cash flows from operating activities for distributions and capital expenditures;

- Defaults on or non-renewal of leases by customers, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;

- Difficulties in economic conditions generally and the real estate, debt, and securities markets specifically, including the impact of inflation, rising interest rates, the conflicts in Ukraine and in the Middle East;

- Legislative or regulatory changes, including changes to the laws governing the taxation of real estate investment trusts ("REITs");

- Our failure to obtain, renew, or extend necessary financing or access the debt or equity markets;

- Conflicts of interest arising out of our relationships with the Sponsor, the Advisor, and their affiliates;

- Risks associated with using debt to fund our business activities, including re-financing and interest rate risks;

- Increases in interest rates, operating costs, or greater than expected capital expenditures;

- Changes to U.S. generally accepted accounting principles ("GAAP"); and

- Our ability to continue to qualify as a REIT.

Any of the assumptions underlying forward-looking statements could prove to be inaccurate. Our stockholders are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report on Form 10-K. All forward-looking statements are made as of the date of this Annual Report on Form 10-K and the risk that actual results will differ materially from the expectations expressed in this Annual Report on Form 10-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report on Form 10-K, whether as a result of new information, future events, changed circumstances, or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report on Form 10-K, including, without limitation, the risks described under "Risk Factors," the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report on Form 10-K will be achieved.

**SUMMARY RISK FACTORS**

An investment in shares of our common stock involves significant risks and we are subject to risks that may materially adversely affect our business, financial condition, results of operations and cash flows. These include, among others, the following risks which should be read in conjunction with the more complete discussion of the risks we face, which are set forth more fully in "Part I. Item 1A. Risk Factors."

- There is no assurance that we will be able to achieve our investment objectives. We have experienced net losses, as defined by GAAP.

- There is no public trading market for shares of our common stock, and we do not anticipate that there will be a public trading market for our shares, so redemption of shares by us will likely be the only way to dispose of our stockholders' shares. Our share redemption program will provide our stockholders with the opportunity to request that we redeem their shares on a monthly basis, but we are not obligated to redeem any shares and may choose to redeem only some, or even none, of the shares that have been requested to be redeemed in any particular month, in our discretion. In addition, redemptions will be subject to available liquidity and other significant restrictions. Further, our board of directors may modify or suspend our share redemption program if in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid, therefore, our stockholders must be prepared to hold their shares for an indefinite length of time.

- A portion of the proceeds raised in our securities offerings is expected to be used to satisfy redemption requests. Using the proceeds raised in our securities offerings for redemptions will reduce the net proceeds available to retire debt or acquire additional properties, which may result in reduced liquidity and profitability or restrict our ability to grow our net asset value ("NAV").

- The purchase and redemption prices for shares of our common stock are generally based on our prior month's NAV and are not based on any public trading market.

- The purchase and redemption prices for shares of our common stock may not represent our enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. Further, it is possible that the annual appraisals of our properties may not be spread evenly throughout the year, and rapidly changing market conditions or material events may not be fully reflected in our monthly NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

- In connection with our securities offerings, we incur fees and expenses which will decrease the amount of cash we have available for operations and new investments. The costs of our securities offerings may negatively impact our ability to pay distributions and our stockholders' overall return.

- Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations or the actual operating results or observed market transactions materially differ from what we originally budgeted. For example, due to rapidly changing market conditions, such as tenant demand and resulting rental rates, the valuation of the underlying properties correspondingly may change suddenly.

- Inflation, rising interest rates or deflation may adversely affect our financial condition and results of operations.

- Some of our executive officers, directors and other key personnel are also officers, directors, managers and/or key personnel of the Advisor, the Dealer Manager, and/or other entities related to the Sponsor. As a result, they face conflicts of interest, including but not limited to conflicts arising from time constraints, allocation of investment and leasing opportunities and the fact that certain of the compensation the Advisor will receive for services rendered to us is based on our NAV, the procedures for which the Advisor assists our board of directors in developing, overseeing, implementing and coordinating. We expect to compete with certain affiliates of direct and indirect owners of the Sponsor for investments and certain of those entities may be given priority with respect to certain investment opportunities.

- Investing in real estate assets involves certain risks, including but not limited to: tenants' inability to pay rent, increases in interest rates and lack of availability of financing, tenant turnover and vacancies, and changes in supply of or demand for similar properties in a given market.

- We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this report and in other filings we make with the SEC from time to time.

- The amount of distributions we may make is uncertain. Distributions have been and may continue to be paid from sources other than cash flows from operating activities, including, without limitation, from borrowings, the sale of assets or offering proceeds. The use of these sources for distributions may decrease the amount of cash we have available for new investments, share redemptions and other corporate purposes, and could reduce our stockholders' overall return.

- If we fail to qualify as a REIT, it would adversely affect our operations and our ability to make distributions to our stockholders.

- Our use of leverage, such as mortgage indebtedness and other borrowings, increases the risk of loss on our investments.

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# ITEM 1.    BUSINESS

## The Company

Ares Industrial Real Estate Income Trust Inc. is a Maryland corporation formed on August 12, 2014. As used herein, the terms "Ares Industrial Real Estate Income Trust," "AIREIT," the "Company," "we," "our," or "us" refer to Ares Industrial Real Estate Income Trust Inc. and its consolidated subsidiaries, except where otherwise indicated.

We were formed to make equity and debt investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers throughout the U.S. Although we will continue to focus our investment activities primarily on distribution warehouses and other industrial properties, our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities.

We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2017, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") organizational structure to hold all or substantially all of our assets through our operating partnership, AIREIT Operating Partnership LP (the "Operating Partnership"), a Delaware limited partnership of which we are the sole general partner and a limited partner.

We intend to offer shares of our common stock on a continuous basis, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. In order to execute this strategy in compliance with federal securities laws, we may file new registration statements to replace existing registration statements. On August 4, 2021, the SEC declared our registration statement on Form S-11 with respect to our third public offering of up to $5.0 billion of shares of our common stock effective, and the third public offering commenced the same day. Under the third public offering, we are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class D shares and Class I shares. We may reallocate amounts between the primary offering and distribution reinvestment plan.

Pursuant to our public offering, we offered and continue to offer shares of our common stock at the "transaction price," plus applicable selling commissions and dealer manager fees. The "transaction price" generally is equal to the net asset value ("NAV") per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of common stock, and is available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Estimated Net Asset Value Per Share" for further detail.

Additionally, we have a program to raise capital through private placement offerings by selling beneficial interests ("DST Interests") in specific Delaware statutory trusts (each, a "DST") holding real properties (the "DST Program"). These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. Under the DST Program, each private placement will offer interests in one or more real properties placed into one or more DSTs by the Operating Partnership or its affiliates (each, a "DST Property" and collectively, the "DST Properties"). DST Properties may be sourced from properties currently indirectly owned by the Operating Partnership or newly acquired properties. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 (a "Section 1031 Exchange") of the Internal Revenue Code of 1986, as amended (the "Code"). We expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete Section 1031 Exchanges. We also make loans ("DST Program Loans") to finance no more than 50% of the purchase price of the DST Interests to certain purchasers of the interests in the DSTs payable upon their acquisition of such interests. During the year ended December 31, 2023, we sold $416.5 million of gross interests related to the DST Program, $52.5 million of which were financed by DST Program Loans. Refer to "Note 7 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional detail regarding the DST Program.

During the year ended December 31, 2023, we raised gross proceeds of approximately $283.2 million from the sale of 18.9 million shares of our common stock, including shares issued pursuant to our distribution reinvestment plan. See "Note 9 to the Consolidated Financial Statements" for information concerning our public offering.

As of December 31, 2023, we directly owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet located in 29 markets throughout the U.S., with 429 customers, and was 93.5% occupied (93.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. During the year ended December 31, 2023, we transacted approximately 8.9 million square feet of new and renewal leases, and rent growth on comparable leases averaged 55.3%, calculated using cash basis rental rates (60.3% when calculated using GAAP basis rental rates). Industrial market fundamentals remain favorable and we continue to evaluate acquisition opportunities within the industrial market to effectively execute our business strategy. As of December 31, 2023, our real estate portfolio included:

- 249 industrial buildings totaling approximately 51.9 million square feet comprised our operating portfolio, which includes stabilized properties, and was 97.3% occupied (97.7% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years; and

- Seven industrial buildings totaling approximately 2.1 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building's shell completion or a building achieving 90% occupancy.

Additionally, as of December 31, 2023, we owned and managed two industrial buildings either under construction or in the pre-construction phase totaling approximately 0.2 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

As of December 31, 2023, we owned and managed two industrial buildings totaling approximately 0.8 million square feet and three buildings that were either under construction or in the pre-construction phase totaling approximately 1.0 million square feet, through our 8.0% minority ownership interest in the BTC II B Partnership. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

See Item 2, "Properties," for further details on our real estate portfolio. See "Note 3 to the Consolidated Financial Statements" for detail regarding our acquisition activity for the year ended December 31, 2023.

As of December 31, 2023, we had debt security investments designated as available-for-sale securities with a fair value of $55.6 million and a cumulative unrealized gain of $0.4 million from the acquisition dates. The weighted-average remaining term of our debt securities, which is based on the fully extended maturity date of the instruments, was approximately 3.21 years as of December 31, 2023.

As of December 31, 2023, we had two debt-related investments comprised of floating-rate senior loans with an aggregate commitment of up to $174.8 million, with a weighted-average remaining term of 2.45 years and a weighted-average interest rate of 8.94%, calculated based on Term SOFR plus a weighted-average margin of 3.58%. As of December 31, 2023, the outstanding aggregate principal amount and fair value were both $129.1 million.

We rely on the Advisor, a related party, to manage our day-to-day operating and acquisition activities and to implement our investment strategy pursuant to the terms of that certain Amended and Restated Advisory Agreement (2023), effective as of April 30, 2023 (the "Advisory Agreement"), by and among us, the Operating Partnership, and the Advisor. The current term of the Advisory Agreement ends April 30, 2024, subject to renewal by our board of directors for an unlimited number of successive one-year periods. The Advisor performs its duties and responsibilities under the Advisory Agreement as a fiduciary of us and our stockholders. The Advisor may, but is not required to, establish working capital reserves from proceeds from our securities offerings, proceeds from sales of DST Interests, from cash flow generated by operating assets or from proceeds from the sale of assets. Working capital reserves are typically utilized to fund tenant improvements, leasing commissions, and major capital expenditures. Our lenders also may require working capital reserves.

**Investment Objectives**

Our primary investment objectives include the following:

- preserving and protecting our stockholders' capital contributions;

- providing current income to our stockholders in the form of regular distributions; and

- realizing capital appreciation in our NAV from active investment management and asset management.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

**Investment Strategy**

We have and will continue to focus our investment activities on and use the proceeds raised in the offerings principally for building a national industrial warehouse operating company. Our investment activities include the acquisition, development and/or financing of income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. Creditworthiness does not necessarily mean investment grade and the majority of our customers do not have a public credit rating. Furthermore, it is anticipated that much of our portfolio will be leased to non-investment grade customers going forward. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market and economic information that is generally publicly available.

The number and type of properties we may acquire or develop will depend upon real estate market conditions and other circumstances existing at the time we make our investments. Although we intend to continue to focus our investment activities primarily on distribution warehouses and other industrial properties, our charter and bylaws do not preclude us from investing in other types of commercial property or real estate debt investments. However, we will not invest more than 25% of net proceeds we receive from the sale of shares of our common stock in the offerings in other types of commercial property or real estate debt investments. As of December 31, 2023, our portfolio was comprised of industrial properties and real estate debt and securities. See Item 2, "Properties," for further detail.

Our investment in any distribution warehouse, other industrial property, or other property type will be based upon the best interests of our company and our stockholders as determined by the Advisor and our board of directors. Real estate assets in which we may invest may be acquired or developed either directly by us or through joint venture partnerships or other co-ownership arrangements with affiliated or unaffiliated third parties, and may include: equity investments in commercial properties; mortgage, mezzanine, construction, bridge, and other loans related to real estate; and investments in other real estate-related entities, including REITs, private real estate funds, real estate management companies, real estate development companies, and debt funds, both foreign and domestic. Subject to the 25% limitation described above, we may invest in any of these asset classes, including those that may present greater risk than industrial properties.

Our real estate-related debt investments strategy is focused on generating liquidity, current income and contributing to our overall net returns. Alongside our credit facilities and operating cash flow, our real estate debt investments, which are currently comprised of debt securities, may provide an additional source of liquidity. These liquidity sources may collectively be used for cash management, satisfying any stock repurchases under our share repurchase plan and other purposes.

**Business Strategy**

We seek to provide income in the form of regular distributions to our stockholders by generating sustained internal growth in rental income. The keys to long-term rental income growth are maintaining a stabilized occupancy rate (generally above 90%) through active leasing efforts, negotiating contractual rent increases on existing leases and renewals on expiring leases, cultivating strong customer relationships, and controlling operating expenses.

**Financing Objectives**

We use secured and unsecured debt as a means of providing additional funds for the acquisition of assets, to pay distributions, fund redemptions, and for other corporate purposes. While a large percentage of our debt financings may typically be comprised of long-term, fixed-rate loans, our use of leverage generally increases the risk of default on loan payments and the resulting foreclosure on a particular asset or group of assets. Upon a default, our lenders may also have recourse to assets other than those specifically securing the repayment of the indebtedness. Our ability to enhance our investment returns and to increase our diversification by acquiring assets using additional funds provided through borrowings could be adversely impacted if the credit markets are closed or limited and banks and other lending institutions impose severe restrictions on the amount of funds available for the types of loans we seek. We have sourced, and may continue to source, institutional or other capital through joint venture partnerships or other co-partnerships to help diversify risk associated with development and value-add opportunities. See Item 1A, "Risk Factors—Risks Related to Debt Financing" for further detail.

**Competition**

The market for the acquisition of industrial real estate is highly competitive. We compete for real property investments with other REITs and institutional investors, such as pension funds and their advisors, private real estate investment funds, insurance company investment accounts, private investment companies, individuals and other entities engaged in real estate investment activities, including certain other entities sponsored or advised by affiliates of the Sponsor, some of which may have greater financial resources than we do and generally may be able to accept more risk, including risks relating to the creditworthiness of potential customers, the breadth of the markets in which to invest, or the level of leverage they are willing to take on. They also may possess significant competitive advantages that result from, among other things, a lower cost of capital or greater operating efficiencies associated with a larger platform.

The market for the leasing of industrial real estate is also very competitive. We experience competition for customers from other existing assets in proximity to our buildings, as well as from proposed new developments. As a result, we may have to provide free rental periods, incur charges for tenant improvements, or offer other inducements, all of which may have an adverse impact on our results of operations.

**Significant Customers**

We are dependent upon the ability of current customers to pay their contractual rent amounts as the rents become due. As of December 31, 2023, there was one customer that individually represented more than 5.0% of total annualized base rent, and our 10 largest customers represented approximately 22.2% of total annualized base rent of our portfolio. We are not aware of any current customers whose inability alone to pay their contractual rental amounts would have a material adverse impact on our results of operations. See Item 2, "Properties," for further detail about customer diversification.

**Conflicts of Interest**

We are subject to various potential conflicts of interest that could arise out of our relationship with the Advisor and other affiliates and related parties, including: conflicts related to the compensation arrangements among the Advisor, certain affiliates and related parties, and us; conflicts with respect to the allocation of the Advisor's and its key personnel's time; conflicts related to our potential acquisition of assets from affiliates of the Advisor; and conflicts with respect to the allocation of investment and leasing opportunities. Further, entities currently sponsored by or that in the future may be advised by affiliates of the Sponsor, and those in which Sponsor-affiliated entities own interests, may compete with us or may be given priority over us with respect to the acquisition of certain types of investments. As a result of our potential competition with these entities, certain investment and leasing opportunities that would otherwise be available to us may not in fact be available. See Item 1A, "Risk Factors—Risks Related to the Advisor and Its Affiliates," for additional detail. The independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and have a fiduciary obligation to act on behalf of our stockholders.

**Compliance with Federal, State and Local Environmental Laws**

Properties that we acquire, and the properties underlying our investments, are subject to various federal, state, and local environmental laws, ordinances, and regulations. Under these laws, ordinances, and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum product releases at, on, under, or in its property. These laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of the hazardous or toxic substances. The costs of investigation, remediation, or removal of these substances may be substantial and could exceed the value of the property. An owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to materials containing asbestos. These laws allow third parties to seek recovery from owners of properties for personal injuries associated with materials containing asbestos. Our operating costs and the values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances, and regulations, as well as the cost of complying with future legislation, and our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties.

We will endeavor to ensure our properties are in compliance in all material respects with all federal, state and local laws, ordinances, and regulations regarding hazardous or toxic substances or petroleum products.

## Employees

We have no employees. Pursuant to the terms of the Advisory Agreement, the Advisor assumes principal responsibility for managing our affairs and we compensate the Advisor for certain services.

## Additional Information

Our internet address is *www.areswmsresources.com/investment-solutions/AIREIT*. Through a link on our website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and prospectus, along with any amendments to those filings, as soon as reasonably practicable after we file or furnish them to the SEC.

## ITEM 1A.    RISK FACTORS

## RISKS RELATED TO INVESTING IN OUR PUBLIC OFFERING

*There is no assurance that we will be able to successfully achieve our investment objectives; the prior performance of other entities affiliated with our Advisor may not be an accurate barometer of our future results.*

We may not be able to achieve our investment objectives. We have experienced net loss, as defined by GAAP. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a real estate investment trust with a substantial operating history. In addition, stockholders should not rely on the past performance of investments by other entities affiliated with our Advisor to predict our future results. Our investment strategy and key employees may differ from the investment strategies and key employees of other programs affiliated with our Advisor in the past, present and future.

*Because we generally do not mark to market our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity, or our associated interest rate hedges that are intended to be held to maturity, the realizable value of our company or our assets that are encumbered by debt may be higher or lower than the value used in the calculation of our NAV.*

In accordance with our valuation procedures, our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument, which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered an asset or liability for GAAP purposes. Notwithstanding the foregoing, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt; the associated premium or discount on such debt will then be amortized through loan maturity. As a result of this policy, the realizable value of our company or our assets that are encumbered by debt used in the calculation of our NAV may be higher or lower than the value that would be derived if such debt instruments were marked to market. For example, if we decide to sell one or more assets, we may re-classify those assets as held-for-sale, which could then have a positive or negative impact on our calculation of NAV to the extent any associated debt is definitively intended to be prepaid. In some cases, such difference may be significant. As of December 31, 2023, we classified all of our debt as intended to be held to maturity, and our liability included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition. We currently estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of December 31, 2023 was $125.2 million lower than the carrying value used for purposes of calculating our NAV (as described above) for such debt in aggregate, meaning that if we used the fair value of our debt rather than the carrying value used for purposes of calculating our NAV (and treated the associated hedge as part of the same financial instrument), our NAV as of December 31, 2023 would have been higher by approximately $125.2 million, or $0.42 per share, not taking into account all of the other items that impact our monthly NAV.

***There is no public trading market for the shares of our common stock and we do not anticipate that there will be a public trading market for our shares; therefore, our stockholders' ability to dispose of their shares will likely be limited to redemption by us. If our stockholders do sell their shares to us, they may receive less than the price they paid.***

There is no public market for the shares of our common stock and we currently have no obligation or plans to apply for listing on any public securities market. Therefore, redemption of the shares of our common stock by us will likely be the only way for our stockholders to dispose of their shares. We will redeem shares at a price equal to the transaction price on the last calendar day of the applicable month, and not based on the price at which our stockholders initially purchased their shares. We may redeem our stockholders' shares if they fail to maintain a minimum balance of $2,000 of shares, even if their failure to meet the minimum balance is caused solely by a decline in our NAV. Since Class T shares are sold at the transaction price plus applicable upfront selling commissions and dealer manager fees, holders of Class T shares may receive less than the price they paid for their shares upon redemption by us. Subject to limited exceptions, holders of our common stock that have not held their shares for at least one year will be eligible for redemption at 95% of the transaction price on the redemption date, which will inure indirectly to the benefit of our remaining stockholders. As a result of this and the fact that our NAV will fluctuate, holders of our common stock may receive less than the price they paid for their shares upon redemption by us.

***Our ability to redeem our stockholders' shares may be limited. In addition, our board of directors may modify or suspend our share redemption program at any time.***

Our share redemption program contains significant restrictions and limitations. For example, if holders of our common stock do not hold their shares for a minimum of one year, then they will only be eligible for redemption at 95% of the transaction price on the redemption date.

We may redeem fewer shares than have been requested in any particular month to be redeemed under our share redemption program, or none at all, in our discretion at any time. We may redeem fewer shares due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than redeeming our shares. In addition, the total amount of aggregate redemptions of Class T, Class D, and Class I shares (based on the price at which the shares are redeemed) will be limited for each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and for each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter. With respect to the limitations described above, (i) provided that this share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that this share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).

We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term "net redemptions" means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). For purposes of measuring our redemption capacity pursuant to our share redemption program, proceeds from new subscriptions in a month are included in capital inflows on the first day of the next month because that is the first day on which such stockholders have rights in the Company. Also for purposes of measuring our redemption capacity pursuant to our share redemption program, redemption requests received in a month are included in capital outflows on the last day of such month because that is the last day stockholders have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are outstanding through the last day of the month. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to "gross redemptions," i.e., without netting against capital inflows, rather than to net redemptions, which could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter.

The vast majority of our assets will consist of properties which cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy redemption requests. Our board of directors may modify or suspend our share redemption program. In addition, limited partners in our Operating Partnership have different redemption rights with respect to partnership interests in the Operating Partnership ("OP Units") and are treated differently than our stockholders requesting redemption under our share redemption program. Further, we may invest in real estate-related securities and other securities with the primary goal of maintaining liquidity in support of our share redemption program. Any such investments may result in lower returns than an investment in real estate assets, which could adversely impact our ability to pay distributions and our stockholders' overall return. Further, if redemption requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our operations, risk having an adverse impact on stockholders whose shares are not redeemed, or should we otherwise determine that investing our liquid assets in real properties or other investments rather than repurchasing our shares is in the best interests of the Company as a whole, then our board of directors may make exceptions to, modify or suspend our share redemption program if in its reasonable judgment it deems such action to be in our best interest and the best interest of our stockholders. Although our board of directors has the discretion to suspend our share redemption program, our board of directors will not terminate our share redemption program other than in connection with a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. Our board of directors may determine that it is in our best interests and the interest of our stockholders to suspend the share redemption program as a result of regulatory changes, changes in law, if our board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are redeemed, a lack of available funds, a determination that redemption requests are having an adverse effect on our operations or other factors. Upon suspension of our share redemption program, our share redemption program requires our board of directors to consider at least quarterly whether the continued suspension of the program is in our best interest and the best interest of our stockholders; however, we are not required to authorize the re-commencement of the share redemption program within any specified period of time and any suspension may be for an indefinite period, which would be tantamount to a termination. As a result, our stockholders' ability to have their shares redeemed by us may be limited, our shares should be considered as having only limited liquidity and at times may be illiquid.

***Our capacity to redeem shares may be further limited if we experience a concentration of investors.***

The current limitations of our share redemption program are based, in part, on the number of outstanding shares. Thus, the ability of a single investor, or of a group of investors acting similarly, to redeem all of their shares may be limited if they own a large percentage of our shares. Similarly, if a single investor, or a group of investors acting in concert or independently, owns a large percentage of our shares, a significant redemption request by such investor or investors could significantly further limit our ability to satisfy redemption requests of other investors of such classes. Such concentrations could arise in a variety of circumstances. For example, we could sell a large number of our shares to one or more institutional investors, either in a public offering or in a private placement. In addition, we may issue a significant number of our shares in connection with an acquisition of another company or a portfolio of properties to a single investor or a group of investors that may request redemption at similar times following the acquisition.

***Purchases and redemptions of our common shares will not be made based on the current NAV per share of our common stock.***

We are offering shares of our common stock at the transaction price, plus applicable selling commissions and dealer manager fees. The transaction price generally will be equal to the NAV per share of our common stock most recently disclosed by us, however, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed NAV per share, including by updating a previously disclosed transaction price, in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed NAV per share. The transaction price generally will be based on our most recently disclosed monthly NAV of each class of common stock (subject to material changes as described above) and will not be based on any public market. Further, our board of directors may amend our NAV procedures from time to time. For example, if our stockholders wish to subscribe for shares of our common stock in October, their subscription request must be received in good order at least five business days before November 1. Generally, the offering price per share would equal the transaction price of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, their subscription would be effective on the first calendar day of November. Conversely, if our stockholders wish to submit their shares for redemption in October, their redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of October. If accepted, their shares would be redeemed as of the last calendar day of October and, generally, the redemption price would equal the transaction price of the applicable class as of the last calendar day of September, subject to a 5.0% reduction, for early redemption of shares of our common stock that have not been outstanding for at least one year. In each of these cases, the NAV that is ultimately determined as of the last day of October may be higher or lower than the NAV as of the last day of September used for determining the transaction price. Therefore, the price at which our stockholders purchase shares may be higher than the current NAV per share at the time of sale and the price at which our stockholders redeem shares may be lower than the current NAV per share at the time of redemption.

***In order to maintain what we deem to be sufficient liquidity for our share redemption program, we may keep more of our assets in securities, cash, cash equivalents and other short-term investments than we would otherwise like which would affect returns.***

In order to provide liquidity for share redemptions, we intend to, subject to any limitations and requirements relating to our intention to qualify as a REIT, maintain a number of sources of liquidity including (i) cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities and liquid real estate-related securities and (ii) one or more borrowing facilities. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from our securities offerings and/or sales of our assets. This could adversely affect our results of operations, financial condition, NAV and ability to pay distributions to our stockholders.

***Economic events that may cause our stockholders to request that we redeem their shares may materially adversely affect our cash flow and our results of operations and financial condition.***

Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector, could cause our stockholders to seek to sell their shares to us pursuant to our share redemption program at a time when such events are adversely affecting the performance of our assets. The redemptions of Class T, Class D, and Class I shares are subject to the 2% and 5% limits (as described above) (subject to potential carry-over capacity). Even if we are able to and determine to satisfy all resulting redemption requests, our cash flow could be materially adversely affected. In addition, if we determine to sell assets to satisfy redemption requests, we may not be able to realize the return on such assets that we may have been able to achieve had we sold at a more favorable time, and our results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

***A portion of the proceeds raised in our securities offerings is expected to be used to satisfy redemption requests, and such portion of the proceeds may be substantial.***

We currently expect to use a portion of the proceeds from our securities offerings to satisfy redemption requests with respect to our share redemption program. Using the proceeds from our securities offerings for redemptions will reduce the net proceeds available to retire debt or acquire additional investments, which may result in reduced liquidity and profitability or restrict our ability to grow our NAV.

***Our current public offering is a "best efforts" offering and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make which could negatively impact an investment in shares of our common stock.***

Our public offering is being made on a "best efforts" basis, whereby the broker dealers participating in the offering are only required to use their best efforts to sell shares of our common stock and have no firm commitment or obligation to purchase any of the shares of our common stock. As a result, the amount of proceeds we raise may be substantially less than our target capital raise. Our inability to raise substantial additional funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to make distributions could be adversely affected. If we are unable to raise substantially more funds, we will make fewer investments in accordance with our investment strategy. As a result, the likelihood increases that any material investment's poor performance would materially affect our overall investment performance. During the year ended December 31, 2023, we raised gross proceeds of approximately $283.2 million from the sale of 18.9 million shares of our common stock, including shares issued pursuant to our distribution reinvestment plan. See "Note 9 to the Consolidated Financial Statements" for information concerning our public offering.

*Historical returns may be presented over limited timeframes and are inherently limited in their applicability to the future.*

In our prospectus, in our annual report, and in other investor communications, we disclose certain historical NAV and total return information. This information may be presented on a class-by-class basis or on a weighted-average basis across all our classes. The information may go back one month, one quarter, or longer periods. While we believe this historical information is useful, investors should understand that any historical return presentation is inherently limited in its applicability to the future, for a variety of reasons. We may have performed better in certain past time periods than others, and we cannot predict the future performance of our company specifically or the broader economy and real estate markets more generally. Furthermore, from time to time we may make changes to our portfolio, our investment focus, or structural aspects of our company that may make past returns less comparable. Over time, we have made changes to the fees and reimbursements we pay to the Advisor (in connection with managing our operations) and the Dealer Manager and participating broker-dealers (in connection with our public offerings). Our share classes have different upfront fees and different class-specific fees that make their returns different from those of other classes and from average returns that may be shown. In some cases, we have changed the names of our share classes and the fees that affect their returns.

*Even if we are able to raise substantial funds in our securities offerings, investors in our common stock are subject to the risk that our offerings, business and operating plans may change.*

Although we presently intend to operate on a perpetual basis with an ongoing offering and share redemption program, this is not a requirement of our charter. Further, we may in the future consider various Liquidity Events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a Liquidity Event could arise. Even if we are able to raise substantial funds in our offerings, if circumstances change such that our board of directors believes it is in the best interest of our stockholders to terminate our offerings or to terminate our share redemption program, in connection with a Liquidity Event or otherwise, we may do so without stockholder approval. Our board of directors may also change our investment objectives, borrowing policies or other corporate policies without stockholder approval. In addition, we may change the way our fees and expenses are incurred and allocated to different classes of stockholders if the tax rules applicable to REITs change such that we could do so without adverse tax consequences. Our board of directors may decide that a Liquidity Event or certain other significant transactions that require stockholder approval are in the best interests of our stockholders. Holders of all classes of our common stock have equal voting rights with respect to such matters and will vote as a single group rather than on a class-by-class basis. Accordingly, investors in our common stock are subject to the risk that our offerings, business and operating plans may change.

*Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.*

The primary component of our NAV is the value of our investments. The valuation methodologies used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. Additionally, appraisals of our properties are in part based on historical transaction data. As a result, valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Advisor and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities are best determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred by us in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. In addition, the value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In addition to being a month old when share purchases and redemptions take place, our NAV does not currently represent enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. The stock price of shares of a publicly traded REIT may materially differ from the NAV of a non-traded REIT with comparable portfolios. While any changes in the value of our real estate portfolio will ultimately be reflected in future calculations of NAV, there will be no retroactive adjustment in the valuation of such assets or liabilities, the price of our shares of common stock, the price we paid to redeem shares of our common stock or NAV-based fees we paid to the Advisor and the Dealer Manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price you will pay for shares of our common stock in the offering, and the price at which your shares may be redeemed by us pursuant to our share redemption program, are generally based on our estimated NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

***In order to disclose a monthly NAV, we are reliant on the parties that we engage for that purpose, in particular the Independent Valuation Advisor and the appraisers that we hire to value and appraise our real estate portfolio.***

In order to disclose a monthly NAV, our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV, including the engagement of independent third parties such as the Independent Valuation Advisor, to value our real estate portfolio on a monthly basis, and independent appraisal firms, to provide periodic appraisals with respect to our properties. We have also engaged a firm to act as the NAV Accountant and may engage other independent third parties or our Advisor to value other assets or liabilities. Although our board of directors, with the assistance of the Advisor, oversees all of these parties and the reasonableness of their work product, we will not independently verify our NAV or the components thereof, such as the appraised values of our properties. Our management's assessment of the market values of our properties may also differ from the appraised values of our properties as determined by the Independent Valuation Advisor. If the parties engaged by us to determine our monthly NAV are unable or unwilling to perform their obligations to us, our NAV could be inaccurate or unavailable, and we could decide to suspend any ongoing securities offering and our share redemption program.

***Our NAV is not subject to GAAP, is not independently audited and involves subjective judgments by the Independent Valuation Advisor and other parties involved in valuing our assets and liabilities.***

Our valuation procedures and our NAV are not subject to GAAP and are not subject to independent audit. Additionally, we are dependent on our Advisor to be reasonably aware of material events specific to our properties (such as tenant disputes, damage, litigation and environmental issues) that may cause the value of a property to change materially and to promptly notify the Independent Valuation Advisor so that the information may be reflected in our real estate portfolio valuation. In addition, the implementation and coordination of our valuation procedures include certain subjective judgments of our Advisor, such as whether the Independent Valuation Advisor should be notified of events specific to our properties that could affect their valuations, as well as of the Independent Valuation Advisor and other parties we engage, as to whether adjustments to asset and liability valuations are appropriate. Accordingly, our stockholders must rely entirely on our board of directors to adopt appropriate valuation procedures and on the Independent Valuation Advisor and other parties we engage in order to arrive at our NAV, which may not correspond to realizable value upon a sale of our assets.

***No rule or regulation requires that we calculate our NAV in a certain way, and our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures.***

There are no existing rules or regulatory bodies that specifically govern the manner in which we calculate our NAV. As a result, it is important that our stockholders pay particular attention to the specific methodologies and assumptions we will use to calculate our NAV. Other public REITs may use different methodologies or assumptions to determine their NAV. In addition, each year our board of directors, including a majority of our independent directors, will review the appropriateness of our valuation procedures and may, at any time, adopt changes to the valuation procedures. If we acquire real property assets as a portfolio, we may pay a premium over the amount that we would pay for the assets individually. See our valuation procedures, filed as Exhibit 99.2 to this Annual Report on Form 10-K, for more details regarding our valuation methodologies, assumptions and procedures.

***Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations or the actual operating results or observed market transactions materially differ from what we originally budgeted.***

It is possible that the annual appraisals of our properties may not be spread evenly throughout the year and may differ from the most recent monthly valuation. As such, when these appraisals are reflected in our Independent Valuation Advisor's valuation of our real estate portfolio, there may be a sudden change in our NAV per share for each class of our common stock. Property valuation changes can occur for a variety of reasons, such as local real estate market conditions, market lease assumptions, rotation of different third-party appraisal firms, the financial condition of our customers, or leasing activity. For example, due to rapidly changing market conditions, such as tenant demand and resulting rental rates, the valuation of the underlying properties correspondingly may change suddenly. Such a valuation change can be particularly significant when closer to a lease expiration, especially for single tenant buildings or where an individual tenant occupies a large portion of a building. We will be at the greatest risk of these valuation changes during periods in which we have a large number of lease expirations as well as when the lease of a significant tenant is closer to expiration. Similarly, if a tenant will have an option in the future to purchase one of our properties from us at a price that is less than the current valuation of the property, then if the value of the property exceeds the option price, the valuation will be expected to decline and begin to approach the purchase price as the date of the option approaches. In addition, actual operating results or observed market transactions may differ from what we originally budgeted, which may cause a sudden increase or decrease in the NAV per share amounts. We will accrue estimated revenues and expenses on a monthly basis based on actual leases and expenses in that month. On a periodic basis, we will adjust the revenues and expense accruals we estimated to reflect the revenues and expenses actually earned and incurred. We will not retroactively adjust the NAV per share of each class for any adjustments. Therefore, because actual results from operations may be better or worse than what we previously budgeted, the adjustment to reflect actual operating results may cause the NAV per share for each class of our common stock to increase or decrease.

***New acquisitions may be valued for purposes of our NAV at less than what we pay for them, which would dilute our NAV.***

Pursuant to our valuation procedures, the acquisition price of newly acquired properties will serve as the basis for our appraised value for the year of acquisition, and thereafter will be part of the rotating appraisal cycle such that they are appraised at least every calendar year. This is true whether the acquisition is funded with cash, equity or a combination thereof. However, the Independent Valuation Advisor always has the ability to adjust property valuations for purposes of our NAV from the most recent appraised value. Similarly, if the Independent Valuation Advisor believes that the purchase price for a recent acquisition does not reflect the current value of the property, the Independent Valuation Advisor has the ability to adjust the valuation for purposes of our NAV downwards immediately after acquisition. Even if the Independent Valuation Advisor does not adjust the valuation downwards immediately following the acquisition, when we obtain an appraisal on the property, it may not appraise at a value equal to the purchase price. Accordingly, the value of a new acquisition as established under our valuation procedures could be less than what we pay for it, which could negatively affect our NAV. Large portfolio acquisitions, in particular, may require a "portfolio premium" to be paid by us in order to be a competitive bidder, and this "portfolio premium" may not be taken into consideration in calculating our NAV. In addition, acquisition expenses we incur in connection with new acquisitions will negatively impact our NAV. We may make acquisitions (with cash or equity) of any size without stockholder approval, and such acquisitions may be dilutive to our NAV.

***The NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable.***

From time to time, we may experience events with respect to our investments that may have a material impact on our NAV. For example, and not by way of limitation, changes in governmental rules, regulations and fiscal policies, environmental legislation, natural disasters, pandemics, terrorism, war, social unrest, civil disturbances and major disturbances in financial markets may cause the value of a property to change materially. The NAV per share of each class of our common stock as published on any given month may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable. As a result, the NAV per share that we publish may not necessarily reflect changes in our NAV that are not immediately quantifiable, and the NAV per share of each class published after the announcement of a material event may differ significantly from our actual NAV per share for such class until such time as the financial impact is quantified and our NAV is appropriately adjusted in accordance with our valuation procedures. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

***The realizable value of specific properties may change before the value is adjusted by the Independent Valuation Advisor and reflected in the calculation of our NAV.***

Our valuation procedures generally provide that the Independent Valuation Advisor will adjust a real property's valuation, as necessary, based on known events that have a material impact on the most recent value (adjustments for non-material events may also be made). We are dependent on our Advisor to be reasonably aware of material events specific to our properties (such as lease expirations, customer disputes, damage, litigation and environmental issues, as well as positive events such as new lease agreements) that may cause the value of a property to change materially and to promptly notify the Independent Valuation Advisor so that the information may be reflected in our real estate portfolio valuation. Events may transpire that, for a period of time, are unknown to us or the Independent Valuation Advisor that may affect the value of a property, and until such information becomes known and is processed, the value of such asset may differ from the value used to determine our NAV. In addition, although we may have information that suggests a change in value of a property may have occurred, there may be a delay in the resulting change in value being reflected in our NAV until such information is appropriately reviewed, verified and processed. For example, we may receive an unsolicited offer from an unrelated third party to purchase one of our assets at a price that is materially different than the price included in our NAV. Or, we may be aware of a new lease, lease expiry, or entering into a contract for capital expenditure. Where possible, adjustments generally will be made based on events evidenced by proper final documentation. It is possible that an adjustment to the valuation of a property may occur prior to final documentation if the Independent Valuation Advisor determines that events warrant adjustments to certain assumptions (including probability of occurrence) that materially affect value. However, to the extent that an event has not yet become final based on proper documentation, its impact on the value of the applicable property may not be reflected (or may be only partially reflected) in the calculation of our NAV.

***Our NAV and the NAV of our stockholders' shares may be diluted in connection with this and future securities offerings.***

In connection with our securities offerings, we incur fees and expenses, which will decrease the amount of cash we have available for operations and new investments. In addition, because the prices of shares sold in our securities offerings will be based on our monthly NAV per share, our securities offerings may be dilutive if our NAV procedures do not fully capture the value of our shares and/or we do not utilize the proceeds accretively.

In the future we may conduct other offerings of common stock (whether existing or new classes), preferred stock, debt securities or of interests in the Operating Partnership. We may also amend the terms of our public offering. We may structure or amend such offerings to attract institutional investors or other sources of capital. The costs of our current securities offerings and future offerings may negatively impact our ability to pay distributions and our stockholders' overall return.

***Interest rate changes may cause volatility in our monthly NAV.***

In accordance with our valuation procedures, we generally will use the fair value of our assets and liabilities related to assets held for sale, if any, to determine our monthly NAV. The fair value of certain of our assets and such liabilities may be very sensitive to interest rate changes, such as fixed rate borrowings and interest rate hedges that are not intended to be held to maturity. As a result, changes in projected forward interest rates may cause volatility in our monthly NAV.

***Our stockholders will experience dilution in the net tangible book value of our stockholders' shares equal to the upfront offering costs associated with their shares.***

Our stockholders will incur immediate dilution equal to the upfront costs of the offering associated with the sale of their shares, including with respect to Class T shares sold in the primary offering, upfront selling commissions and dealer manager fees, and with respect to all shares sold in the offering, organization and offering expenses. This means that investors who purchase our shares of common stock will pay a price per share that exceeds the amount available to us to purchase assets and therefore, the value of these assets upon purchase.

***Our stockholders may be at a greater risk of loss than the Sponsor or the Advisor since our primary source of capital is funds raised through the sale of shares of our common stock.***

Because our primary source of capital is funds raised through the sale of shares of our common stock, any losses that may occur will be borne primarily by our stockholders, rather than by the Sponsor or the Advisor.

***Stockholders will not have the benefit of an independent due diligence review in connection with our securities offerings, which increases the risk of their investment.***

Because the Advisor and the Dealer Manager are affiliates of, or otherwise related to, the Sponsor, stockholders will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with a securities offering. This lack of an independent due diligence review and investigation increases the risk of the stockholders' investment.

***The performance component of the advisory fee is calculated on the basis of the overall investment return provided to holders of Fund Interests over a calendar year, so it may not be consistent with the return on our stockholders' shares.***

The performance component of the advisory fee is calculated on the basis of the overall investment return provided to holders of Fund Interests (i.e., our outstanding shares and OP Units held by third parties) in any calendar year such that the Special Unit Holder, which is a wholly-owned subsidiary of our Advisor, will receive a performance component of the advisory fee equal to the lesser of (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward, and (2) the amount equal to (x) the annual total return amount, less

(y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5.0% of the NAV per Fund Interest at the beginning of such year (the "Hurdle Amount"). Therefore, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the Special Unit Holder will receive a performance component equal to 100% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward. The foregoing calculations are performed based on the weighted-average number of outstanding Fund Interests during the year and the weighted-average total return per Fund Interest. The "annual total return amount" referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance component of the advisory fee as well as ongoing distribution fees (i.e., our ongoing class-specific fees). If the performance component is being calculated with respect to a year in which we complete a Liquidity Event (if any), for purposes of determining the "annual total return amount," the change in NAV per Fund Interest will be deemed to equal the difference between the NAV per Fund Interest as of the end of the prior calendar year and the value per Fund Interest determined in connection with such Liquidity Event. The "loss carryforward" referred to above will track any negative annual total return amounts from prior years and offset the positive annual total return amount for purposes of the calculation of the performance component of the advisory fee. Therefore, payment of the performance component of the advisory fee (1) is contingent upon the overall return to the holders of Fund Interests exceeding the Hurdle Amount plus the amount of any loss carryforward, (2) will vary in amount based on our actual performance and (3) cannot, in and of itself, cause the overall return to the holders of Fund Interests for the year to be reduced below 5.0%. In addition, if the performance component of the advisory fee is earned for any given year, the Advisor and the Special Unit Holder will not be obligated to return any portion of advisory fees based on our subsequent performance. We completed the 2023 calendar year with an annual total return loss and therefore have a loss carryforward that will apply to future performance participation allocations. The loss carryforward as of December 31, 2023 is approximately $1.47 per Fund Interest. Realization of the loss carryforward is contingent on future performance. Even after such offset, future performance participation allocations will be subject to the Hurdle Amount.

As a result of the manner in which the performance component is calculated, as described above, the performance component is not directly tied to the performance of the shares our stockholders purchase, the class of shares they purchase, or the time period during which they own their shares. The performance component may be payable to the Special Unit Holder even if the NAV of a stockholder's shares at the time the performance component is calculated is below the stockholder's purchase price, and the thresholds at which increases in NAV count towards the overall return to the holders of Fund Interests are not based on at stockholder's purchase price. Because of the class-specific allocations of the ongoing distribution fee, which differ among classes, we do not expect the overall return of each class of Fund Interests to ever be the same. However, if and when the performance component of the advisory fee is payable, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares, regardless of the different returns achieved by different classes of Fund Interests during the year. Further, our stockholders who redeem their shares during a given year may redeem their shares at a lower NAV per share as a result of an accrual for the estimated performance component of the advisory fee, even if no performance component is ultimately payable to the Special Unit Holder for all or any portion of such calendar year.

***The payment of fees and expenses to the Advisor and its affiliates and the Dealer Manager reduces the cash available for distribution and increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.***

The Advisor and the Dealer Manager perform services for us, including, among other things, the selection and acquisition of our investments, the management of our assets, the disposition of our assets, the financing of our assets and certain administrative services. We pay the Advisor and its affiliates and the Dealer Manager fees and expense reimbursements for these services, which will reduce the amount of cash available for further investments or distribution to our stockholders.

***We will be required to pay substantial compensation to the Advisor and its affiliates or related parties, which may be increased or decreased during our current securities offerings or future offerings by a majority of our board of directors, including a majority of the independent directors.***

Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interest and other payments that we will be required to pay to the Advisor and its affiliates or related parties may increase or decrease during our current securities offerings or future offerings if such change is approved by a majority of our board of directors, including a majority of the independent directors. These payments to the Advisor and its affiliates or related parties will decrease the amount of cash we have available for operations and new investments and could negatively impact our ability to pay distributions and our stockholders' overall return.

***We may have difficulty completely funding our distributions with funds provided by cash flows from operating activities; therefore, we may use cash flows from financing activities, which may include borrowings and net proceeds from shares sold in our securities offerings, proceeds from the issuance of shares under our distribution reinvestment plan, or other sources to fund distributions to our stockholders. The use of these sources to pay distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and/or potentially impact the value or result in dilution of our stockholders' investment by creating future liabilities, reducing the return on their investment or otherwise.***

Until the proceeds from our securities offerings are fully invested, and from time to time thereafter, we may not generate sufficient cash flows from operating activities, as determined on a GAAP basis, to fully fund distributions to our stockholders. To date, we have funded, and expect to continue to fund, distributions to our stockholders, with cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, net proceeds from shares sold in our securities offerings, and from our sale of DST Interests. Our charter does not prohibit our use of such sources to fund distributions. We may be required to fund distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected or as a result of numerous other factors. We have not established a cap on the amount of our distributions that may be paid from any of these sources. Using certain of these sources may result in a liability to us, which would require a future repayment. For the year ended December 31, 2023, approximately 1.1% of our total gross distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 98.9% of our total gross distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically, 48.0% were funded with proceeds from shares issued pursuant to our distribution reinvestment plan and 50.9% were funded with proceeds from financing activities.

The use of the sources described above for distributions and the ultimate repayment of any liabilities incurred, as well as the payment of distributions in excess of our FFO, could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and reduce our stockholders' overall return and adversely impact and dilute the value of their investment in shares of our common stock. To the extent distributions in excess of current and accumulated earnings and profits (i) do not exceed a stockholder's adjusted basis in our stock, such distributions will not be taxable to a stockholder, but rather a stockholder's adjusted basis in our stock will be reduced; and (ii) exceed a stockholder's adjusted tax basis in our stock, such distributions will be included in income as long-term capital gain if the stockholder has held its shares for more than one year and otherwise as short-term capital gain.

In addition, the Advisor or its affiliates could choose to receive shares of our common stock or interests in the Operating Partnership in lieu of cash or deferred fees or the repayment of advances to which they are entitled, and the issuance of such securities may dilute our stockholders' investment in shares of our common stock.

***There is very limited liquidity for our shares of common stock. If we do not effect a Liquidity Event, it will be very difficult for our stockholders to have liquidity for their investment in shares of our common stock.***

Although we presently intend to operate on a perpetual basis with an ongoing offering and share redemption program, in the future we may also consider various Liquidity Events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a Liquidity Event could arise. There can be no assurance that we will ever seek to effect, or be successful in effecting, a Liquidity Event. Our charter does not require us to pursue a Liquidity Event or any transaction to provide liquidity to our stockholders. If we do not effect a Liquidity Event, it will be very difficult for our stockholders to have liquidity for their investment in shares of our common stock other than limited liquidity through any share redemption program.

***We currently do not have research analysts reviewing our performance.***

We do not have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, we do not have an independent review of our performance and value of our common stock relative to publicly traded companies.

***Our investors may be at a greater risk of loss than the Advisor and members of our management team.***

We have taken certain actions to increase the stock ownership in our Company by our management team, the Advisor and our directors over the past couple of years, including the implementation of certain stock-based awards. The current level of ownership by management may be less than the management teams of other public real estate companies and, as a result, our investors may be at a greater risk of loss than the Advisor and other members of our management, especially as compared to these other companies in which stock ownership by management and directors may be significantly greater.

***The availability and timing of cash distributions to our stockholders is uncertain.***

We bear all expenses incurred in our operations, which are deducted from cash funds generated by operations prior to computing the amount of cash from operations available for distributions to our stockholders. In addition, there are ongoing distribution fees payable on Class T shares and Class D shares, which will reduce the amount of cash available for distribution to holders of Class T shares and Class D shares. Distributions could also be negatively impacted by the failure to deploy available cash on an expeditious basis, the inability to find suitable investments that are not dilutive to distributions, potential poor performance of our investments, an increase in expenses for any reason (including expending funds for redemptions in excess of the proceeds from our distribution reinvestment plan) and due to numerous other factors. Any request by the holders of our OP Units to redeem some or all of their OP Units for cash may also impact the amount of cash available for distribution to our stockholders. In addition, our board of directors, in its discretion, may retain any portion of such funds for working capital. There can be no assurance that sufficient cash will be available to make distributions to our stockholders or that the amount of distributions will increase and not decrease over time. Should we fail for any reason to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gain), we would not qualify for the favorable tax treatment accorded to REITs.

***If we internalize our management functions, the percentage of our outstanding shares of common stock owned by our other stockholders could be reduced, we could incur other significant costs associated with being self-managed, and any internalization could have other adverse effects on our business and financial condition.***

At some point in the future, we may internalize the functions performed for us by the Advisor. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may acquire the Advisor or its assets, including its existing workforce. Any internalization transaction could result in significant payments to the owners of the Advisor, including in the form of our stock which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in the Sponsor. In addition, there is no assurance that internalizing our management functions will be beneficial to us and our stockholders. For example, we may not realize the perceived benefits because of the costs of being self-managed or we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by the Advisor or its affiliates. Internalization transactions have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in real estate assets or to pay distributions.

***If another investment program, whether sponsored by the Sponsor or otherwise, hires the current executives or key personnel of the Advisor in connection with an internalization transaction or otherwise, or if we were to internalize our management but cannot retain some or all of our current executives or key personnel of the Advisor, our ability to conduct our business may be adversely affected.***

We will rely on key personnel of the Advisor to manage our day-to-day operating and acquisition activities. In addition, all of our current executives and other key personnel of the Advisor may provide services to one or more other investment programs, including other public investment programs sponsored or advised by affiliates of the Sponsor. These programs or third parties may decide to retain or hire some or all of our current executives and the Advisor's other key personnel in the future through an internalization transaction or otherwise. If this occurs, we may not be able to retain some or all of our current executives and other key personnel of the Advisor who are most familiar with our business and operations, thereby potentially adversely impacting our business. If we were to effectuate an internalization of the Advisor, we may not be able to retain all of the current executives and the Advisor's other key personnel or to maintain a relationship with the Sponsor, which also may adversely affect our ability to conduct our business.

***We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of an investment in shares of our common stock.***

Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets, provided that we may exceed this limit if a higher level of borrowing is approved by a majority of our independent directors. High debt levels could cause us to incur higher interest charges, could result in higher debt service obligations, could be accompanied by restrictive covenants, and generally could make us subject to the risks associated with higher leverage. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of an investment in shares of our common stock.

## RISKS RELATED TO OUR GENERAL BUSINESS OPERATIONS AND OUR CORPORATE STRUCTURE

***If we are delayed in finding or unable to find suitable investments, we may not be able to achieve our investment objectives and make distributions to our stockholders.***

We could suffer from delays in identifying suitable investments due to, among other factors, competition we face for real property investments from other REITs and institutional investors, as well as from certain other entities sponsored or advised by affiliates of the Sponsor, which may have greater financial resources than we do, may be able to accept more risk than we can and may possess other significant competitive advantages over us, including a lower cost of capital. Our ability to commit to purchase specific assets will also depend, in part, on the amount of capital we have available for investment at a given time, which may be dependent on the success of our capital raising activities, including the pace at which we are able to raise capital. If we are delayed in finding or unable to find suitable investments, we may not be able to achieve our investment objectives, make distributions to our stockholders or continue to fund distributions from sources other than cash flows from operating activities. In addition, such delays in our ability to find suitable investments would increase the length of time that offering proceeds are held in short term liquid investments that are expected to only produce minimal returns.

***We anticipate that our investments will continue to be concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S., and our business could be adversely affected by an economic downturn in that sector or in those geographic areas.***

We anticipate that our investments will continue to be concentrated in the industrial real estate sector and primarily in the largest distribution and logistics markets in the U.S. Such industry concentration may expose us to the risk of economic downturns in this sector, such as downturns that may result from economic uncertainty with respect to imports and international trade or changes to trade agreements, to a greater extent than if our business activities included investing a more significant portion of the net proceeds of our securities offerings in other sectors of the real estate industry; and such market concentrations may expose us to the risk of economic downturns in these areas. As of December 31, 2023, there were no market concentrations with greater than 10.0% of our annualized base rent. As a result of this geographic concentration, our business is dependent on the economy in this market generally, and on the respective markets for industrial property demand in particular, which could expose us to greater economic risks than if we were invested in a more geographically diverse portfolio. In addition, if our customers are concentrated in any particular industry, any adverse economic developments in such industry could expose us to additional risks. These concentration risks could negatively impact our operating results and affect our ability to make distributions to our stockholders.

***Compliance with the SEC's Regulation Best Interest by participating broker dealers may negatively impact our ability to raise capital, which would harm our ability to achieve our investment objectives.***

Broker dealers are required to comply with Regulation Best Interest, which, among other requirements, establishes a standard of conduct for broker dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest may negatively impact whether participating broker dealers and their associated persons recommend our securities offerings to certain retail customers. In particular, under SEC guidance concerning Regulation Best Interest, a broker dealer recommending an investment in our shares should consider a number of factors, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. Broker dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe it is in the best interest of a particular retail customer. However, if broker dealers instead choose alternatives to our shares, many of which likely exist, our ability to raise capital may be adversely affected. If Regulation Best Interest reduces our ability to raise capital, it would harm our ability to further expand and diversify our portfolio of investments, as well as our ability to achieve our investment objectives.

***Inflation, rising interest rates or deflation may adversely affect our financial condition and results of operations.***

We are affected by the fiscal and monetary policies of the United States Government and its agencies, including the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. Changes in fiscal and monetary policies are beyond our control and are difficult to predict. For example, in an effort to combat then-rising inflation levels, the Federal Reserve steadily began increasing the target federal funds rate beginning in the first quarter of 2022, and continued to do so throughout 2022 and much of 2023 through a series of consecutive rate hikes. Changes in the federal funds rate as well as the other policies of the Federal Reserve affect interest rates, which may have a significant impact on our financial condition.

While the Federal Reserve has indicated that there may be a decrease in interest rates in 2024, future periods of increased inflation and interest rates could have an adverse impact on our floating rate mortgages, our ability to borrow money, and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Increases in the costs of owning and operating our properties due to inflation could reduce our net operating income and our NAV to the extent such increases are not reimbursed or paid by our customers. If we are materially impacted by increasing inflation because, for example, inflationary increases in costs are not sufficiently offset by the contractual rent increases and operating expense reimbursement provisions or escalations in the leases with our customers, we may implement measures to conserve cash or preserve liquidity. Such measures could include deferring investments, reducing or suspending the number of shares redeemed under our share redemption program and reducing or suspending distributions we make to our stockholders, which may adversely and materially affect our net operating income and NAV. In addition, due to rising interest rates, we may experience restrictions in our liquidity based on certain financial covenant requirements as well as our inability to refinance maturing debt in part or in full as it comes due depending on rates at such time and higher debt service costs and reduced yields relative to cost of debt. If we are unable to find alternative credit arrangements or other funding in a high interest environment, our business needs may not be adequately met.

In addition, customers and potential customers of our properties may be adversely impacted by inflation and rising interest rates, which could negatively impact our customers' ability to pay rent and demand for our properties. Such adverse impacts on our customers may cause increased vacancies, which may add pressure to lower rents and increase our expenditures for re-leasing. Inflation could also have an adverse effect on consumer spending, which could impact our customers' operations and, in turn, demand for our properties. Conversely, deflation could lead to downward pressure on rents and other sources of income.

***We are dependent on customers for revenue and our inability to lease our properties or to collect rent from our customers will adversely affect our results of operations and returns to our stockholders.***

Our revenues from our real property investments are dependent on our ability to lease our real properties and on the creditworthiness of our customers and would be adversely affected by the loss of or default by significant customers. Much of our customer base is comprised of non-rated and non-investment grade customers. The success of our real properties depends on the financial stability of such customers. The financial results of our customers can depend on several factors, including but not limited to the general business environment, interest rates, inflation, the availability of credit, taxation and overall consumer confidence. In addition, our ability to increase our revenues and operating income partially depends on steady growth of demand for the products and services offered by the customers located in the assets that we own and manage. A drop in demand, as a result of a slowdown in the U.S. and global economy or otherwise, could result in a reduction in performance of our customers and consequently, adversely affect our results of operations, NAV and returns to our stockholders. If indicators of impairment exist in any of our real properties, for example, we experience negative operating trends such as prolonged vacancies or operating losses, we may not recover some or all of our investment.

Lease payment defaults by customers could impact operating results, causing us to lower our NAV, reduce the amount of distributions to our stockholders, or could force us to find an alternative source of funding to pay any mortgage loan interest or principal, taxes, or other obligations relating to the property. In the event of a customer default, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, the value of the property may be immediately and negatively affected and we may be unable to lease the property for the rent previously received or at all or sell the property without incurring a loss.

As of December 31, 2023, our top five customers represented 15.8% of our total annualized base rent of our portfolio, our top ten customers represented 22.2% of our total annualized base rent of our portfolio and there was one customer that individually represented more than 5.0% of our total annualized base rent of our portfolio. Our results of operations are currently substantially dependent on our top customers, and any downturn in their businesses could have a material adverse effect on our operations. In addition, certain of our properties are occupied by a single customer, and as a result, the success of those properties depends on the financial stability of that customer. Adverse impacts to such customers, businesses or operators, including as a result of changes in market or economic conditions, natural disasters, outbreaks of an infectious disease, pandemic or any other serious public health concern, political events or other factors that may impact the operation of these properties, may have negative effects on our business and financial results. As a result, some of our customers have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. Further, if such customers default under their leases, we may not be able to promptly enter into a new lease or operating arrangement for such properties, rental rates or other terms under any new leases or operating arrangement may be less favorable than the terms of the current lease or operating arrangement or we may be required to make capital improvements to such properties for a new customer, any of which could adversely impact our operating results.

***A global economic slowdown, a recession or declines in real estate values could impair our investments and have a significant adverse effect on our business, financial condition and results of operations.***

Geopolitical instability, including the conflict between Russia and Ukraine as well as the conflict in the Middle East, actual and potential shifts in U.S. and foreign, trade, economic and other policies, and rising trade tensions between the United States and China, as well as other global events have significantly increased macroeconomic uncertainty at a global level. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. There is no assurance that market disruptions, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy. The risks associated with our business are more severe during periods of economic slowdown or recession and if these periods are accompanied by declining real estate values, our business can be materially adversely affected.

We believe the risks associated with our business are more severe during periods of economic downturn if these periods are accompanied by declining values in real estate. For example, a prolonged economic downturn could negatively impact our property investments as a result of increased customer delinquencies and/or defaults under our leases, generally lower demand for rentable space, potential oversupply of rentable space leading to increased concessions, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be negatively affected to a greater extent if an economic downturn occurs, is prolonged or becomes more severe, which could significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to our stockholders.

Market conditions may also make it difficult for us to extend the maturity of or refinance our existing indebtedness or to access or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business.

***We are highly dependent on the information systems of Ares and systems failures could significantly disrupt our business, which may, in turn, negatively affect our operating results and our ability to pay distributions.***

Our business is highly dependent on communications and information systems of Ares. Any failure or interruption of Ares' systems could cause delays or other problems in our business, which could have a material adverse effect on our operating results and negatively affect our ability to pay distributions to our stockholders.

Ares' information systems and technology may not continue to be able to accommodate the growth of our business, and the cost of maintaining the information systems and technology, which is partially allocated to us pursuant to the Advisory Agreement, may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to the information systems and technology, could have a material adverse effect on our business and results of operations.

Furthermore, a disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications, human resources systems or other services used by us, our Advisor, Ares or third parties with whom we conduct business, could have a material adverse effect on our ability to continue to operate our business without interruption. Although Ares has disaster recovery programs in place, these may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for any losses as a result of such a disaster or disruption, if at all.

We, our Advisor and Ares also rely on third-party service providers for certain aspects of our respective businesses, including for certain information systems, technology and administration of our loan portfolio and compliance matters. Any interruption or deterioration in the performance of these third parties or failures or vulnerabilities of their information systems or technology could impair the quality of our operations and could impact our reputation and adversely affect our business.

***Our business could be adversely affected by the effects of health pandemics or epidemics.***

Our business could be adversely affected by a public health crises, including pandemics, epidemics, outbreaks of novel diseases or other public health emergencies. A severe public health crisis could disrupt our business and adversely materially impact our financial condition, results of operations and ability to pay distributions to our stockholders. Further, the impact of a widespread public health emergency may have the effect of exacerbating many of the other risks described in this Annual Report on Form 10-K.

***Yields on and safety of deposits may be lower due to the extensive decline in the financial markets.***

Until we invest the proceeds of the offerings in properties, debt and other investments, we generally plan to hold those funds in permitted investments. Subject to applicable REIT rules, such investments include money market funds, bank money market accounts and CDs or other accounts at third-party depository institutions. Continuous or unusual declines in the financial markets may result in a loss of some or all of these funds. In particular, during times of economic distress, money market funds have experienced intense redemption pressure and have had difficulty satisfying redemption requests. As such, we may not be able to access the cash in our money market investments. In addition, income from these investments is minimal.

***Our business is dependent on bank relationships and strain on the banking system may severely impact us. Similarly, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.***

The financial markets have encountered and may in the future encounter volatility associated with concerns about the balance sheets of banks, especially small and regional banks which may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Our business is dependent on bank relationships and we proactively monitor the financial health of such bank relationships. Strain on the banking system may adversely impact our operations and the economy more broadly, and in turn our cash flow, distributions and NAV.

We will seek to diversify our excess cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation generally only insures amounts up to $250,000 per depositor per insured bank. It is likely that we will have cash and cash equivalents and restricted cash deposited in certain financial institutions substantially in excess of federally insured levels. If any of the banking institutions in which we deposit funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of our stockholders' investment.

***Terrorist attacks and other acts of violence, civilian unrest, military conflict, or war may affect the markets in which we operate, our operations and our profitability.***

Terrorist attacks and other acts of violence, civilian unrest, military conflict or war may negatively affect our operations and our stockholders' investment. We may acquire real estate assets located in areas that are susceptible to attack. In addition, any kind of terrorist activity or violent criminal acts, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could have a negative effect on our business. These events may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including military conflicts, such as the ongoing conflicts between Russia and Ukraine and Israel and Hamas, could result in increased volatility in, or damage to, the worldwide financial markets and economy. Increased economic volatility and trade restrictions could adversely affect our customers' ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices and have a material adverse effect on our financial condition, results of operations and ability to pay distributions to our stockholders.

***Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations or the operations of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with services essential to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation or the business relationships or reputations of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with essential services, which could negatively impact our business, financial condition and operating results.***

A cyber-attack is considered to be any adverse event that threatens the confidentiality, integrity or availability of the information resources of us or the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with services essential to our operations. A cyber incident may be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state affiliated actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The efficient operation of our business is dependent on computer hardware and software systems, as well as data processing systems and the secure processing, storage and transmission of information, all of which are potentially vulnerable to security breaches and cyber-attacks or other security breaches. These attacks may take the form of an intentional attack or an unintentional event, either of which could involve a third party gaining unauthorized access to our information systems or those of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with services for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-states or nation-state affiliated actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We, along with the Advisor and the Dealer Manager, have been and expect to continue to be the target of fraudulent calls, emails and other forms of potentially malicious or otherwise negatively impacting activities and attempts to gain unauthorized access to confidential, personal or other sensitive information. The result of a cyber-attack or other security incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information (including personal information), fines or penalties, investigations, increased cybersecurity protection and insurance costs, litigation, or damage to our business relationships and reputation, in each case, causing our business and results of operations to suffer. The rapid evolution and increasing prevalence of artificial intelligence technologies may also increase our cybersecurity risks.

The costs related to cyber-attacks or other security threats or disruptions may not be fully insured or indemnified by other means. As reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by Ares and third party service providers. Ares has implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber-attacks (see Item 1C. Cybersecurity of this Annual Report on Form 10-K for additional detail regarding such processes, procedures and internal controls), but these measures do not guarantee that a cyber-attack will not occur or that our financial results, operations or confidential information, personal or other sensitive information will not be negatively impacted by such an incident. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. Moreover, our systems, servers and platforms and those of our third party service providers may be vulnerable to computer viruses or physical or electronic break-ins and similar disruptions that our or their security measures may not detect, which could cause system interruptions, website slowdown or unavailability, delays in communication or loss of data. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us and our service providers to entirely mitigate this risk. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third party service providers will be successful in preventing cyber-attacks or successfully mitigate their effects. Cybersecurity risks require continuous and increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address such risks. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective.

In addition, cybersecurity has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. In particular, state and federal laws and regulations related to cybersecurity compliance continue to evolve and change, which may require substantial investments in new technology, software and personnel, which could affect our profitability. In July 2023, the SEC adopted rules requiring public companies to disclose material cybersecurity incidents in Current Reports on Form 8-K and periodic disclosure of a registrant's cybersecurity risk management, strategy, and governance in Annual Reports on Form 10-K. The rules became effective beginning with Annual Reports on Form 10-K for fiscal years ending on or after December 15, 2023 and with Current Reports on Form 8-K filed on or after December 18, 2023. With the SEC particularly focused on cybersecurity, we expect increased scrutiny of our policies and systems designed to manage our cybersecurity risks and our related disclosures. We also expect to face increased costs to comply with the new SEC rules, including increased costs for cybersecurity training and management. These changes may also result in enhanced and unforeseen consequences for cyber-related breaches and cyber-attacks, which may further adversely affect our profitability. If we fail to comply with the relevant laws and regulations, we could suffer financial loss, a disruption of our business, liability to investors, regulatory intervention or reputational damage.

***If we fail to comply with laws, regulations and market standards regarding the privacy, use and security of customer and stockholder information, we may be subject to legal and regulatory actions and our reputation would be harmed, which would materially adversely affect us.***

We receive, maintain and store the non-public personal information of our stockholders and certain of our customers. The technology and other controls and processes designed to secure our stockholder and customer information and to prevent, detect and remedy any unauthorized access to that information were designed to obtain reasonable, not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Accordingly, such controls may not have detected, and may in the future fail to prevent or detect, unauthorized access to such non-public personal information. If this information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individual or entity for any losses that may have been incurred as a result of the misappropriation. In such an instance, we may be liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of non-public personal information, which could materially adversely affect us.

***Our board of directors determines our major policies and operations which increases the uncertainties faced by our stockholders.***

Our board of directors determines our major policies, including our policies regarding acquisitions, dispositions, financing, growth, debt capitalization, REIT qualification, listing, redemptions and distributions. Our board of directors may amend or revise these and other policies without providing notice to or obtaining the consent of our stockholders, which could result in investments that are different than those described in our prospectus. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board of directors' broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face, especially if our board of directors and our stockholders disagree as to what course of action is in our stockholders' best interests.

***Our board of directors adopted a delegation of authority policy and pursuant to such policy, has established the Combined Industrial Advisors Committee, which is not a committee of our board of directors, but consists of certain of our officers and officers of the Advisor. Our board of directors has delegated to the Combined Industrial Advisors Committee certain responsibilities with respect to certain acquisition, disposition, leasing, capital expenditure and borrowing decisions, which may result in our making riskier investments and which could adversely affect our results of operations, financial condition, NAV and cash flows.***

Our board of directors has delegated to the Combined Industrial Advisors Committee the authority to execute certain transactions and make certain decisions on our behalf. The Combined Industrial Advisors Committee has the authority to approve certain transactions, including acquisitions, dispositions and leases, as well as to make decisions with respect to capital expenditures and borrowings, in each case so long as such investments and decisions meet certain board-approved parameters (that include limitations regarding the dollar amount of the transactions, among others) and are consistent with the requirements of our charter. There can be no assurance that the Combined Industrial Advisors Committee will be successful in applying any strategy or discretionary approach to our investment activities pursuant to this delegation of authority. Our board of directors will review the investment decisions made pursuant to this delegation of authority periodically. The prior approval of our board of directors or a committee of our independent directors will be required as set forth in our charter (including for transactions with affiliates of the Advisor) or for transactions or decisions that are outside of the board-approved parameters placed on this delegation of authority. Transactions entered into and decisions made by the Combined Industrial Advisors Committee on our behalf may be costly, difficult or impossible to unwind if our board of directors later reviews them and determines that they should not have been entered into or made.

***Tax protection agreements could limit our ability to sell or otherwise dispose of property contributed to the Operating Partnership.***

In connection with contributions of property to the Operating Partnership, our Operating Partnership may enter into a tax protection agreement with the contributor of such property that provides that if we dispose of any interest in the contributed property in a taxable transaction within a certain time period, subject to certain exceptions, we may be required to indemnify the contributor for its tax liabilities attributable to the built in gain that exists with respect to such property interests, and the tax liabilities incurred as a result of such tax protection payment. Therefore, although it may be in our stockholders' best interests that we sell the contributed property, it may be economically prohibitive for us to do so because of these obligations or similar considerations. While we may be able to avoid these indemnification requirements by contributing such properties to an acquired subsidiary real estate investment trust (a "Subsidiary REIT") prior to any such sale, there is no guarantee that we will be able to do so effectively.

***Tax protection agreements may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.***

Under a tax protection agreement, our Operating Partnership may provide the contributor of property the opportunity to guarantee debt or enter into a deficit restoration obligation. If we fail to make such opportunities available, we may be required to deliver to such contributor a cash payment intended to approximate the contributor's tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. These obligations may require the Operating Partnership to maintain more or different indebtedness than we would otherwise require for our business.

***Certain provisions in the partnership agreement of the Operating Partnership may delay, defer or prevent an unsolicited acquisition of us or a change of our control.***

Provisions in the partnership agreement of the Operating Partnership may delay, defer or prevent an unsolicited acquisition of us or a change of our control. These provisions include, among others:

- redemption rights of qualifying parties;

- a requirement that we may not be removed as the general partner of the operating partnership without our consent;

- transfer restrictions on our OP Units;

- our ability, as general partner, in some cases, to amend the partnership agreement without the consent of the limited partners; and

- the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or a change of our control, although some stockholders might consider such proposals, if made, desirable. Our charter and bylaws, the partnership agreement of the Operating Partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or that our stockholders otherwise might believe to be in their best interests.

***Our UPREIT structure may result in potential conflicts of interest with limited partners in the Operating Partnership whose interests may not be aligned with those of our stockholders.***

Limited partners in the Operating Partnership have the right to vote on certain amendments to the tenth amended and restated limited operating partnership agreement of the Operating Partnership, or the "Operating Partnership Agreement," as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with our stockholders' interests. In addition, conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the Operating Partnership or any partner thereof, on the other hand. Our directors and officers have duties to our company and our stockholders under Maryland law in connection with their management of our company.

***We may acquire co-ownership interests in property that are subject to certain co-ownership agreements which may have an adverse effect on our results of operations, relative to if the co-ownership agreements did not exist.***

We may acquire co-ownership interests, especially in connection with the Operating Partnership's potential private placements, such as tenancy-in-common interests in property, interests in DSTs that own property and/or similar interests, which are subject to certain co-ownership agreements. The co-ownership agreements may limit our ability to encumber, lease, or dispose of our co-ownership interest.

Such agreements could affect our ability to turn our investments into cash and could affect cash available for distributions to our stockholders. The co-ownership agreements could also impair our ability to take actions that would otherwise be in the best interest of our stockholders and, therefore, may have an adverse effect on our results of operations, relative to if the co-ownership agreements did not exist.

**The Operating Partnership's private placements of DST Interests under our DST Program could cause our leverage ratio to increase or subject us to liabilities from litigation or otherwise.**

We, through the Operating Partnership, have commenced a program to raise capital in private placements exempt from registration under Section 506(b) of the Securities Act through the sale of DST Interests holding real properties, including properties currently indirectly owned by the Operating Partnership. These interests may serve as replacement properties for investors seeking to complete Section 1031 Exchanges. All of the interests sold to investors pursuant to such private placements will be leased-back by the Operating Partnership or a wholly owned subsidiary thereof, as applicable, and fully guaranteed by the Operating Partnership, although there can be no assurance that the Operating Partnership can or will fulfill these guarantee obligations. Additionally, the Operating Partnership will be given a fair market value purchase option (the "FMV Option") giving it the right, but not the obligation, to acquire the DST Interests from the investors at a later time in exchange for OP Units. In the event the Operating Partnership elects not to exercise the FMV Option our leverage ratio could increase based on remaining master lease obligations. This may result in both increased costs to us and a negative impact on our overall debt covenants. In addition, in the event the Operating Partnership elects not to exercise the FMV Option and the DST Property is sold to a third party, the master lease will terminate, triggering an obligation on the part of a subsidiary of the Operating Partnership, as master tenant, to pay to the DST an amount equal to the positive difference, if any, between the fair market value of the DST Property with the master lease in place as if such automatic termination had not occurred, and the gross purchase price to be paid by the third party buyer to the trust to acquire the DST Property. However, if the gross purchase price for the DST Property exceeds the fair market value of the DST Property subject to the master lease, no payment to the trust by the master tenant will be required. Further, investors who acquired DST Interests pursuant to such private placements may have been seeking certain tax benefits that depend on the interpretation of, and compliance with, federal and state income tax laws and regulations. As the general partner of the Operating Partnership, we may become subject to liability, from litigation or otherwise, as a result of such transactions, including in the event an investor fails to qualify for any desired tax benefits.

**The Operating Partnership's private placements of DST Interests under our DST Program will not shield us from risks related to the performance of the real properties held through such structures.**

Pursuant to the DST Program, the Operating Partnership intends to place certain of its existing real properties and/or acquire new properties to place into specific DSTs and then sell DST Interests, via its taxable REIT subsidiary ("TRS"), in such trusts to third-party investors. We will hold long-term leasehold interests in the property pursuant to master leases that are fully guaranteed by the Operating Partnership, while the third-party investors indirectly hold some or all of the interests in the real estate. There can be no assurance that the Operating Partnership can or will fulfill these guarantee obligations. Although we will hold a FMV Option to reacquire the real estate through a purchase of DST Interests, the purchase price will be based on the then-current fair market value of the third-party investor's interest in the real estate, which will be greatly impacted by the rental terms fixed by the long-term master lease. Under the lease, we are responsible for subleasing the property to occupying customers until the earlier of the expiration of the master lease or our exercise of the FMV Option, which means that we bear the risk that the underlying cash flow from the property and all capital expenditures may be less than the master lease payments at such time. Therefore, even though we will no longer own the underlying real estate while it is held by the DST, because of the fixed terms of the long-term master lease guaranteed by the Operating Partnership, negative performance by the underlying properties could affect cash available for distributions to our stockholders and will likely have an adverse effect on our results of operations and NAV. In addition, if we determine to exercise the FMV Option and the underlying cash flow at the property owned by the DST is or is anticipated to be lower than the master lease rent payments, then the presence of the master lease may cause the property to have a higher fair market value than would otherwise be the case if the property had not been sold subject to the master lease.

**We may own DST Interests in DSTs owning real property that will be subject to the agreements under our DST Program, which may have an adverse effect on our results of operations, relative to if the DST Program agreements did not exist.**

In connection with the launch of our DST Program, we may own DST Interests in DSTs owning real property that are subject to the terms of the agreements provided by our DST Program. The DST Program agreements may limit our ability to encumber, lease or dispose of our DST Interests. Such agreements could affect our ability to turn our DST Interests into cash and could affect cash available for distributions to our stockholders. The DST Program agreements used in connection with the DST Program could also impair our ability to take actions that would otherwise be in the best interests of our stockholders and, therefore, may have an adverse effect on our results of operations and NAV, relative to if the DST Program agreements did not exist.

***Properties that are placed into the DST Program and later reacquired may be less liquid than other assets, which could impair our ability to utilize cash proceeds from sales of such properties for other purposes such as paying down debt, distributions, or additional investments.***

Properties that are placed into the DST Program (the "DST Program Asset") may later be reacquired through exercise of the FMV Option granted to our Operating Partnership. In such cases the investors who become limited partners in the Operating Partnership (the "DST Investors") will generally remain tied to the applicable DST Program Asset in terms of basis and built-in-gain. As a result, if the applicable DST Program Asset is subsequently sold, unless we effectuate a Section 1031 Exchange, then tax will be triggered on the DST Investors' built-in-gain. Although we are not contractually obligated to do so, we have generally sought to execute Section 1031 Exchanges in such situations rather than trigger gain. Any replacement property acquired in connection with a Section 1031 Exchange will similarly be tied to the DST Investors with similar considerations if such replacement property ever is sold. There may be ways to avoid triggering DST Investors' built-in-gain, such as by contributing such properties to a Subsidiary REIT prior to any such sale. However, there can be no assurances that such strategies will be implemented or successful. As a result of these factors, placing properties into the DST Program may limit our ability to access liquidity from such properties or replacement properties through sale without triggering taxes due to the built in gain tied to DST Investors. Such reduced liquidity could impair our ability to utilize cash proceeds from sales for other purposes such as paying down debt, paying distributions, funding redemptions or making additional investments.

***Investors who use DST Investor Loans to acquire DST Interests as part of the DST Program may default on such loans.***

As part of the DST Program, a subsidiary of ours will provide DST Program Loans to certain DST Program investors who acquire interests in DSTs. DST Program Loans will be secured by the DST Program Investor's DST Interests acquired using the DST Program Loan, and will be non-recourse to the borrowing DST Program investor subject to commercially customary recourse carveouts. We may suffer losses if the fair market value of the asset underlying the DST Interests acquired by the DST Program investor declines after the DST Program investor borrowing with respect to a DST Program Loan, or if there is otherwise a default on a DST Program Loan.

***If we invest in a limited partnership as a general partner, we could be responsible for all liabilities of such partnership.***

We may invest in limited partnership entities through joint ventures or other co-ownership arrangements, in which we acquire all or a portion of our interest in such partnership as a general partner. Such general partner status could expose us to all the liabilities of such partnership. Additionally, we may take a non-managing general partner interest in the limited partnership, which would limit our rights of management or control over the operation of the partnership but would still make us potentially liable for all liabilities of the partnership. Therefore, we may be held responsible for all of the liabilities of an entity in which we do not have full management rights or control, and our liability may be greater than the amount or value of our initial, or then current, investment in the entity.

***Cash redemptions to holders of OP Units will reduce cash available for distribution to our stockholders or to honor their redemption requests under our share redemption program.***

The holders of OP Units (other than us and including both third parties and affiliates of the Sponsor) generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both. Our election to redeem OP Units for cash may reduce funds available for distribution to our stockholders or to honor our stockholders' redemption requests under our share redemption program.

***We may be limited or restricted in engaging in like-kind exchanges.***

We may dispose of properties in transactions intended to qualify as Section 1031 Exchanges under the Code. Such Section 1031 Exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a Section 1031 Exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

***Maryland law and our organizational documents limit our stockholders' rights to bring claims against our officers and directors.***

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter provides that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our charter also provides that we will generally indemnify and advance expenses to our directors, our officers, the Advisor and its affiliates for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Moreover, we have entered into separate indemnification agreements with each of our officers and directors. As a result, we and our stockholders have more limited rights against these persons than might otherwise exist under common law.

In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify our directors, the Advisor and its affiliates for any liability or loss suffered by them or hold our directors, the Advisor and its affiliates harmless for any liability or loss suffered by us unless they have determined that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by our non-independent directors, the Advisor and its affiliates or gross negligence or willful misconduct by our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets or the proceeds of insurance and not from our stockholders.

***We may issue preferred stock, additional shares of common stock or other classes of common stock, which issuance could adversely affect the holders of our common stock issued pursuant to our securities offerings.***

Holders of our common stock do not have preemptive rights to any shares issued by us in the future. We may issue additional shares of common stock, without stockholder approval, including through the declaration of stock dividends, at a price which could dilute the value of existing stockholders' shares. Further, we may issue, without stockholder approval, preferred stock or other classes of common stock with voting and conversion rights which could adversely affect the voting power of the common stockholders and with rights that could dilute the value of our stockholders' shares of common stock. This would increase the number of stockholders entitled to distributions without simultaneously increasing the size of our asset base. Under our charter, we have authority to issue a total of 1.7 billion shares of capital stock. Of the total number of shares of capital stock authorized (a) 1.5 billion shares are designated as common stock, including 225.0 million classified as Class I shares, 1.2 billion classified as Class T shares and 75.0 million classified as Class D shares, and (b) 200.0 million shares are designated as preferred stock. Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series that we have authority to issue without stockholder approval. Investors will also experience dilution if we issue equity compensation pursuant to our equity incentive plans, issue shares or OP Units to the Advisor in lieu of cash payments or reimbursements under the Advisory Agreement, or redeem OP Units for shares of common stock. In addition, we may cause the Operating Partnership to issue a substantial number of additional OP Units in order to raise capital in relation to the DST Program or otherwise, acquire properties, consummate a merger, business combination or another significant transaction. OP Units may generally be converted into shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Ultimately, any additional issuance by us of equity securities or by the Operating Partnership of OP Units will dilute our stockholders' indirect interest in the Operating Partnership, through which we own all of our interests in our investments. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on our common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. Holders of preferred stock or new classes of OP Units could be given other preferential rights, such as preferential redemption rights or preferential tax protection agreements, that could reduce the amount of funds available for the payment of distributions on our common stock or otherwise negatively affect our stockholders. In addition, under certain circumstances, the issuance of preferred stock, a new class of OP Units, or a separate class or series of common stock may render more difficult or tend to discourage:

- A merger, tender offer or proxy contest;

- The assumption of control by a holder of a large block of our securities; and/or

- The removal of incumbent management.

***The limit on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that could benefit our stockholders.***

Our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock. This restriction may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to stockholders or which may cause a change in our management. This ownership restriction may also prohibit business combinations that would have otherwise been approved by our board of directors and our stockholders. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease our stockholders' ability to sell their shares of our common stock.

***Maryland law and our organizational documents limit our stockholders' ability to amend our charter or terminate our company without the approval of our board of directors.***

Although the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association, or the Statement of Policy, indicates that stockholders are permitted to amend our charter or terminate our company without the necessity for concurrence by our board of directors, we are required to comply with the Maryland General Corporation Law, which provides that any amendment to our charter or any termination of our company must first be declared advisable by our board of directors. Therefore, our charter provides that stockholders may vote to authorize the amendment of our charter or the termination of our company, but only after such action has been declared advisable by our board of directors. Accordingly, the only proposals to amend our charter or to terminate our company that will be presented to our stockholders will be those that have been declared advisable by our board of directors.

***Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.***

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision will not apply to "securities law claims" which are (i) claims arising under the Securities Act or the Exchange Act and (ii) actions arising out of, or in connection with, the sale of securities in, or the violation of the laws of, the states and U.S. territories and districts in which our shares are sold (such states, territories and districts the "Relevant Jurisdictions"). We have appointed officials in the Relevant Jurisdictions upon whom may be served any notice, process or pleading in any action or proceeding against us arising out of, or in connection with, the sale of securities in the Relevant Jurisdictions or arising out of a violation of the laws of the Relevant Jurisdictions. We have also consented that any such action or proceeding may be commenced in any court of competent jurisdiction and proper venue within the Relevant Jurisdictions by service of process upon the respective official of the applicable Relevant Jurisdiction with the same effect as if we were organized or created under the laws of the Relevant Jurisdiction and have been lawfully served with process in the Relevant Jurisdiction. The inapplicability of this choice of forum provision to securities law claims will not cause this choice of forum provision to be inapplicable to other types of claims, whether they are brought concurrently with, before or after securities law claims.

This choice of forum provision may limit a stockholder's ability to bring a claim other than a securities law claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

***We are subject to risks related to corporate social responsibility.***

Our business faces increasing public scrutiny related to environmental, social and governance ("ESG") activities, which are increasingly considered to contribute to reducing a company's operational risk, market risk and reputational risk, which may in turn impact the long-term sustainability of a company's performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.

We risk damage to our reputation if we fail to act responsibly in a number of areas, including, but not limited to diversity, equity and inclusion, human rights, climate change and environmental stewardship, corporate governance and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could adversely affect our business and results of operations.

However, regional and investor specific sentiment may differ in what constitutes a material positive or negative ESG corporate practice. There is no guarantee that our corporate social responsibility practices will uniformly fit every investors' definition of best practices for all ESG considerations across geographies and investor types.

There is also a growing regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand sustainability claims. In addition, in 2021 the SEC established an enforcement task force to look into ESG practices and disclosures by public companies and investment managers and has started to bring enforcement actions based on ESG disclosures not matching actual investment processes.

In addition, the SEC has also announced that it is working on proposals for mandatory disclosure of certain ESG-related matters, including with respect to corporate and fund carbon emissions, board diversity and human capital management. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective (if at all). Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we conduct our business and adversely affect our profitability.

***We intend to disclose funds from operations ("FFO") and adjusted funds from operations ("AFFO"), each a non-GAAP financial measure, in future communications with investors, including documents filed with the SEC. However, FFO and AFFO are not equivalent to our net income or loss as determined under GAAP, and do not represent a complete measure of our financial position and results of operations.***

We use, and we disclose to investors, FFO and AFFO, which are considered non-GAAP financial measures. For a discussion of FFO and AFFO, including definitions, reconciliation to GAAP net income (loss), and the inherent limitations of FFO and AFFO, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K. FFO and AFFO are not equivalent to our net income or loss as determined in accordance with GAAP. FFO and GAAP net income differ because FFO excludes gains or losses from sales of property and impairment of depreciable real estate, and adds back real estate-related depreciation and amortization. AFFO further adjusts FFO by removing the impact of (i) performance-based incentive fee (income) expense, (ii) unrealized (gain) loss from changes in fair value of financial instruments, (iii) increase (decrease) in financing obligation liability appreciation, and (iv) forfeited investment deposits.

No single measure can provide investors with sufficient information and investors should consider all of our disclosures as a whole in order to adequately understand our financial position, liquidity and results of operations. Because of the differences between FFO, AFFO and GAAP net income or loss, FFO and AFFO may not be accurate indicators of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO and AFFO are not necessarily indicative of cash flow available to fund cash needs and investors should not consider FFO and AFFO as alternatives to cash flows from operations or as indications of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate AFFO. Also, because not all companies calculate FFO and AFFO the same way, comparisons with other companies may not be meaningful.

**RISKS RELATED TO INVESTMENTS IN PROPERTY**

***Adverse economic and other conditions in the regions where our assets are located may adversely affect our levels of occupancy, the terms of our leases, and our ability to lease available areas, which could have an adverse effect on our results of operations.***

Our results of operations depend substantially on our ability to lease the areas available in the properties that we own as well as the price at which we lease such space. Adverse conditions in the regions and specific markets where we operate may reduce our ability to lease our properties, reduce occupancy levels, restrict our ability to increase rental rates and force us to lower rental rates and/or offer customer incentives. Should our assets fail to generate sufficient revenues for us to meet our obligations, our financial condition and results of operations, as well as our ability to make distributions, could be adversely affected. The following factors, among others, may adversely affect the operating performance of our properties:

- Economic downturn and turmoil in the financial markets may preclude us from leasing our properties or increase the vacancy level of our assets;

- Periods of increased interest rates could result in, among other things, an increase in defaults by customers, a decline in our property values, and make it more difficult for us to dispose of our properties at an attractive price;

- Rising vacancy rates for commercial property, particularly in large metropolitan areas;

- Our inability to attract and maintain quality customers;

- Default or breaches by our customers of their contractual obligations;

- Increases in our operating costs, including the need for capital improvements;

- Increases in the taxes levied on our business;

- Regulatory changes affecting the real estate industry, including zoning rules; and

- Susceptibility of certain areas to natural disasters.

We anticipate that our investments in real estate assets will be concentrated in industrial properties, and the demand for industrial space in the U.S. is related to the level of economic activity. Accordingly, reduced economic activity may lead to lower occupancy and/or rental rates for our properties.

***We face possible risks associated with the physical effects of climate change.***

The physical effects of climate change, including extreme weather events such as hurricanes or floods, could have a material adverse impact on our properties, operations and business. For example, our properties could be severely damaged or destroyed from either singular extreme weather events (for example floods, storms and wildfires) or through long-term impacts of climatic conditions (such as precipitation frequency, weather instability and rising sea levels). Such events could also adversely impact us or the tenants of our properties if we or they are unable to operate our or their businesses due to damage resulting from such events. If we fail to adequately prepare for such events, our revenues, results of operations and financial condition may be impacted. Climate change could also increase utility and other costs of operating our properties, including increased costs for energy and other supply chain materials, which, if not offset by rising rental income and/or paid by tenants, could have a material adverse effect on our properties, operations and business. In addition, we may incur significant costs in preparing for possible future climate change or climate-related events or in response to our tenants' requests for such investments and we may not realize desirable returns on those investments.

***Properties that we may own or acquire that incur vacancies for a significant period of time could be difficult to sell, which could diminish the return to our stockholders.***

A property may incur a vacancy either by the continued default of a customer under its lease or the expiration of the lease. We may have difficulty obtaining a new customer for any vacant space we have in our real properties, including properties we acquire with vacancies. If property vacancies continue for a long period of time, we may suffer reduced revenues, which could materially and adversely affect our liquidity and NAV, or result in lower cash distributions to our stockholders. In addition, because properties' market values depend principally upon the cash flow generated by the properties' leases, the resale value of properties with prolonged vacancies could suffer, which could further reduce returns to our stockholders.

***Risks related to the development of properties may have an adverse effect on our results of operations and returns to our stockholders.***

The risk associated with development and construction activities carried out by real estate companies like ours include, among others, the following:

- Long periods of time may elapse between the commencement and the completion of our projects;

- Construction and development costs may exceed original estimates;

- The developer/builder may be unable to index costs or receivables to inflation indices prevailing in the industry;

- The level of interest of potential customers for a recently launched development may be low;

- There could be delays in obtaining necessary permits;

- The supply and availability of construction materials and equipment may decrease and the price of construction materials and equipment may increase;

- Construction and sales may not be completed on time, resulting in a cost increase;

- It may be difficult to acquire land for new developments or properties;

- Labor may be in limited availability;

- Changes in tax, real estate and zoning laws may be unfavorable to us; and

- Unforeseen environmental or other site conditions.

In addition, our reputation and the construction quality of any future real estate developments, whether operated individually or through partnerships, may be determining factors for our ability to lease space and grow. The timely delivery of real estate projects and the quality of our developments, however, will depend on certain factors beyond our full control, including the quality and timeliness of construction materials delivered to us and the technical capabilities of our contractor. If one or more problems affect our real estate developments, our reputation and future performance may be negatively affected and we may be exposed to civil liability.

Companies in the real estate industry, including us, depend on a variety of factors outside of their control to develop, build and operate real estate projects. These factors include, among others, the availability of market resources for financing, land acquisition and project development. We may be unable to obtain financing for construction and development activities under favorable terms, including but not limited to interest rates, maturity dates and/or loan to value ratios, or at all, which could cause us to delay or even abandon potential development projects. Further, any scarcity of market resources, including human capital, may decrease our development capacity due to either difficulty in obtaining credit for land acquisition or construction financing or a need to reduce the pace of our growth. The combination of these risks may adversely affect our revenues, results of operations, financial condition and our ability to make distributions to our stockholders which may adversely affect the value of our stockholders' investment.

***Delays in the acquisition, development and construction of properties or debt investments may have adverse effects on portfolio diversification, results of operations, and returns on our stockholders' investment.***

Delays we encounter in the acquisition, development and construction of properties could adversely affect our stockholders' returns. To the extent that such disruptions continue, we may be delayed in our ability to invest our capital in property investments that meet our acquisition criteria. Such delays would result in our maintaining a relatively higher cash balance than expected, which could have a negative effect on our stockholders' returns until the capital is invested.

In addition, where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months or longer to complete construction, to rent available space, and for rent payments to commence. If these delays occur, or if we are required to abandon construction, we may not receive any income from these properties and distributions to our stockholders could suffer. Delays in the completion of construction could give customers the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to builders prior to completion of construction. Each of those factors could result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, the price we agree to pay for a property will be based on our projections of rental income and expenses and estimates of the fair market value of the property upon completion of construction. If our projections are inaccurate, we may pay too much for a property.

***Changes in supply of or demand for similar properties in a particular area may increase the price of real estate assets we seek to purchase or adversely affect the value of the properties we own.***

The real estate industry is subject to market forces and we are unable to predict certain market changes including changes in supply of or demand for similar properties in a particular area. For example, if demand for the types of real estate assets in which we seek to invest were to sharply increase or supply of those assets were to sharply decrease, the prices of those assets could rise significantly. Any potential purchase of an overpriced asset could decrease our rate of return on these investments and result in lower operating results and overall returns to our stockholders. Likewise, a sharp decrease in demand or increase in supply could adversely affect leasing rates and occupancy, which could impact operating results, our NAV or overall returns to our stockholders.

***Actions of joint venture partners could adversely impact our performance.***

We have entered, and may continue to enter, into joint venture partnerships with third parties, including entities that are affiliated with the Advisor. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with a direct investment in real estate, including, for example:

- The possibility that our venture partner, co-tenant or partner in an investment might become bankrupt or otherwise be unable to meet its capital contribution obligations;

- That such venture partner, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;

- That such venture partner, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

- That actions by such venture partner could adversely affect our reputation, negatively impacting our ability to conduct business.

Actions by such a joint venture partner or co-tenant, which are generally out of our control, might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing our stockholders' returns, particularly if the joint venture agreement provides that the joint venture partner is the managing partner or otherwise maintains a controlling interest that could allow it to take actions contrary to our interests.

Under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached, which might have a negative influence on the joint venture and decrease potential returns to our stockholders. In the event that a venture partner has a right of first refusal to buy out the other partner, it may be unable to finance such a buy-out at that time. For example, certain actions by the joint venture partnership may require joint approval of our affiliated partners, on the one hand, and our joint venture partner, on the other hand. An impasse among the partners could result in a "deadlock event", which could trigger a buy-sell mechanism under the partnership agreement and, under certain circumstances, could lead to a liquidation of all or a portion of the partnership's portfolio. In such circumstances, we may also be subject to the 100% penalty tax on "prohibited transactions." It may also be difficult for us to sell our interest in any such joint venture or partnership or as a co-customer in a particular property. In addition, to the extent that our venture partner or co-customer is an affiliate of the Advisor, certain conflicts of interest will exist.

***Properties are illiquid investments and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.***

Properties are illiquid investments and we may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may also be required to expend funds to correct defects or to make improvements before a property can be sold. There can be no assurance that we will have funds available to correct such defects or to make such improvements.

In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. All of these provisions would restrict our ability to sell a property.

***Our operating expenses may increase in the future and to the extent such increases cannot be passed on to our customers, our cash flow and our operating results would decrease.***

Operating expenses, such as expenses for property and other taxes, fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. Furthermore, we may not be able to pass these increases on to our customers. To the extent such increases cannot be passed on to our customers, any such increases would cause our cash flow and our operating results to decrease.

***We compete with numerous other parties or entities for property investments and customers and may not compete successfully.***

We compete with numerous other persons or entities seeking to buy or develop real estate assets or to attract customers to properties we already own, including with entities sponsored or advised by affiliates of the Sponsor, which may have a negative impact on our ability to acquire real property assets or attract customers on favorable terms, if at all, and the returns on our properties. These persons or entities may have greater experience and financial strength than us. There is no assurance that we will be able to acquire or develop real estate assets or attract customers on favorable terms, if at all. For example, our competitors may be willing to offer space at rental rates below our rates, causing us to lose existing or potential customers and pressuring us to reduce our rental rates to retain existing customers or convince new customers to lease space at our properties. Similarly, the opening of new competing assets near the assets that we own may hinder our ability to renew our existing leases or to lease to new customers, because the proximity of new competitors may divert existing or new customers to such competitors. In addition, if market rental rates decline during the term of an existing lease, we may be unable to renew or find a new customer without lowering the rental rate. Each of these could adversely affect our results of operations, financial condition, value of our investments or ability to pay distributions to our stockholders.

***The operating results of the assets that we own may be impacted by our customers' financial condition.***

Our income is derived primarily from lease payments made by our customers. As such, our performance is indirectly affected by the financial results of our customers, as difficulties experienced by our customers could result in defaults in their obligations to us. Furthermore, certain of our assets may utilize leases with payments directly related to customer sales, where the amount of rent that we charge a customer is calculated as a percentage of such customer's revenues over a fixed period of time, and a reduction in sales can reduce the amount of the lease payments required to be made to us by customers leasing space in such assets.

The financial results of our customers can depend on several factors, including but not limited to the general business environment, interest rates, inflation, the availability of credit, taxation and overall consumer confidence. An economic downturn can be expected to negatively impact all of these factors, some to a greater degree than others.

In addition, our ability to increase our revenues and operating income partially depends on steady growth of demand for the products and services offered by the customers located in the assets that we own and manage. A drop in demand, as a result of a slowdown in the U.S. and global economy or otherwise, could result in a reduction in customer performance and consequently, adversely affect us.

***If we enter into long-term leases with customers, those leases may not result in market rental rates over time, which could adversely affect our revenues and ability to make distributions to our stockholders.***

We expect that the majority of our leases will be long-term operating leases. Long-term leases, as well as leases with renewal options that specify a maximum rent increase, may not allow for market-based or significant increases in rental payments during the term of the lease. If we do not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. These circumstances could negatively impact our operating results and affect our ability to make distributions to our stockholders.

***Lease agreements may have specific provisions that create risks to our business and may adversely affect us.***

Our lease agreements are regulated by local, municipal, state and federal laws, which may grant certain rights to customers, such as the compulsory renewal of their lease by filing lease renewal actions when certain legal conditions are met. A lease renewal action may represent two principal risks for us: (i) if we plan to vacate a given unit in order to change or adapt an asset's mix of customers, the customer could remain in that unit by filing a lease renewal action and interfere with our strategy; and (ii) if we desire to increase the lease price for a specific unit, this increase may need to be approved in the course of a lease renewal action, and the final value could be decided at the discretion of a judge. We would then be subject to the court's interpretation and decision, and could be forced to accept an even lower price for the lease of the unit. The compulsory renewal of our lease agreements and/or the judicial review of our lease prices may adversely affect our cash flow and our operating results.

Certain of our lease agreements are not "triple net leases," under which the customer undertakes to pay all the expenses of maintaining the leased property, including insurance, taxes, utilities and repairs. We may be exposed to higher maintenance, tax, and property management expenses with respect to all of our leases that are not "triple net."

Operating expenses, such as expenses for fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. There is no guarantee that we will be able to pass such increases on to our customers. To the extent such increases cannot be passed on to our customers, any such increases could negatively impact our cash flow, NAV or operating results.

***We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.***

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain customers to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators, which also could be insufficient to fully operate our facilities and could result in our inability to provide services. Accordingly, any interruption or limitation in the provision of these essential services may adversely affect us.

***Our industry is subject to extensive regulation, which may result in higher expenses or other negative consequences that could adversely affect us.***

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and license requirements with respect to, among other things, zoning, environmental protection and historical heritage, all of which may affect our business. We may be required to obtain licenses and permits with different governmental authorities in order to acquire and manage our assets.

In addition, public authorities may enact new and more stringent standards, or interpret existing laws and regulations in a more restrictive manner, which may force companies in the real estate industry, including us, to spend funds to comply with these new rules, alter the use and occupancy of certain properties, or reduce revenue. Currently across the United States and elsewhere, owners of real property, especially those occupied by individuals (e.g., apartments), as well as industrial warehouses and distribution centers, are coming under increased scrutiny from local, state and federal authorities as well as tenant activist groups. Some are taking proactive measures, either in the form of legislation, administrative actions, or litigation, that could ultimately adversely affect our results from operations, cash flow, distributions and NAV.

In the event of noncompliance with such laws, regulations, licenses and authorizations, we may face the payment of fines, project shutdowns, cancellation of licenses, and revocation of authorizations, in addition to other civil and criminal penalties.

***Our properties will be subject to property and other taxes that may increase in the future, which could adversely affect our cash flow.***

Our properties will be subject to real and personal property and other taxes that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Certain of our leases provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy while other leases generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable governmental authorities. If property taxes increase, our customers may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authorities may place a lien on the property and the property may be subject to a tax sale. In addition, we will generally be responsible for property taxes related to any vacant space.

***Uninsured losses or premiums for insurance coverage relating to property may adversely affect our operating results.***

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders sometimes require commercial property owners to purchase specific coverage against terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we could be held liable for indemnifying possible victims of an accident. There can be no assurance that funding will be available to us for repair or reconstruction of damaged property in the future or for liability payments to accident victims.

***Environmentally hazardous conditions may adversely affect our operating results.***

Under various federal, state and local environmental laws, a current or previous owner or operator of property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

Environmental laws in the U.S. also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties may contain asbestos-containing building materials.

We intend to invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties may contain at the time of our investment, or may have contained prior to our investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of the properties that we acquire may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of the properties that we acquire may be on or adjacent to or near other properties upon which others, including former owners or customers of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions. In such an instance, we will underwrite the new anticipated costs of environmental investigation, clean-up and monitoring into the cost, as applicable. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

All of our properties will have been subject to a Phase I or similar environmental assessment by independent environmental consultants prior to or in connection with our acquisition of such properties. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations and typically do not include an asbestos survey. Nonetheless, an environmental liability that could have a material adverse effect on our business, financial condition or results of operations taken as a whole, may exist at the time of acquisition or may arise in the future, with respect to any properties that we acquire. Material environmental conditions, liabilities or compliance concerns may arise after an environmental assessment has been completed. Moreover, it is possible that (i) future laws, ordinances or regulations may impose a material environmental liability or (ii) the then current environmental condition of the properties that we acquire may be affected by customers, by the condition of land or operations in the vicinity of such properties (such as releases from underground storage tanks), or by third parties unrelated to us.

***Costs of complying with environmental laws and regulations may adversely affect our income and the cash available for any distributions.***

All property and the operations conducted on property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Customers' ability to operate and to generate income to pay their lease obligations may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Leasing properties to customers that engage in industrial, manufacturing, and commercial activities will cause us to be subject to the risk of liabilities under environmental laws and regulations. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our customers' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce our ability to make distributions.

In addition, changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur.

***The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution to our stockholders.***

Investment in properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the "Disabilities Act." Under this act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" which generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require us to remove access barriers and our failure to comply with the Disabilities Act's requirements could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any monies we use to comply with the Disabilities Act will reduce our NAV and the amount of cash available for distribution to our stockholders.

***We may not have funding for future customer improvements which may adversely affect the value of our assets, our results of operations and returns to our stockholders.***

If a customer at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new customers, we will be required to expend substantial funds to construct new customer improvements in the vacated space. Substantially all of the net proceeds from our securities offerings will be used to acquire property, debt and other investments, and we do not anticipate that we will maintain permanent working capital reserves. We do not currently have an identified funding source to provide funds which may be required in the future for customer improvements and customer refurbishments in order to attract new customers. If we do not establish sufficient reserves for working capital or obtain adequate secured financing to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our properties. If we defer such improvements, the applicable properties may decline in value, and it may be more difficult for us to attract or retain customers to such properties or the amount of rent we can charge at such properties may decrease. There can be no assurance that we will have any sources of funding available to us for repair or reconstruction of damaged property in the future.

***Investments made outside of the U.S. will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets.***

We may invest outside of the U.S., most likely in Mexico or Canada, to the extent that opportunities exist that may help us meet our investment objectives. For example, to the extent that we invest in property located outside of the U.S., in addition to risks inherent in an investment in real estate generally discussed herein, we will also be subject to fluctuations in foreign currency exchange rates, changes in U.S. regulations concerning foreign investments, if any, and the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden associated with complying with a wide variety of foreign laws. Changes in foreign currency exchange rates may adversely impact the fair values and earnings streams of our international holdings and therefore the returns on our non-dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

**RISKS RELATED TO DEBT FINANCING**

***We intend to continue to incur mortgage indebtedness, corporate indebtedness and other borrowings, which may increase our business risks, and could hinder our ability to make distributions to our stockholders.***

As of December 31, 2023, we had approximately $3.4 billion of consolidated indebtedness outstanding. We intend to continue to finance a portion of the purchase price of our investments by borrowing funds. Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets, provided that we may exceed this limit if a higher level of borrowing is approved by a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation, reserves for bad debts or other non-cash reserves, less total liabilities. Generally speaking, the preceding limitation provides for borrowings of up to 75% of the aggregate cost of our real estate assets before non-cash reserves and depreciation. In addition, we may incur mortgage debt and pledge some or all of our properties or other assets as security for that debt to obtain funds to acquire additional property, debt or other investments. We may also borrow funds to make distributions, to redeem securities, to satisfy the REIT distribution requirements or for any working capital purposes. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

High debt levels will cause us to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our stockholders' investment. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgage contains cross collateralization or cross default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders could be adversely affected.

*We may not be able to obtain debt financing necessary to run our business.*

We do not anticipate that we will maintain any permanent working capital reserves. Accordingly, we expect to need to borrow capital for acquisitions, the improvement of our properties, and for other purposes. Under current or future market conditions, we may not be able to borrow all of the funds we may need. If we cannot obtain debt or equity financing on acceptable terms, our ability to acquire new investments to expand our operations will be adversely affected. As a result, we would be less able to achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

*Increases in mortgage interest rates and/or unfavorable changes in other financing terms may make it more difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make to our stockholders.*

If mortgage or corporate debt is unavailable on reasonable terms as a result of increased interest rates, increased credit spreads, decreased liquidity or other factors, we may not be able to finance the initial purchase of properties. In addition, when we incur debt, we run the risk of being unable to refinance such debt when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher or other financing terms, such as principal amortization, are not as favorable when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us, or, with respect to mortgage debt could result in the foreclosure of such properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing securities or by borrowing more money.

*Increases in interest rates could increase the amount of our debt payments and therefore negatively impact our operating results.*

Our debt may be subject to the fluctuation of market interest rates such as the Prime rate, Secured Overnight Financing Rate ("SOFR"), and other benchmark rates. Should such interest rates increase, our debt payments may also increase, reducing cash available for distributions. Furthermore, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments. Additionally, as it relates to any real estate assets that we may own, an increase in interest rates may negatively impact activity in the consumer market and reduce consumer purchases, which could adversely affect us.

*Lenders may require us to enter into restrictive covenants that relate to or otherwise limit our operations, which could limit our ability to make distributions to our stockholders, to replace the Advisor or to otherwise achieve our investment objectives.*

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage property, discontinue insurance coverage, or make distributions under certain circumstances. In addition, provisions of our loan documents may deter us from replacing the Advisor because of the consequences under such agreements and may limit our ability to replace the property manager or terminate certain operating or lease agreements related to the property. These or other limitations may adversely affect our flexibility and our ability to achieve our investment objectives.

***Risks related to floating rate indebtedness rates could increase the amount of our debt payments and therefore negatively impact our operating results.***

Borrowings under our line of credit and portions of our borrowings under our term loan are, and certain of our future debt may be, subject to the fluctuation of market interest rates such as the SOFR, Prime rate, and other benchmark rates. Should such interest rates increase, our debt payments may also increase, reducing cash available for distributions. Furthermore, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments. Additionally, as it relates to any real estate assets that we may own, an increase in interest rates may negatively impact activity in the consumer market and reduce consumer purchases, which could adversely affect us.

Furthermore, U.S. and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices which are deemed to be "reference rates." Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates.

***We may enter into financing arrangements that require us to use and pledge offering proceeds to secure and repay such borrowings, and such arrangements may adversely affect our ability to make investments and operate our business.***

We may enter into financing arrangements that require us to use and pledge future proceeds from our current securities offerings or future offerings, if any, to secure and repay such borrowings. Such arrangements may cause us to have less proceeds available to make investments or otherwise operate our business, which may adversely affect our flexibility and our ability to achieve our investment objectives.

***We may enter into financing arrangements involving balloon payment obligations, which may adversely affect our ability to refinance or sell properties on favorable terms, and to make distributions to our stockholders.***

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity will be uncertain and may depend upon our ability to obtain additional financing or our ability to sell the particular property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to our stockholders and the projected time of disposition of our assets. In an environment of increasing mortgage rates, if we place mortgage debt on properties, we run the risk of being unable to refinance such debt if mortgage rates are higher at a time a balloon payment is due. In addition, payments of principal and interest made to service our debts, including balloon payments, may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT.

***The derivative instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on our stockholders' investment.***

We may use derivative instruments to hedge exposure to changes in interest rates on certain of our variable rate loans, but no hedging strategy can protect us completely. We cannot assure our stockholders that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging of these transactions will not result in losses. Any settlement charges incurred to terminate unused derivative instruments may result in increased interest expense, which may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT income tests.

***Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.***

Subject to any limitations required to maintain qualification as a REIT, we manage or may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our results of operations and financial condition.

### *We assume the risk that our credit facility lenders may not honor their commitments to us.*

We may enter into credit facility arrangements with lenders pursuant to which, subject to certain conditions, they commit to lend us money, provide us with letters of credit or provide other financial services to us. If we fail to comply with the covenants in such arrangements, the lenders could declare us in default, accelerate the maturities of our borrowings and refuse to make loans or provide other financial services to us. Or, if a lender becomes unable or unwilling to honor its commitments to us, we may not receive the loans and other financial services for which we negotiated. In such a situation, a replacement lender may be difficult or impossible to find quickly or at all. If we are unable to receive loans and other financial services, our liquidity and business could be negatively impacted.

## RISKS RELATED TO INVESTMENTS IN REAL ESTATE-RELATED DEBT AND SECURITIES

### *The mortgage loans in which we may invest, either directly or indirectly through real estate-related debt securities, will be subject to the risk of delinquency, foreclosure and loss, which could result in losses to us.*

Commercial mortgage loans are secured by commercial property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income producing property can be affected by, among other things: customer mix, success of customer businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, current and potential future capital markets uncertainty, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any realized deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial adverse effect on our anticipated return on the foreclosed mortgage loan. In addition, if we foreclose on a particular property, we could become, as owner of the property, subject to liabilities associated with such property, including liabilities related to taxes and environmental matters.

### *The mezzanine loans, B-notes, and other junior financings in which we may invest would involve greater risks of loss than senior loans secured by income-producing properties.*

We may invest in mezzanine loans, B-notes, and other junior financings that substantially take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or the entity that owns the interest in the entity owning the property. These types of investments involve a higher degree of risk than senior mortgage lending secured by income producing property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan in whole or in part. In addition, there may be significant delays and costs associated with the process of foreclosing on collateral securing or supporting these investments. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Further, even if we are successful in foreclosing on the equity interests serving as collateral for certain mezzanine loans, such foreclosure could result in us inheriting all of the liabilities of the underlying mortgage borrower, including the senior mortgage on the applicable property. This may result in both increased costs to us and a negative impact on our overall debt covenants and occupancy levels. In many cases a significant restructuring of the senior mortgage may be required in order for us to be willing to retain longer term ownership of the property. If we are unsuccessful in restructuring the underlying mortgage debt in these scenarios, the mortgage lender ultimately may foreclose on the property causing us to lose any of our remaining investment.

***The B-notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.***

We may invest in B-notes. A B-note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-note holders after payment to the A-note holders. Since each transaction is privately negotiated, B-notes can vary in their structural characteristics and risks.

For example, the rights of holders of B-notes to control the process following a borrower default may be limited in certain B-note investments, particularly in situations where the A-note holders have the right to trigger an appraisal process pursuant to which control would shift from the holder of the B-note when it is determined, for instance, that a significant portion of the B-note is unlikely to be recovered. We cannot predict the terms of each B-note investment. Further, B-notes typically are secured by a single property, and, as a result, reflect the increased risks associated with a single property compared to a pool of properties. Our ownership of a B-note with controlling class rights may, in the event the financing fails to perform according to its terms, cause us to elect to pursue our remedies as owner of the B-note, which may include foreclosure on, or modification of, the note or the need to acquire or payoff the A-note. Acquiring or paying off the A-note could require a significant amount of cash, and we may not have sufficient cash to be able to do so.

***Bridge loans may involve a greater risk of loss than conventional mortgage loans.***

We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may, therefore, be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans, like other loans secured directly or indirectly by property, are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. Any such losses with respect to our investments in bridge loans could have an adverse effect on our NAV, results of operations and financial condition.

***Investment in non-conforming and non-investment grade loans may involve increased risk of loss.***

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect our value.

***Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.***

The renovation, refurbishment or expansion by a borrower of a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include: environmental risks, permitting risks, other construction risks and subsequent leasing of the property not being completed on schedule or at projected rental rates. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments of interest or principal to us.

***Interest rate fluctuations, changes in prepayment rates and reinvestment risk could cause the value of our debt investments to decrease or could reduce our ability to generate income from such investments.***

At such time as we may own debt investments, generally, when market interest rates rise, the market value of such investments will decline, and vice versa. Accordingly, the yield on debt investments may be sensitive to changes in prevailing interest rates and corresponding changes in prepayment rates. Therefore, changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Interest rate fluctuations could also cause a borrower to prepay a mortgage loan more quickly than we expect, which could lead to our expected return on the investment being adversely affected. Further, there is a risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called securities at market interest rates that are below our real estate debt portfolio's current earnings rate. A decline in income could affect the NAV of our shares or their overall returns.

***Our debt investments may be considered illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.***

The debt investments we may make in connection with privately negotiated transactions may not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise registered in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine, B-note and bridge loans we may originate or purchase in the future may be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default.

***Delays in liquidating defaulted loans could reduce our investment returns.***

If there are defaults under mortgage or other types of loans that we make, we may not be able to repossess and sell the underlying properties or equity collateral quickly. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor or other borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or other equity collateral or to obtain proceeds sufficient to repay all amounts due to us on the mortgage or other type of loan.

***We may make investments in non-U.S. dollar denominated securities, which will be subject to currency rate exposure and risks associated with the uncertainty of foreign laws and markets.***

Some of our real estate-related securities may be denominated in foreign currencies and, therefore, we expect to have currency risk exposure to any such foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. To the extent that we invest in non-U.S. dollar denominated securities, in addition to risks inherent in this investment in securities as generally discussed herein, we will also be subject to risks associated with the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden of complying with a wide variety of foreign laws.

***Investments in real estate-related debt securities are subject to risks including various creditor risks and early redemption features which may materially adversely affect our results of operations and financial condition.***

The debt securities and other interests in which we may invest may include secured or unsecured debt at various levels of an issuer's capital structure. The debt securities in which we may invest may not be protected by financial covenants or limitations upon additional indebtedness, may be illiquid or have limited liquidity, and may not be rated by a credit rating agency. Debt securities are also subject to other creditor risks, including (i) the possible invalidation of an investment transaction as a "fraudulent conveyance" under relevant creditors' rights laws, (ii) so-called lender liability claims by the issuer of the obligation and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Our investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions which, in each case, could result in the issuer repaying the principal on an obligation held by us earlier than expected, resulting in a lower return to us than anticipated or reinvesting in a new obligation at a lower return to us.

***We will depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders will be dependent upon the success and economic viability of such debtors.***

The success of our real estate-related investments will materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses. In the event of a debtor default or bankruptcy, we may experience delays in enforcing our rights as a creditor, and such rights may be subordinated to the rights of other creditors. These events could negatively affect the cash available for distribution to our stockholders.

***We may invest in real estate-related preferred equity securities, which may involve a greater risk of loss than traditional debt financing.***

We may invest in real estate-related preferred equity securities, which are currently volatile and which securities may involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to traditional loans and are not secured. Furthermore, should the issuer default on our investment, we would only be able to proceed against the entity in which we have an interest, and not the property owned by such entity and underlying our investment. As a result, we may not recover some or all of our investment. Since there may be a number of debt obligations that have priority over our preferred stock investment, any determination by us to cure defaults could be costly and we may not have the cash to be able to do so. If we become the equity owner of the issuer, we would be responsible for other liabilities of the issuer, including liabilities relating to taxes and environmental matters.

***Investments in real estate-related securities are subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate-related securities.***

We may invest in real estate-related securities and our investments may consist of real estate-related common equity, preferred equity and debt securities of both publicly traded and private real estate companies. Our investments in such real estate-related securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related debt investments discussed herein.

The value of real estate-related securities, including those of publicly listed REITs, fluctuates with general economic conditions. See " –Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments."

Real estate-related securities may be unsecured and subordinated to other obligations of the issuer. As a result, investments in real estate-related securities are subject to risks of (i) limited liquidity in the secondary trading, (ii) substantial market price volatility, (iii) subordination to prior claims of banks and other senior lenders of the issuer and preferred equity holders (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding real estate-related securities and the ability of the issuers thereof to pay dividends.

***We have and may in the future make open market purchases or invest in traded securities.***

Although not anticipated to be a large component of our investment strategy, we have the ability to invest in securities that are traded (publicly or through other active markets (including through private transactions)) and are, therefore, subject to the risks inherent in investing in traded securities. When investing in traded securities, we may be unable to obtain financial covenants or other contractual governance rights, including management rights that it might otherwise be able to obtain in making privately negotiated investments. Moreover, we may not have the same access to information in connection with investments in traded securities, either when investigating a potential investment or after making the investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments, and to sell existing investments, in traded securities because Ares may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies or requirements. The inability to sell traded securities in these circumstances could materially adversely affect the investment results. In addition, securities acquired of a public company may, depending on the circumstances and securities laws of the relevant jurisdiction, be subject to lock-up periods.

***Debt-oriented real estate investments face a number of general market-related risks that can affect the creditworthiness of issuers, and modifications to certain loan structures and market terms make it more difficult to monitor and evaluate investments.***

Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance by making it more difficult for issuers to satisfy their debt payment obligations, increasing the default risk applicable to issuers, and/or making it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of issuers and/or real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental and zoning laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in real estate fundamentals, the financial resources of tenants, changes in availability of debt financing which may render the sale or refinancing of properties difficult or impracticable, changes in building, environmental and other laws, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, political events, trade barriers, currency exchange controls, changes in government regulations, changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, outbreaks of an infectious disease, epidemics/pandemics or other serious public health concerns, negative developments in the economy or political climate that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, natural disasters, terrorist attacks, war, demand and/or real estate values generally. Such changes may develop rapidly and it may be difficult to determine the comprehensive impact of such changes on our investments, particularly for investments that may have inherently limited liquidity. These changes may also create significant volatility in the markets for our investments which could cause rapid and large fluctuations in the values of such investments. There can be no assurance that there will be a ready market for the resale of our debt investments because such investments may not be liquid. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by us. The value of securities of companies which service the real estate business sector may also be affected by such risks.

We cannot predict whether economic conditions generally, and the conditions for real estate debt investing in particular, will deteriorate in the future. Declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our investment activities. In addition, market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. These and other similar changes in loan structures or market terms may make it more difficult for us to monitor and evaluate investments.

***Political changes may affect the real estate debt markets.***

The current regulatory environment in the United States may be impacted by future legislative developments and the regulatory agenda of the then-current U.S. President.

The outcome of congressional and other elections creates uncertainty with respect to legal, tax and regulatory regimes in which we and our investments will operate. Any significant changes in, among other things, economic policy (including with respect to interest rates and foreign trade), the regulation of the investment management industry, tax law, immigration policy and/or government entitlement programs could have a material adverse impact on us and our investments.

***Some of our securities investments may become distressed, which securities would have a high risk of default and may be illiquid.***

While it is generally anticipated that our real estate-related investments will focus primarily on investments in non-distressed real estate-related interests (based on our belief that there is not a low likelihood of repayment), our investments may become distressed following our acquisition thereof. Additionally, we may invest in real estate debt investments that we believe are available to purchase at "discounted" rates or "undervalued" prices. Purchasing real estate debt at what may appear to be "undervalued" or "discounted" levels is no guarantee that these investments will generate attractive returns to us or will not be subject to further reductions in value. There is no assurance that such investments can be acquired at favorable prices, that such investments will not default, or that the market for such interests will improve. In addition, the market conditions for real estate debt investments may deteriorate further, which could have an adverse effect on the performance of our investments.

During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities of other issuers. Securities of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities of companies not experiencing financial difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the securities of financially troubled issuers and operationally troubled issuers involves a high degree of credit and market risk. There is no assurance that we will correctly evaluate the value of the assets collateralizing such investments or the prospects for a successful reorganization or similar action.

These financial difficulties may never be overcome and may cause issuers to become subject to bankruptcy or other similar administrative proceedings, or may require a substantial amount of workout negotiations or restructuring, which may entail, among other things, an extension of the term, a substantial reduction in the interest rate, a substantial write down of the principal of such investment and other concessions which could adversely affect our returns on the investment. There is a possibility that we may incur substantial or total losses on our investments and in certain circumstances, subject us to certain additional potential liabilities that may exceed the value of our original investment therein.

For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transactions under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions we held, or may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

However, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such investment, replacement "takeout" financing will not be available, resulting in an inability by the issuer to repay the investment. Although unlikely, it is possible it may be necessary or desirable to foreclose on collateral securing one or more real estate debt we acquire. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action, which often prolongs and complicates an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing, management, development and other operations of the property. In the event we foreclose on an investment, we will be subject to the risks associated with owning and operating real estate.

***Investments in structured products or similar products may include structural, legal and liquidity risks that may adversely affect our results of operations and financial condition.***

We may invest from time to time in structured products, including pools of mortgages, inclusive of commercial mortgage-backed securities ("CMBS") secured by loans made to multiple entities and/or single asset single borrower ("SASB") loans, as well as other real estate-related interests. Our investments in structured products are subject to a number of risks, including risks related to the fact that the structured products may be leveraged, and other structural and legal risks related thereto. Utilization of leverage is a speculative investment technique and will generally magnify the opportunities for gain and risk of loss borne by an investor investing in debt securities. Many structured products contain covenants designed to protect the providers of debt financing to such structured products. A failure to satisfy those covenants could result in the untimely liquidation of the structured product and a complete loss of our investment therein. In addition, if the particular structured product is invested in a security in which we are also separately invested, this would tend to increase our overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. The value of an investment in a structured product will depend on the investment performance of the assets in which the structured product invests and will, therefore be subject to all of the risks associated with an investment in those assets. These risks include the possibility of a default by, or bankruptcy of, the issuers of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.

The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of increased market volatility. Such market conditions could re-occur and could impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our CMBS investments quickly. Additionally, certain of our securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell such investments.

### Certain risks associated with CMBS may adversely affect our results of operations and financial condition.

We invest a portion of our assets in pools or tranches of CMBS, including horizontal and other risk retention investments. The collateral underlying CMBS generally consists of commercial mortgages on real property that has an industrial use. CMBS have been issued in a variety of issuances, with varying structures including senior and subordinated classes.

Mortgage-backed securities may also have structural characteristics that distinguish them from other securities. The interest rate payable on these types of securities may be set or effectively capped at the weighted average net coupon of the underlying assets themselves. As a result of this cap, the return to investors in such a security would be dependent on the relevant timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In general, early prepayments will have a greater impact on the yield to investors. Federal and state law may also affect the return to investors by capping the interest rates payable by certain mortgagors. Certain mortgage-backed securities may provide for the payment of only interest for a stated period of time. In addition, in a bankruptcy or similar proceeding involving the originator or the servicer of the CMBS (often the same entity or an affiliate), the assets of the issuer of such securities could be treated as never having been truly sold to the originator to the issuer and could be substantively consolidated with those of the originator, or the transfer of such assets to the issuer could be voided as a fraudulent transfer.

The credit markets, including the CMBS market, have periodically experienced decreased liquidity on the primary and secondary markets during periods of market volatility. Such market conditions could re-occur and would impact the valuations of our investments and impair our ability to sell such investments if we were required to liquidate all or a portion of our CMBS investments quickly. Additionally, certain of our securities investments, such as horizontal or other risk retention investments in CMBS, may have certain holding period and other restrictions that limit our ability to sell such investments.

### Concentrated CMBS investments may pose specific risks that may adversely affect our results of operations and financial condition.

Default risks with respect to CMBS investments may be further pronounced in the case of single-issuer CMBSs or CMBSs secured by a small or less diverse collateral pool, such as SASB loans. At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, regions or foreign countries. As a result, such investments may be more susceptible to geographic risks relating to such areas, including adverse economic conditions, declining home values, adverse events affecting industries located in such areas and other factors beyond our control relative to investments in multi-issuer CMBS or a pool of mortgage loans having more diverse property locations.

### The quality of the CMBS is dependent on the credit quality and selection of the mortgages for each issuance.

CMBS are also affected by the quality of the credit extended. As a result, the quality of the CMBS is dependent upon the selection of the commercial mortgages for each issuance and the cash flow generated by the commercial real estate assets, as well as the relative diversification of the collateral pool underlying such CMBS and other factors such as adverse selection within a particular tranche or issuance.

### Our CMBS investments face risks associated with extensions that may adversely affect our results of operations and financial condition.

Our CMBS and other investments may be subject to extension, resulting in the term of the securities being longer than expected. Extensions are affected by a number of factors, including the general availability of financing in the market, the value of the related mortgaged property, the borrower's equity in the mortgaged property, the financial circumstances of the borrower, fluctuations in the business operated by the borrower on the mortgaged property, competition, general economic conditions and other factors. Such extensions may also be made without our consent.

***There are certain risks associated with the servicers of commercial real estate loans underlying CMBS and other investments.***

The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying CMBS and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to immediately address issues or concerns with the underlying loans. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. While servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the CMBS or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to effectively perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect our investments.

***There are certain risks associated with CMBS interest shortfalls.***

Our CMBS investments may be subject to interest shortfalls due to interest collected from the underlying loans not being sufficient to pay accrued interest to all of the MBS interest holders. Interest shortfalls to the CMBS trust will occur when the servicer does not advance full interest payments on defaulted loans. The servicer in a CMBS trust is required to advance monthly principal and interest payments due on a delinquent loan. Once a loan is delinquent for a period of time (generally 60 days), the servicer is required to obtain a new appraisal to determine the value of the property securing the loan. The servicer is only required to advance interest based on the lesser of the loan amount or 90%, generally, of the appraised value. Interest shortfalls occur when 90%, generally, of the appraised value is less than the loan amount and the servicer does not advance interest on the full loan amount. The resulting interest shortfalls impact interest payments on the most junior class in the trust first. As interest shortfalls increase, more senior classes may be impacted. Over time, senior classes may be reimbursed for accumulated shortfalls if the delinquent loans are resolved, but there is no guarantee that shortfalls will be collected. Interest shortfalls to the CMBS trust may also occur as a result of accumulated advances and expenses on defaulted loans. When a defaulted loan or foreclosed property is liquidated, the servicer will be reimbursed for accumulated advances and expenses prior to payments to CMBS bond holders. If proceeds are insufficient to reimburse the servicer or if a defaulted loan is modified and not foreclosed, the servicer is able to make a claim on interest payments that is senior to the bond holders to cover accumulated advances and expenses. If the claim is greater than interest collected on the loans, interest shortfalls could impact one or more bond classes in a CMBS trust until the servicer's claim is satisfied.

***There are certain risks associated with the insolvency of obligations backing CMBS and other investments.***

The real estate loans backing the CMBS and other investments may be subject to various laws enacted in the jurisdiction or state of the borrower for the protection of creditors. If an unpaid creditor files a lawsuit seeking payment, the court may invalidate all or part of the borrower's debt as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower in satisfaction of such indebtedness, based on certain tests for borrower insolvency and other facts and circumstances, which may vary by jurisdiction. There can be no assurance as to what standard a court would apply in order to determine whether the borrower was "insolvent" after giving effect to the incurrence of the indebtedness constituting the mortgage backing the CMBS and other investments, or that regardless of the method of valuation, a court would not determine that the borrower was "insolvent" after giving effect to such incurrence. In addition, in the event of the insolvency of a borrower, payments made on such mortgage loans could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year and one day) before insolvency.

***We will face "spread widening" risk related to our investment in securities.***

For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the market spreads of the securities in which we invest may increase substantially causing the securities prices to fall. It may not be possible to predict, or to hedge against, such "spread widening" risk. The perceived discount in pricing described under "—Some of our securities investments may become distressed, which securities would have ahigh risk of default and may be illiquid." may still not reflect the true value of the real estate assets underlying such real estate debt in which we may invest, and therefore further deterioration in value with respect thereto may occur following our investment therein. In addition, mark-to-market accounting of our investments will have an interim effect on the reported value prior to realization of an investment.

***Absent our ability to rely upon available guidance from the CFTC that we are not a commodity pool, we, our board of directors or our Adviser, would be subject to additional regulation and required to comply with applicable CFTC disclosure, reporting, and record-keeping requirements.***

Registration with the U.S. Commodity Futures Trading Commission (the "CFTC") as a "commodity pool operator" or any change in our operations (including, without limitation, any change that causes us to be subject to certain specified covered statutory disqualifications) necessary to maintain our ability to rely upon CFTC Letter No. 12-13 or other exclusion from the definition of, or exemption from the requirement to register as, a "commodity pool operator" with the CFTC could adversely affect our ability to implement our investment program, conduct our operations or achieve our objectives and subject us to certain additional costs, expenses and administrative burdens. Furthermore, any determination by us to cease or to limit trading in interests that may be treated as "commodity interests" in order to comply with the regulations of the CFTC may have an adverse effect on our ability to implement our investment objectives and to hedge risks associated with our operations.

## RISKS RELATED TO THE ADVISOR AND ITS AFFILIATES

***Our Advisor faces conflicts of interest because certain of the fees it receives for services performed are based on our NAV, the procedures for which the Advisor will assist our board of directors in developing, overseeing, implementing and coordinating.***

The Advisor assists our board of directors in developing, overseeing, implementing and coordinating our NAV procedures. It will assist our Independent Valuation Advisor in valuing our real property portfolio by providing the firm with property-level information, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) the revenues and expenses of the property. Our Independent Valuation Advisor assumes and relies upon the accuracy and completeness of all such information, does not undertake any duty or responsibility to verify independently any of such information and relies upon us and our Advisor to advise if any material information previously provided becomes inaccurate or was required to be updated during the period of its review. In addition, the Advisor may have some discretion with respect to valuations of certain assets and liabilities, which could affect our NAV. Because the Advisor is paid certain fees for its services based on our NAV, the Advisor could be motivated to influence our NAV and NAV procedures such that they result in an NAV exceeding realizable value, due to the impact of higher valuations on the compensation to be received by the Advisor. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock on a given date may not accurately reflect the value of our portfolio, and our stockholder's shares may be worth less than the purchase price.

***Advisory fees may not create proper incentives or may induce the Advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of our real estate portfolio.***

The advisory fees we pay the Advisor are made up of a fixed component and a performance component. We will pay the Advisor the fixed component regardless of the performance of our portfolio. The Advisor's entitlement to the fixed component, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We will be required to pay the Advisor the fixed component in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. For example, in 2022, the Issuer incurred $67,561,000 in advisory fees and $140,505,000 in performance participation allocation expenses in spite of experiencing GAAP net losses of $312,915,000. The performance component, which is based on our total distributions plus the change in NAV per share, may create an incentive for the Advisor to make riskier or more speculative investments on our behalf than it would otherwise make in the absence of such performance-based compensation.

***The Advisor's management personnel, other employees and affiliates face conflicts of interest relating to time management and, accordingly, the Advisor's management personnel, other employees and affiliates may not be able to devote significant time to our business activities and the Advisor may not be able to hire adequate additional employees.***

All of the Advisor's management personnel, other personnel, affiliates and related parties may also provide services to other Sponsor affiliated entities and related parties. We are not able to estimate the amount of time that such management personnel, other personnel, affiliates and related parties will devote to our business. As a result, the Advisor's management personnel, other personnel, affiliates and related parties may have conflicts of interest in allocating their time between our business and their other activities, which may include advising and managing various other real estate programs and ventures, which may be numerous and may change as programs are closed or new programs are formed. During times of significant activity in other programs and ventures, the time they devote to our business may decline. Accordingly, there is a risk that the Advisor's affiliates and related parties may not devote significant time to our business activities and the Advisor may not be able to hire adequate additional personnel.

***The Advisor and its affiliates, including our officers and three of our directors, face conflicts of interest caused by compensation arrangements with us, and other entities sponsored or advised by affiliates of our Sponsor, which could result in actions that are not in our stockholders' best interests.***

Some of our executive officers, three of our directors and other key personnel are also officers, directors, managers, and key personnel in the Advisor, the Dealer Manager and/or other entities related to our Sponsor. Our Advisor and its affiliates receive substantial fees from us in return for their services and these fees could influence their advice to us. Among other matters, the compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement and the agreement with the Dealer Manager;

- recommendations to our board of directors with respect to developing, overseeing, implementing and coordinating our NAV procedures, or the decision to adjust the value of certain of our assets or liabilities if the Advisor is responsible for valuing them;

- offerings of equity by us, which may result in increased fees for the Advisor and other related parties;

- competition for customers from entities sponsored or advised by affiliates of our Sponsor that own properties in the same geographic area as us; and

- investments through joint ventures or other co-ownership arrangements, which may result in increased fees for the Advisor.

We will be responsible for our proportionate share of certain fees and expenses, including due diligence costs, as determined by our Advisor, including legal, accounting and financial advisor fees and related costs, incurred in connection with evaluating and consummating investment opportunities, regardless of whether such transactions are ultimately consummated by the parties thereto.

In addition, we reimburse the Advisor and its affiliates for the salaries and other compensation of its personnel in accordance with the Advisory Agreement based on the percentage of such personnel's time spent on our affairs. Pursuant to the terms of our Advisory Agreement, we reimburse our Advisor and its affiliates for personnel (and related employment) costs and overhead (including, but not limited to, allocated rent paid, equipment, utilities, insurance, travel and entertainment, and other costs) incurred by the Advisor or its affiliates in performing the services under the Advisory Agreement, including, but not limited to, total compensation, benefits and other overhead of all employees involved in the performance of such services; provided, that we will not reimburse the Advisor or its affiliates for services for which the Advisor or its affiliates are entitled to compensation in the form of a separate fee.

Considerations relating to compensation to our Advisor and its affiliates from us and other entities sponsored or advised by affiliates of our Sponsor could result in decisions that are not in our stockholders' best interests, which could hurt our ability to pay our stockholders distributions or result in a decline in the value of our stockholders' investment. Conflicts of interest such as those described above have contributed to stockholder litigation against certain other externally managed REITs that are not affiliated with our Advisor or the Sponsor.

***Our Advisor may manage other investment vehicles (including public, non-listed REITs) that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes.***

Affiliates of our Advisor may manage other investment vehicles (including public, non-listed REITs) that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes. This may apply to existing investment vehicles or investment vehicles that may be organized, or with respect to which affiliates of our Advisor may acquire and assume the role of management in the future. Consequently, we, on the one hand, and these other investment vehicles, on the other hand, may from time to time pursue the same or similar investment opportunities. To the extent such existing vehicles or other future investment vehicles managed by our Advisor or its affiliates seek to acquire the same target assets as our Company, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. Our Advisor or its affiliates may also give advice to investment vehicles managed by our Advisor or its affiliates that may differ from the advice given to us even though their investment objectives may be the same or similar to ours.

***The time and resources that Sponsor affiliated entities and related parties devote to us may be diverted and we may face additional competition due to the fact that Sponsor affiliated entities and related parties are not prohibited from raising money for another entity that makes the same types of investments that we target.***

Sponsor affiliated entities and related parties are not prohibited from raising money for another investment entity that makes the same types of investments as those we target. As a result, the time and resources they could devote to us may be diverted. For example, the Dealer Manager is currently involved in separate securities offerings for one other entity sponsored by the Sponsor. In addition, we may compete with other entities sponsored or advised by the Sponsor or affiliates of the Sponsor for the same investors and investment opportunities.

***We may co-invest or joint venture an investment with a Sponsor affiliated entity or related party.***

We have entered into and in the future may enter into additional joint ventures, co-investment or other arrangements with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor to acquire, develop and/or manage property, debt and other investments. Such investments may raise potential conflicts of interest between us and such other investment vehicles managed by our Advisor or its affiliates, including determining which of such entities should enter into any particular joint venture, co-investment or other arrangement agreement. Joint venture, co-investment or other arrangement partners affiliated with the Advisor or sponsored or advised by affiliates of the Sponsor may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such joint venture, co-investment or other arrangement be consummated, the Advisor and its affiliates may face a conflict in structuring the terms of the relationship between our interests and the interests of other parties, in managing the joint venture, co-investment or other arrangement, and in resolving any conflicts or exercising any rights in connection with the joint venture, co-investment or other arrangement. Since the Advisor will make various decisions on our behalf, agreements and transactions between us and the Advisor's affiliates or entities sponsored or advised by affiliates of the Sponsor will not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties. Furthermore, when such other investment vehicles managed by our Advisor or its affiliates have interests or requirements that do not align with our interests, including differing liquidity needs or desired investment horizons, conflicts may arise in the manner in which any voting or control rights are exercised with respect to the relevant investment, potentially resulting in an adverse impact on us. We may enter into joint ventures with affiliates of the Sponsor or entities sponsored or advised by affiliates of the Sponsor for the acquisition of investments, but only if (i) a majority of our directors not otherwise interested in the transaction, including a majority of the independent directors, approve the transaction as being fair and reasonable to us and (ii) the investment by us and such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties.

With respect to any joint venture, we may enter into an advisory or sub-advisory agreement with an affiliate of the Advisor. We may also enter into arrangements with the Advisor in which the Advisor receives fees (directly or indirectly, including through a subsidiary of ours) from the joint venture entity or from the joint venture partner. Fees received from joint venture entities or partners and paid, directly or indirectly (including without limitation, through us or our subsidiaries), to the Advisor may be more or less than similar fees that we pay to the Advisor pursuant to the Advisory Agreement.

In addition, the Advisor may, with respect to any investment in which we are a participant, also render advice and service to others in that investment, and earn fees for rendering such advice and service. Specifically, it is contemplated that we may enter into joint venture or other similar co-investment arrangements with certain individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities, with respect to which the Advisor or one of its affiliates may be engaged to provide advice and service to such individuals, corporations, partnerships, trusts, joint ventures, limited liability companies or other entities. The Advisor or its affiliate will earn fees for rendering such advice and service pursuant to the agreements governing such joint ventures or arrangements.

***We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by our Advisor or its affiliates.***

We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by our Advisor or its affiliates and their portfolio companies or purchase assets from, sell assets to, or arrange financing from any such investment vehicles and their portfolio companies. Any such transactions will require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to ensure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's-length transaction.

***We depend on the Advisor and its key personnel; if any of such key personnel were to cease employment with the Advisor or its affiliates, our business could suffer.***

Our ability to make distributions and achieve our investment objectives is dependent upon the performance of the Advisor in the acquisition, disposition and management of our investments, the selection of customers for our properties, the determination of any financing arrangements and other factors. In addition, our success depends to a significant degree upon the continued contributions of certain of the Advisor's key personnel, including, in alphabetical order, William S. Benjamin, Rajat Dhanda, David M. Fazekas, Andrea L. Karp, Brian R. Lange, Thomas G. McGonagle, Dwight L. Merriman III, Lainie P. Minnick, Taylor M. Paul, Scott W. Recknor, David A. Roth, Scott A. Seager, Jeffrey W. Taylor, and Joshua J. Widoff, each of whom would be difficult to replace. We currently do not have, nor do we expect to obtain, key man life insurance on any of the Advisor's key personnel. If the Advisor were to lose the benefit of the experience, efforts and abilities of one or more of these individuals through their resignation, retirement, or due to an internalization transaction effected by another investment program sponsored by the Sponsor or its affiliates, or due to such individual or individuals becoming otherwise unavailable because of other activities on behalf of the Sponsor or its affiliates, our operating results could suffer.

***Our Advisor is subject to extensive regulation as an investment adviser, which could adversely affect its ability to manage our business.***

Our Advisor is subject to regulation as an investment adviser by various regulatory authorities that are charged with protecting the interests of its clients, including us. Instances of criminal activity and fraud by participants in the investment management industry and disclosures of trading and other abuses by participants in the financial services industry have led the United States Government and regulators to increase the rules and regulations governing, and oversight of, the United States financial system. This activity resulted in changes to the laws and regulations governing the investment management industry and more aggressive enforcement of the existing laws and regulations. Our Advisor could be subject to civil liability, criminal liability, or sanction, including revocation of its registration as an investment adviser, revocation of the licenses of its employees, censures, fines, or temporary suspension or permanent bar from conducting business, if it is found to have violated any of these laws or regulations. Any such liability or sanction could adversely affect our Advisor's ability to manage our business. Our Advisor must continually address conflicts between its interests and those of its clients, including us. Our Advisor has procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if our Advisor fails, or appears to fail, to deal appropriately with conflicts of interest, it could face litigation or regulatory proceedings or penalties, any of which could adversely affect its ability to manage our business.

***The fees we pay to entities sponsored or advised by affiliates of our Sponsor in connection with our offerings of securities and in connection with the management of our investments were not determined on an arm's-length basis, and therefore, we do not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.***

The Advisor, affiliates of the Advisor and the Dealer Manager have earned and will continue to earn fees, performance allocations, commissions and expense reimbursements from us. The fees, performance allocations, commissions and expense reimbursements paid and to be paid to the Advisor, affiliates of the Advisor and the Dealer Manager for services they provided us in connection with past offerings and in connection with our current securities offering were not determined on an arm's-length basis. As a result, the fees have been determined without the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

***We compete with entities sponsored or advised by affiliates of the Advisor, for whom affiliates of the Advisor provide certain advisory or management services, for opportunities to acquire, lease, finance, or sell investments, and for customers, which may have an adverse impact on our operations.***

We compete with entities sponsored or advised by affiliates of the Advisor and may compete with any such entity created in the future, as well as entities for whom affiliates of the Advisor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, lease, finance or sell properties at the same time as these entities are buying, leasing, financing or selling properties. In this regard, there is a risk that we will purchase or lend on a property that provides lower returns to us than a property purchased or lent on by entities sponsored or advised by affiliates of the Advisor and entities for whom affiliates of the Advisor provide certain advisory or management services. Certain entities sponsored or advised by affiliates of the Advisor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers.

The Advisor has implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. These guidelines, are designed to allow, where possible, each fund with a potentially competing property to bid on a lease with a prospective customer in a fair and equitable manner.

Because affiliates of the Advisor currently sponsor and advise, and in the future may sponsor and advise, other investment vehicles and clients (each, an "Advisory Client") with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to real estate investment opportunities. In order to manage this potential conflict of interest, in allocating opportunities among the Advisory Clients, the Advisor follows an allocation policy (the "Allocation Policy") which endeavors to allocate investment opportunities in a fair and equitable manner. The Advisor's Allocation Policy, which may be amended without consent, is intended to enable us to share equitably with any other Advisory Clients that are managed by the Advisor and competing with us to acquire similar types of assets.

Under the Allocation Policy, real estate investments will be considered for Advisory Clients based on appropriateness and conformity with their respective investment objectives, as well as the suitability of the investment for each Advisory Client. Suitability is determined by a variety of factors related to the investment mandates of each Advisory Client, the nature of the investment opportunity and the composition of each client's portfolio. In the circumstance where an investment is suitable for only one Advisory Client based on such factors, the investment will be allocated to that Advisory Client. Where an investment is suitable for more than one Advisory Client, the Advisor generally employs an allocation rotation process pursuant to the Allocation Policy that is designed to facilitate an equitable allocation of such opportunities over time. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by Advisory Clients managed by affiliates of the Advisor. In addition, the Advisor has and may from time to time limit the number of positions in a rotation and/or grant to certain Advisory Clients certain exclusivity, rotation or other priority (each, a "Rotational Priority") with respect to industrial investments or other investment opportunities. This means that, depending on the number of Advisory Clients and number of positions in each such rotation and/or the Rotational Priorities that have been granted, we may be offered fewer investment opportunities. The Advisor or its affiliates may grant additional Rotational Priorities in the future and from time to time.

The Advisor may modify its overall allocation policies from time to time. Any changes to the Advisor's allocation policies will be timely reported to our board of directors or our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.

***If we invest in joint venture or co-ownership arrangements with the Advisor or its affiliates, they may retain significant control over our investments even if our independent directors terminate the Advisor.***

While a majority of our independent directors may terminate the Advisor upon 60 days' written notice, our ability to remove co-general partners or advisors to any entities in which the Advisor or its affiliates serve in such capacities and in which we may serve as general partner or manager is limited. As a result, if we invest in such joint-venture or co-ownership arrangements; an affiliate of the Advisor may continue to maintain a substantial degree of control over our investments despite the termination of the Advisor.

## RISKS RELATED TO OUR TAXATION AS A REIT

### *Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.*

We have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2017, and we intend to continue to operate in accordance with the requirements for qualification as a REIT.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income and we would no longer be required to make distributions. However, any distributions made would be subject to the favorable tax rate applied to "qualified dividend income." To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. In addition, although we intend to operate in such a manner as to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine that it is no longer in our best interest to continue to be qualified as a REIT and recommend that we revoke our REIT election.

We believe that the Operating Partnership will be treated for U.S. federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. If the IRS successfully determines that the Operating Partnership should be treated as a corporation, the Operating Partnership would be required to pay U.S. federal income tax at corporate rates on its net income, its partners would be treated as stockholders of the Operating Partnership and distributions to partners would constitute distributions that would not be deductible in computing the Operating Partnership's taxable income. In addition, if the Operating Partnership were treated as a corporation, we could fail to qualify as a REIT, with the resulting consequences described above.

### *To qualify as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations.*

To obtain the favorable tax treatment accorded to REITs, in addition to other qualification requirements, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income (which may not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for distributions paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be invested in acquisitions of properties and it is possible that we might be required to borrow funds or sell assets to fund these distributions. It is possible that we might not always be able to continue to make distributions sufficient to meet the annual distribution requirements required to maintain our REIT status, avoid corporate tax on undistributed income and/or avoid the 4% excise tax.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect our value.

### *Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.*

We may purchase properties and lease them back to the sellers of such properties. There can be no assurance that the IRS will not challenge our characterization of any such sale-leaseback transaction as a 'true lease.' In the event that any such sale-leaseback transaction is challenged and successfully recharacterized as a financing or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification "asset tests," the "income tests" or the "distribution requirements" and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year in the event we cannot make a sufficient deficiency distribution.

***Our stockholders may have current tax liability on distributions if they elect to reinvest in shares of our common stock.***

Participation in the distribution reinvestment plan does not defer the recognition of any taxable income that results from the distributions. Stockholders who elect to participate in the distribution reinvestment plan, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair market value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, to the extent such distribution is properly treated as being paid out of "earnings and profits," even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash. As a result, each of our stockholders that is not a tax-exempt entity may have to use funds from other sources to pay such tax liability on the value of the common stock received.

***Distributions payable by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.***

The maximum tax rate applicable to income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates is currently 20% plus a 3.8% "Medicare tax" surcharge. Distributions payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient on ordinary income, rather than the 20% preferential rate and are also subject to the 3.8% Medicare tax; provided however, that all such distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary), which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income under the current tax laws that will expire if not extended at the end of 2025. The more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions, which could adversely affect the value of our common stock.

***In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.***

Even if we qualify and maintain our status as a REIT, we may be subject to U.S. federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our properties and pay income tax directly on such income. In that event, our stockholders would be treated as if they had earned that income and paid the tax on it directly, would be eligible to receive a credit or refund of the taxes deemed paid on the income deemed earned, and shall increase the adjusted basis of its shares by the excess of such deemed income over the amount of taxes deemed paid. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any of these taxes we pay will reduce our cash available for distribution to our stockholders.

***Distributions to tax-exempt investors may be classified as unrelated business taxable income.***

Neither ordinary nor capital gain distributions with respect to our common stock, or gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- Part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;

- Part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock; and

- Part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

***Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.***

We may invest in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation, may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity's ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

***If any Subsidiary REIT failed to qualify as a REIT, we could fail to remain qualified as a REIT.***

We own and may acquire direct or indirect interests in one or more Subsidiary REITs. A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income taxation as a corporation and (ii) the Subsidiary REIT's failure to qualify could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus could impair our ability to qualify as a REIT unless we could avail ourself of certain relief provisions.

***Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.***

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our common stock. We may be required to forego attractive investments. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

***Complying with the REIT requirements may force us to liquidate otherwise attractive investments.***

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investments (other than governmental securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences or, generally, must have "reasonable cause" for the failure and pay a penalty, in addition to satisfying such requirements. As a result, we may be required to liquidate otherwise attractive investments.

***The stock ownership limit imposed by the Code for REITs and our charter may restrict our business combination opportunities.***

To qualify as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first year in which we qualify as a REIT. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless an exemption is granted by our board of directors, no person (as defined to include entities) may own more than 9.8% in value of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our common stock. In addition, our charter generally prohibits beneficial or constructive ownership of shares of our capital stock by any person that owns, actually or constructively, an interest in any of our lessees that would cause us to own, actually or constructively, 10% or more of any of our lessees. Our board of directors may grant an exemption, prospectively or retroactively, in its sole discretion, subject to such conditions, representations and undertakings as it may determine. These ownership limitations in our charter are common in REIT charters and are intended, among other purposes, to assist us in complying with the tax law requirements and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

*Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.*

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's-length basis. We cannot assure our stockholders that we will be able to comply with the 20% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm's length transactions.

*The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.*

The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the IRS as a real estate asset for purposes of the REIT 75% asset test, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

*Liquidation of assets may jeopardize our REIT status.*

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

*Changes to the U.S. federal income tax laws, including the enactment of certain tax reform measures, could have an adverse impact on our business and financial results.*

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, and it is possible that additional such legislation may be enacted in the future. There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when or to what extent any new U.S. federal tax laws, regulations, interpretations or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding the effect of potential future changes to the federal tax laws on an investment in our shares.

*Foreign investors may be subject to FIRPTA on the sale of common stock if we are unable to qualify as a domestically controlled REIT.*

A foreign person (other than a "qualified foreign pension plan") disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax under FIRPTA on the gain recognized on the disposition. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. There can be no assurance that we will qualify as a domestically controlled

REIT. If we were to fail to so qualify, gain realized by a foreign investor (other than a "qualified foreign pension plan") on a sale of our common stock would be subject to FIRPTA unless our common stock was traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. We are not currently traded on an established securities market.

## INVESTMENT COMPANY RISKS

***We are not registered as an investment company under the Investment Company Act, and therefore we will not be subject to the requirements imposed on an investment company by the Investment Company Act which may limit or otherwise affect our investment choices.***

We, the Operating Partnership, and our subsidiaries intend to conduct our businesses so that we are not required to register as "investment companies" under the Investment Company Act. The operation of a business in a manner so as not to be subject to regulation as an investment company requires an analysis of and compliance with complex laws, regulations and SEC staff interpretations, not all of which are summarized herein. Although we could modify our business methods at any time, at the present time we focus our activities on investments in real estate, buildings, and other assets that can be referred to as "sticks and bricks" and therefore we will not be an investment company under Section 3(a)(1)(A) of the Investment Company Act. We also may invest in other real estate investments, such as real estate-related securities, and will otherwise be considered to be in the real estate business.

Companies subject to the Investment Company Act are required to comply with a variety of substantive requirements such as requirements relating to:

- Limitations on the capital structure of the entity;

- Restrictions on certain investments;

- Prohibitions on transactions with affiliated entities; and

- Public reporting disclosures, record keeping, voting procedures, proxy disclosure and similar corporate governance rules and regulations.

These and other requirements are intended to provide benefits or protections to security holders of investment companies. Because we and our subsidiaries do not expect to be subject to these requirements, stockholders will not be entitled to these benefits or protections. It is our policy to operate in a manner that will not require us to register as an investment company, and we do not expect to register as an "investment company" under the Investment Company Act.

We do not expect that we, the Operating Partnership, or other subsidiaries will be an investment company because, if we have any securities that are considered to be investment securities held by an entity, then we will seek to ensure that holdings of investment securities in such entity will not exceed 40% of the total assets of that entity (on a consolidated basis) and that no such entity holds itself out as being engaged primarily in the business of investing in securities. If an entity were to hold investment securities having a value exceeding 40% of the value of the entity's total assets (on a consolidated basis), and no other exclusion from registration was available, that entity might be required to register as an investment company. In order to avoid such a result, we, the Operating Partnership, or a subsidiary may be unable to sell assets we would otherwise want to sell or we may need to sell assets we would otherwise wish to retain. In addition, we may also have to forgo opportunities to acquire certain investments or interests in companies or entities that we would otherwise want to acquire, or acquire assets we might otherwise not select for purchase.

If we, the Operating Partnership or any subsidiary owns assets that qualify as "investment securities" and the value of such assets exceeds 40% of the value of its total assets (on a consolidated basis), the entity would be deemed to be an investment company absent another exclusion from the Investment Company Act. Certain of the subsidiaries that we may form in the future could seek to rely upon the exclusion provided by Section 3(c)(5)(C) of that Act, which is available for entities, among other things, "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the staff of the SEC, generally requires that at least 55% of an entity's portfolio be comprised of qualifying interests and an additional 25% of the entity's portfolio be comprised of real estate-related interests although this percentage may be reduced to the extent that more than 55% of the entity's assets are invested in qualifying interests, (as such terms have been interpreted by the staff of the SEC) and no more than 20% of such entity's total assets are invested in miscellaneous investments. Qualifying interests for this purpose include actual interests in real estate, certain mortgage loans and other assets as interpreted in a manner consistent with SEC staff guidance. We intend to treat as real estate-related interests those assets that do not qualify for treatment as qualifying interests, including any securities of companies primarily engaged in real estate businesses that are not within the scope of SEC staff positions and/or interpretations regarding qualifying interests and securities issued by pass-through entities of which substantially all of the assets consist of qualifying interests and/or real estate-related interests. Due to the factual nature of this test, we, the Operating Partnership, or a subsidiary may be unable to sell assets we would otherwise want to sell or may need to sell assets we would otherwise wish to retain, if we deem it necessary to remain in compliance with the foregoing standards. In addition, we may have to forgo opportunities to acquire certain investments or interests in companies or entities that we would otherwise want to acquire, or acquire assets we might otherwise not select for purchase, if we deem it necessary to remain in compliance with the foregoing standards.

In addition, we, the Operating Partnership and/or our subsidiaries may rely upon other exclusions, including the exclusion provided by Section 3(c)(6) of the Investment Company Act (which excludes, among other things, parent entities whose primary business is conducted through majority-owned subsidiaries relying upon the exclusion provided by Section 3(c)(5)(C), discussed above), from the definition of an investment company and the registration requirements under the Investment Company Act.

There can be no assurance that the laws and regulations governing the Investment Company Act status of REITs (and/or their subsidiaries), including actions by the SEC or its staff providing more specific or different guidance regarding these exclusions, will not change in a manner that adversely affects our operations. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that qualify for purposes of the exclusion and whether mortgage REITs should be regulated in a manner similar to investment companies. To the extent that the SEC or the SEC staff provides more specific guidance regarding any of the matters bearing upon the exclusions discussed above or other exclusions from the definition of an investment company under the Investment Company Act upon which we may rely, we may be required to change the way we conduct our business or adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. If we meet the definition of an investment company under the Investment Company Act and we fail to qualify for an exclusion therefrom, our ability to use leverage and other business strategies would be substantially reduced. Our business will be materially and adversely affected if we fail to qualify for an exemption or exclusion from regulation under the Investment Company Act.

***If we or the Operating Partnership are required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce our stockholders' investment return or impair our ability to conduct our business as planned.***

If we become an investment company or are otherwise required to register as an investment company, we might be required to revise some of our current policies, or substantially restructure our business, to comply with the Investment Company Act. This would likely require us to incur the expense and delay of holding a stockholder meeting to vote on proposals for such changes. Further, if we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, criminal and civil actions could be brought against us, some of our contracts might be unenforceable, unless a court were to direct enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

## ERISA RISKS

***If our assets are deemed to be ERISA plan assets, the Advisor and we may be exposed to liabilities under Title I of ERISA and the Internal Revenue Code.***

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entire entity are deemed to be ERISA plan assets unless an exception applies. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as "publicly-offered securities" that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if the Advisor or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, our stockholders should consult with their legal and other advisors concerning the impact of ERISA and the Code on their investment and our performance.

## ITEM 1B.    UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C.    CYBERSECURITY

### Assessment, Identification and Management of Material Risks from Cybersecurity

We rely on the cybersecurity strategy and policies implemented by Ares, the parent company of our Advisor. Ares' cybersecurity strategy prioritizes detection and analysis of and response to known, anticipated or unexpected threats, effective management of security risks and resilience against cyber incidents. Ares' enterprise-wide cybersecurity program is aligned to the National Institute of Standards and Technology Cybersecurity Framework. Ares' cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, tools and related services, which include tools and services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. Ares has implemented and continues to implement risk-based controls designed to prevent, detect and respond to information security threats and we rely on those controls to help us protect our information, our information systems, and the information of our investors, and other third parties who entrust us with their sensitive information.

Ares' cybersecurity program includes physical, administrative and technical safeguards, as well as plans and procedures designed to help Ares prevent and timely and effectively respond to cybersecurity threats and incidents, including threats or incidents that may impact us, our Advisor or Ares. Ares' cybersecurity risk management process seeks to monitor cybersecurity vulnerabilities and potential attack vectors, evaluate the potential operational and financial effects of any threat and mitigate such threats. The assessment of cybersecurity risks, including those which may impact us, our Advisor or Ares, is integrated into Ares' Enterprise Risk Management program, which is overseen by the Ares Enterprise Risk Committee (the "Ares ERC"), as discussed below. In addition, Ares periodically engages with third-party consultants and key vendors to assist it in assessing, enhancing, implementing, and monitoring its cybersecurity risk management programs and responding to incidents.

The Ares cybersecurity risk management and awareness programs include periodic identification and testing of vulnerabilities, regular phishing simulations and annual general cybersecurity awareness and data protection training, including for all of the employees of Ares. Ares' cybersecurity training programs also include annual certification requirements for employees of Ares with respect to certain policies supporting the cybersecurity program including the Information Security and Electronic Communications policy, Data Protection policy and Privacy Policy. Ares undertakes periodic internal security reviews of its information systems and related controls, including systems affecting personal data and the cybersecurity risks of Ares' and our critical third-party vendors and other partners. Ares also completes periodic external reviews of its cybersecurity program and practices, which include assessments of relevant data protection practices and targeted attack simulations.

In the event of a cybersecurity incident impacting us, our Advisor or Ares, Ares has developed an incident response plan that provides guidelines for responding to such an incident and facilitates coordination across multiple operational functions of Ares, including coordinating with the relevant members of our Advisor. The incident response plan includes notification to the applicable members of cybersecurity leadership, including Ares' Chief Information Security Officer ("CISO"), and, as appropriate, escalation to the full Ares ERC and/or an internal ad-hoc group of senior employees, tasked with helping to manage the cybersecurity incident. Depending on their nature, incidents may also be reported to the audit committee or full board of directors of Ares, as well as to the audit committee of our board of directors and to our full board of directors, if appropriate.

### Material Impact of Cybersecurity Risks

In the last three fiscal years, we have not experienced a material information security breach incident and the expenses we have incurred from information security breach incidents have been immaterial, and we are not aware of any cybersecurity risks that are reasonably likely to materially affect our business. However, future incidents could have a material impact on our business strategy, results of operations, or financial condition. For additional discussion of the risks posed by cybersecurity threats, see "Item 1A. Risk Factors— General Risk Factors—Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations or the operations of the Advisor, the Dealer Manager, our transfer agent or any other party that provides us with services essential to our operations… which could negatively impact our business, financial condition and operating results."

**Oversight of Cybersecurity Risks**

Our cybersecurity program is managed by Ares' dedicated internal cybersecurity team, which is responsible for enterprise-wide cybersecurity strategy, policies, standards, engineering, architecture and processes. The team is led by Ares' CISO who has a Master's degree in Cybersecurity from Brown University and over 25 years of experience advising on, and managing risks from cybersecurity threats as well as developing and implementing cybersecurity policies and procedures. The Ares CISO is also a member of the Ares ERC. The Ares ERC is a cross-functional committee that governs and oversees the Ares Enterprise Risk Program, including cybersecurity. The Ares ERC includes members of Ares' senior executive management, including its CEO, CFO, General Counsel, Global Chief Compliance Officer, Chief Information Officer, CISO, and Head of Enterprise Risk, who acts as chairperson of the Ares ERC. The Ares ERC, through regular consultation with the Ares internal cybersecurity team and representatives from our Advisor, assesses, discusses, and prioritizes Ares' approach to high-level risks, mitigative controls, and ongoing cybersecurity efforts.

Our audit committee has primary responsibility for oversight and review of guidelines and policies with respect to risk assessment and risk management, including cybersecurity. Certain members of the Ares ERC periodically report to our audit committee as well as our full board of directors, as appropriate, on cybersecurity matters, primarily through presentations by the CISO and the Ares Head of Enterprise Risk. Such reporting includes updates on Ares' cybersecurity program as it impacts us, the external threat environment, and Ares' programs to address and mitigate the risks associated with the evolving cybersecurity threat environment. These reports also include updates on our and Ares' preparedness, prevention, detection, responsiveness, and recovery with respect to cyber incidents.

## ITEM 2.    PROPERTIES

As of December 31, 2023, we directly owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet located in 29 markets throughout the U.S., with 429 customers, and was 93.5% occupied (93.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. During the year ended December 31, 2023, we transacted over 8.9 million square feet of new and renewal leases, and rent growth on comparable leases averaged 55.3%, calculated using cash basis rental rates (60.3% when calculated using GAAP basis rental rates). Industrial market fundamentals remain favorable and we continue to evaluate acquisition opportunities within the industrial market to effectively execute our business strategy. As of December 31, 2023, our real estate portfolio included:

- 249 industrial buildings totaling approximately 51.9 million square feet comprised our operating portfolio, which includes stabilized properties, and was 97.3% occupied (97.7% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years; and

- Seven industrial buildings totaling approximately 2.1 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building's shell completion or a building achieving 90% occupancy.

Additionally, as of December 31, 2023, we owned and managed two industrial buildings either under construction or in the pre-construction phase totaling approximately 0.2 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

As of December 31, 2023, we owned and managed two industrial buildings totaling approximately 0.8 million square feet and three buildings that were either under construction or in the pre-construction phase totaling approximately 1.0 million square feet through our 8.0% minority ownership interest in the BTC II B Partnership. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

We have used, and intend to continue to use, the net proceeds from our offerings primarily to make investments in real estate assets. We may use the net proceeds from our offerings to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our offerings, and other circumstances existing at the time we make our investments.

Unless otherwise indicated, the term "property" as used herein refers to one or more buildings in the same market that were acquired by us in the same transaction.

*Building Types.* Our industrial buildings consist primarily of warehouse distribution facilities suitable for single or multiple customers. The following table summarizes our portfolio by building type as of December 31, 2023:

| Building Type | Description | Percent of Rentable Square Feet |
|---|---|---|
| Bulk distribution | Building size of 150,000 to over 1 million square feet, single or multi-customer | 80.6 % |
| Light industrial | Building size of less than 150,000 square feet, single or multi-customer | 19.3 |
| Flex industrial | Includes assembly or research and development, primarily multi-customer | 0.1 |
| | | 100.0 % |

*Portfolio Overview and Market Diversification.* As of December 31, 2023, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis), by total occupied square footage) was approximately $6.80 per square foot. The following table summarizes certain operating metrics of our portfolio by market as of December 31, 2023:

| ($ and square feet in thousands) | Number of Buildings | Rentable Square Feet | Occupied Rate (1) | Leased Rate (1) | Annualized Base Rent (2) | |
|---|---|---|---|---|---|---|
| **Operating Properties:** | | | | | | |
| Atlanta | 21 | 4,468 | 95.6 % | 95.6 % | $ 26,340 | 7.7 % |
| Austin | 6 | 562 | 95.4 | 100.0 | 4,757 | 1.4 |
| Bay Area | 3 | 845 | 100.0 | 100.0 | 10,078 | 2.9 |
| Boston | 3 | 409 | 93.6 | 100.0 | 2,867 | 0.8 |
| Central Florida | 8 | 1,517 | 92.9 | 92.9 | 8,225 | 2.4 |
| Central Valley | 9 | 2,280 | 98.9 | 98.9 | 15,735 | 4.6 |
| Charlotte | 1 | 210 | 100.0 | 100.0 | 1,094 | 0.3 |
| Chicago | 26 | 5,373 | 100.0 | 100.0 | 28,866 | 8.4 |
| Cincinnati | 7 | 1,661 | 100.0 | 100.0 | 8,304 | 2.4 |
| Dallas | 16 | 4,210 | 99.0 | 100.0 | 22,293 | 6.5 |
| D.C. / Baltimore | 9 | 1,037 | 88.4 | 88.4 | 7,956 | 2.3 |
| Denver | 2 | 252 | 100.0 | 100.0 | 1,285 | 0.4 |
| Houston | 9 | 1,957 | 98.6 | 98.6 | 11,285 | 3.3 |
| Indianapolis | 3 | 1,614 | 100.0 | 100.0 | 6,581 | 1.9 |
| Las Vegas | 7 | 1,118 | 100.0 | 100.0 | 11,777 | 3.4 |
| Louisville | 6 | 1,903 | 88.8 | 88.8 | 7,145 | 2.1 |
| Memphis | 10 | 3,598 | 100.0 | 100.0 | 14,460 | 4.2 |
| Nashville | 2 | 817 | 100.0 | 100.0 | 4,886 | 1.4 |
| New Jersey | 16 | 3,426 | 98.0 | 98.0 | 31,600 | 9.2 |
| Pennsylvania | 17 | 3,103 | 99.4 | 99.4 | 20,165 | 5.9 |
| Phoenix | 3 | 417 | 100.0 | 100.0 | 3,565 | 1.0 |
| Portland | 2 | 605 | 100.0 | 100.0 | 4,041 | 1.2 |
| Reno | 6 | 1,422 | 100.0 | 100.0 | 8,279 | 2.4 |
| Salt Lake City | 5 | 1,003 | 95.5 | 95.5 | 5,775 | 1.7 |
| San Antonio | 1 | 96 | — | 100.0 | — | — |
| San Diego | 8 | 822 | 95.5 | 95.5 | 7,906 | 2.3 |
| Seattle | 14 | 2,395 | 96.2 | 96.7 | 20,531 | 6.0 |
| South Florida | 11 | 1,905 | 98.8 | 100.0 | 17,791 | 5.2 |
| Southern California | 18 | 2,907 | 91.5 | 91.5 | 29,863 | 8.7 |
| Total operating | 249 | 51,932 | 97.3 % | 97.7 % | 343,450 | 100.0 % |
| **Value-Add Properties:** | | | | | | |
| Central Florida | 3 | 678 | — | — | — | — |
| Dallas | 1 | 986 | — | — | — | — |
| Houston | 1 | 192 | — | — | — | — |
| New Jersey | 1 | 100 | — | — | — | — |
| San Diego | 1 | 140 | — | — | — | — |
| Total value-add properties | 7 | 2,096 | — | — | — | — |
| Total portfolio | 256 | 54,028 | 93.5 % | 93.9 % | $ 343,450 | 100.0 % |

(1) The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

(2) Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2023, multiplied by 12.

*Lease Terms.* Our industrial properties are typically subject to leases on a "triple net basis," in which customers pay their proportionate share of real estate taxes, insurance, common area maintenance, and certain other operating costs. In addition, most of our leases include fixed rental increases or Consumer Price Index-based rental increases. Lease terms typically range from one to 10 years, and often include renewal options.

*Lease Expirations.* As of December 31, 2023, the weighted-average remaining lease term (based on square feet) of our total occupied portfolio was approximately 4.1 years, excluding renewal options. The following table summarizes the lease expirations of our occupied portfolio for leases in place as of December 31, 2023, without giving effect to the exercise of renewal options or termination rights, if any:

| ($ and square feet in thousands) | Number of Leases (1) | Occupied Square Feet | | Annualized Base Rent (2) | |
|---|---|---|---|---|---|
| 2024 | 60 | 4,814 | 9.5 % | $ 33,336 | 9.7 % |
| 2025 | 77 | 7,968 | 15.8 | 50,949 | 14.8 |
| 2026 | 83 | 8,873 | 17.6 | 53,089 | 15.5 |
| 2027 | 72 | 7,124 | 14.1 | 52,511 | 15.3 |
| 2028 | 82 | 7,006 | 13.9 | 55,031 | 16.0 |
| 2029 | 35 | 4,667 | 9.2 | 28,143 | 8.2 |
| 2030 | 20 | 2,447 | 4.8 | 15,411 | 4.5 |
| 2031 | 12 | 1,623 | 3.2 | 13,088 | 3.8 |
| 2032 | 16 | 4,060 | 8.0 | 27,389 | 8.0 |
| Thereafter | 13 | 1,949 | 3.9 | 14,503 | 4.2 |
| Total occupied | 470 | 50,531 | 100.0 % | $ 343,450 | 100.0 % |

(1) Includes four leases totaling approximately 234,000 square feet that expired on December 31, 2023.
(2) Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2023, multiplied by 12.

*Customer Diversification.* As of December 31, 2023, there was one customer that individually represented more than 5.0% of total occupied square feet of our portfolio and one customer that individually represented more than 5.0% of total annualized base rent of our portfolio. The following table reflects the 10 largest customers of our portfolio, based on annualized base rent, which occupied a combined 9.5 million square feet as of December 31, 2023:

| Customer | % of Total Occupied Square Feet | % of Total Annualized Base Rent (1) |
|---|---|---|
| Amazon.com Services LLC | 6.3 % | 7.5 % |
| Radial, Inc. | 4.2 | 2.7 |
| Steelcase Inc. | 2.4 | 2.2 |
| Maersk | 1.1 | 1.9 |
| Kroger | 1.0 | 1.5 |
| East Coast / West Coast Logistics, LLC | 0.5 | 1.4 |
| Estes Forwarding Worldwide | 1.1 | 1.4 |
| US Elogistics Service Corp | 0.9 | 1.2 |
| KeHe Distributors, Inc. | 0.7 | 1.2 |
| Boyd Flotation | 0.6 | 1.2 |
| Total | 18.8 % | 22.2 % |

(1) Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2023, multiplied by 12.

The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective customers based on financial, operating and business plan information that is provided to us by such prospective customers, as well as other market, industry, and economic information that is generally publicly available.

*Industry Diversification.* The table below illustrates the diversification of our portfolio by industry classifications of our customers as of December 31, 2023:

| ($ and square feet in thousands) | Number of Leases | Occupied Square Feet | | Annualized Base Rent (1) | |
|---|---|---|---|---|---|
| Transportation / Logistics | 51 | 7,868 | 15.7 % | $ 58,089 | 16.8 % |
| eCommerce / Fulfillment | 27 | 6,691 | 13.2 | 43,498 | 12.6 |
| Food & Beverage | 31 | 3,798 | 7.5 | 30,627 | 8.9 |
| Storage / Warehousing | 42 | 4,155 | 8.2 | 27,334 | 8.0 |
| Home Furnishings | 18 | 2,680 | 5.3 | 20,163 | 5.9 |
| Manufacturing | 45 | 2,858 | 5.7 | 19,737 | 5.7 |
| Auto | 25 | 3,258 | 6.4 | 18,569 | 5.4 |
| Packaging | 16 | 1,580 | 3.1 | 9,529 | 2.8 |
| Computer / Electronics | 19 | 1,365 | 2.7 | 9,492 | 2.8 |
| Electrical / Wire | 13 | 1,791 | 3.5 | 9,104 | 2.7 |
| Other | 183 | 14,487 | 28.7 | 97,308 | 28.4 |
| Total | 470 | 50,531 | 100.0 % | $ 343,450 | 100.0 % |

(1) Annualized base rent is calculated as monthly base rent, including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of December 31, 2023, multiplied by 12.

*DST Program and DST Program Loans.* Our DST Program raises capital through private placement offerings by selling DST Interests in specific DSTs holding real properties. The following table presents our DST Program activity for the years ended December 31, 2023, 2022 and 2021:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2023 | 2022 | 2021 |
| DST Interests sold | $ 416,507 | $ 768,639 | $ 492,168 |
| DST Interests financed by DST Program Loans | 52,542 | 84,798 | 68,772 |
| Income earned from DST Program Loans (1) | 8,884 | 4,811 | 861 |
| (Decrease) increase in financing obligation liability appreciation (2) | (12,303) | 26,568 | — |
| Rent obligation incurred under master lease agreements (2) | 67,324 | 41,702 | 6,039 |

(1) Included in other income and expenses on the consolidated statements of operations.
(2) Included in interest expense on the consolidated statements of operations.

As of December 31, 2023 and 2022, we had DST Program Loans with a combined carrying value of $202.7 million and $152.4 million, respectively. Credit loss reserves associated with our DST Program Loans for which the fair value option has not been elected were immaterial as of and for the years ended December 31, 2023, 2022 and 2021. Refer to "Note 7 to the Consolidated Financial Statements" in Item 8. "Financial Statements and Supplementary Data" for additional detail regarding the DST Program.

*Debt Obligations.* Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of December 31, 2023, we had approximately $3.4 billion of consolidated indebtedness with a weighted-average interest rate of 4.17%, which includes the effect of interest rate swap and cap agreements. The weighted-average remaining term of our consolidated debt as of December 31, 2023 was 2.4 years, excluding any extension options. The total gross book value of properties encumbered by our total consolidated debt as of December 31, 2023 was approximately $2.6 billion. See "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" and Item 15, "Schedule III—Real Estate and Accumulated Depreciation" for additional information.

## ITEM 3.    LEGAL PROCEEDINGS

From time to time, we, our executive officers, directors and our Advisor, and its affiliates and/or any of their respective principals and employees are subject to legal proceedings in the ordinary course of business, including those arising from our investments, and may, as a result, incur significant costs and expenses in connection with such legal proceedings. Legal proceedings may increase to the extent we find it necessary to foreclose or otherwise enforce remedies with respect to loans that are in default, which borrowers may seek to resist by asserting counterclaims and defenses against us or our Advisor. As of December 31, 2023, we were not subject to any material pending legal proceedings.

We and our Advisor are also subject to extensive regulation, which, from time to time, results in requests for information from us or our Advisor or regulatory proceedings or investigations against us or our Advisor, respectively. We may incur significant costs and expenses in connection with any such information requests, proceedings or investigations.

**ITEM 4.    MINE SAFETY DISCLOSURES**

Not applicable.

## ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Market Information**

There is no public trading market for our shares of common stock. On a limited basis, our stockholders may be able to have their shares redeemed through our share redemption program. In the future we may also consider various forms of additional liquidity, each of which we refer to as a "Liquidity Event," including, but not limited to, a listing of our common stock on a national securities exchange (or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock); the sale, merger, or other transaction of our company in which our stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; and the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration. In the event that stockholders receive securities redeemable for cash that are not listed on a stock exchange, such event will only be deemed a Liquidity Event if the non-listed securities received may be redeemed immediately upon the close of the transaction at the election of the holder. Securities that may be "redeemed immediately" may include non-listed shares subject to redemption programs that are limited by caps, or that may be modified or suspended in the future. While we may consider a Liquidity Event, which may provide an additional source of value through the realization of capital appreciation, at any time in the future, we currently do not have a fixed time frame in which we intend to undertake such consideration and we are not obligated by our charter or otherwise to effect a Liquidity Event at any time. There can be no assurance that we will ever pursue a Liquidity Event. We believe that our structure as a non-exchange traded REIT that may continue to raise capital through a series of offerings with no targeted liquidity window enhances the potential to achieve our investment objectives by allowing us to acquire and manage our investment portfolio in a more flexible manner.

We commenced calculating a monthly NAV on June 15, 2018. The following table presents the high and low NAV per share of each class of common stock for each reported quarter within the two most recent fiscal years. Each class of common stock has had the same NAV for each reported period.

| Quarter | Low | | High | |
|---|---|---|---|---|
| **2023** | | | | |
| First Quarter | $ | 14.9908 | $ | 15.1512 |
| Second Quarter | $ | 14.4381 | $ | 14.9139 |
| Third Quarter | $ | 13.7232 | $ | 14.1023 |
| Fourth Quarter | $ | 13.2259 | $ | 13.6018 |
| **2022** | | | | |
| First Quarter | $ | 12.8360 | $ | 14.4934 |
| Second Quarter | $ | 15.0822 | $ | 15.2865 |
| Third Quarter | $ | 15.3182 | $ | 15.3806 |
| Fourth Quarter | $ | 15.2644 | $ | 15.3671 |

**Net Asset Value**

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor ("Altus Group" or the "Independent Valuation Advisor") with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals and valuations for certain of our debt-related assets, reviewing annual third-party real property appraisals, reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by our Advisor, providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio, real estate-related assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although third-party appraisal firms, the Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by the Independent Valuation Advisor in their appraisals and the final estimates of fair values of our real estate-related assets, our other assets and our liabilities are determined by the applicable pricing source (which may, in certain instances, be our Advisor or an affiliate of Ares), subject to the oversight of our board of directors. With respect to the valuation of our real properties, the Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation and review process generally. Excluding investments that are bought or sold during a given calendar year, unconsolidated investments held through joint ventures or partnerships are valued by an independent appraiser at least once per calendar year. For valuations during interim periods, not less than quarterly, either (1) our Advisor or a qualified third party that we engage will determine the estimated fair value of the investments owned by unconsolidated affiliates or (2) we will utilize interim valuations determined pursuant to valuation policies and procedures established for such joint ventures or partnerships. All parties engaged by us in connection with our valuation procedures, including the Independent Valuation Advisor, ALPS Fund Services Inc. ("ALPS"), and our Advisor, are subject to the oversight of our board of directors. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from the Independent Valuation Advisor. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures. See Exhibit 99.2 of this Annual Report on Form 10-K for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Advisor.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from total equity or stockholders' equity on a GAAP basis. Most significantly, the valuation of our real assets, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Advisor. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Another example that will cause our NAV to differ from our GAAP total equity or stockholders' equity is the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP. The aggregate real property valuation of $8.63 billion compares to a GAAP basis of real properties (net of intangible lease liabilities and before accumulated amortization and depreciation) of $7.37 billion, representing a difference of approximately $1.3 billion, or 17.1%.

As used below, "Fund Interests" means our outstanding shares of common stock, along with OP Units, which may be or were held directly or indirectly by the Advisor, BCI IV Advisors Group LLC (the "Former Sponsor"), members or affiliates of the Former Sponsor, and third parties, and "Aggregate Fund NAV" means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of December 31, 2023 and September 30, 2023:

| | As of | |
|---|---|---|
| (in thousands) | December 31, 2023 | September 30, 2023 |
| Investments in industrial properties | $ 8,632,800 | $ 8,724,450 |
| Investment in unconsolidated joint venture partnership | 19,277 | 23,841 |
| Investments in real estate debt and securities | 184,755 | 161,649 |
| DST Program Loans | 199,154 | 188,997 |
| Cash and cash equivalents | 14,322 | 16,384 |
| Other assets | 75,828 | 56,786 |
| Line of credit, term loans and mortgage notes | (3,442,540) | (3,296,456) |
| Secured financings on investments in real estate-related securities | (42,298) | (44,004) |
| Financing obligations associated with our DST Program | (1,569,545) | (1,487,606) |
| Other liabilities | (144,286) | (155,589) |
| Accrued performance participation allocation | — | — |
| Accrued fixed component of advisory fee | (5,813) | (5,990) |
| Aggregate Fund NAV | $ 3,921,654 | $ 4,182,462 |
| Total Fund Interests outstanding | 296,513 | 304,774 |

The following table sets forth the NAV per Fund Interest as of December 31, 2023:

| (in thousands, except per Fund Interest data) | Total | Class T Shares | Class D Shares | Class I Shares (1) | OP Units |
|---|---|---|---|---|---|
| Monthly NAV | $ 3,921,654 | $ 2,153,675 | $ 269,946 | $ 1,387,649 | $ 110,384 |
| Fund Interests outstanding | 296,513 | 162,838 | 20,410 | 104,919 | 8,346 |
| NAV Per Fund Interest | $ 13.2259 | $ 13.2259 | $ 13.2259 | $ 13.2259 | $ 13.2259 |

(1) Total Class I Fund Interests outstanding include vested stock grants only for NAV calculation purposes.

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for the Fund Interests. As of December 31, 2023, we estimated approximately $66.1 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Financing obligations associated with our DST Program, as reflected in our NAV table above, represent outstanding proceeds raised from our private placements under the DST Program due to the fact that we have an option (which may or may not be exercised) to purchase the interests in the DSTs and thereby acquire the real property owned by the trusts. We may acquire these properties using OP Units, cash, or a combination of both. See "Note 7 to the Consolidated Financial Statements" for additional details regarding our DST Program. We may use proceeds raised from our DST Program for the repayment of debt, acquisition of properties and other investments, distributions to our stockholders, payments under our debt obligations and master lease agreements related to properties in our DST Program, redemption payments, capital expenditures, and other general corporate purposes. We pay our Advisor an annual, fixed component of our advisory fee of 1.25% of the consideration received for selling interests in DST Properties to third-party investors, net of upfront fees and expense reimbursements payable out of gross proceeds from the sale of such interests and DST Interests financed through DST Program Loans.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders' ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of December 31, 2023, excluding certain newly acquired properties that are currently held at cost, which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

| | Weighted-Average Basis |
|---|---|
| Exit capitalization rate | 5.7 % |
| Discount rate / internal rate of return | 7.0 % |
| Average holding period (years) | 10.0 |

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost, which we believe reflects the fair value of such properties:

| Input | Hypothetical Change | Increase (Decrease) to the Fair Value of Real Properties |
|---|---|---|
| Exit capitalization rate (weighted-average) | 0.25% decrease | 3.1 % |
| | 0.25% increase | (2.8)% |
| Discount rate (weighted-average) | 0.25% decrease | 2.0 % |
| | 0.25% increase | (2.0)% |

Prior to January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages, corporate-level credit facilities, and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of December 31, 2023, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition. We currently estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of December 31, 2023 was $125.2 million lower than the carrying value used for purposes of calculating our NAV (as described above) for such debt in aggregate; meaning that if we used the fair value of our debt rather than the carrying value used for purposes of calculating our NAV (and treated the associated hedge as part of the same financial instrument), our NAV would have been higher by approximately $125.2 million, or $0.42 per share, not taking into account all of the other items that impact our monthly NAV, as of December 31, 2023.

**Reconciliation of Stockholders' Equity and Noncontrolling Interests to NAV**

The following table reconciles stockholders' equity and noncontrolling interests per our consolidated balance sheet to our NAV as of December 31, 2023.

| (in thousands) | As of December 31, 2023 |
|---|---|
| Total stockholders' equity | $ 1,794,922 |
| Noncontrolling interests | 312 |
| Total equity under GAAP | 1,795,234 |
| | |
| Adjustments: | |
| Accrued distribution fee (1) | 64,517 |
| Redeemable noncontrolling interests (2) | 114,310 |
| Unrealized net appreciation (depreciation) on real estate and financial assets and liabilities (3) | 1,343,746 |
| Unrealized gain (loss) on investments in unconsolidated joint venture partnership (4) | (1,235) |
| Accumulated depreciation and amortization (5) | 695,747 |
| Other adjustments (6) | (90,665) |
| Aggregate Fund NAV | $ 3,921,654 |

(1) Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class T and Class D shares. Under GAAP, we accrued the full cost of the distribution fee payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum distribution fee) as an offering cost at the time we sold the Class T and Class D shares. For purposes of calculating the NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis when such fee is paid and do not deduct the liability for estimated future distribution fees that may become payable after the date as of which our NAV is calculated.

(2) Redeemable noncontrolling interests are related to our OP Units, and are included in our determination of NAV but not included in total equity.

(3) Our investments in real estate and certain of our financial assets and liabilities, including our debt, certain of our financing obligations, and certain of our DST Program Loans, are presented at their carrying value in our consolidated financial statements. As such, any increases or decreases in the fair market value of our investments in real estate and certain of our financial assets and liabilities are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate, investments in real estate debt and securities, financing obligations, and DST Program Loans are recorded at fair value. Notwithstanding, our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity are valued at par (i.e. at their respective outstanding balances).

(4) Our investments in unconsolidated joint venture partnerships are presented using the equity method of accounting in our consolidated financial statements. As such, certain increases or decreases in the fair market value of the underlying investments or debt instruments associated with the investment in unconsolidated joint venture partnership are not included in our GAAP results. For purposes of determining our NAV, the investments in the underlying real estate and certain of the underlying debt instruments are recorded at fair value, and reflected in our NAV at our proportional ownership interest.

(5) We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV.

(6) Includes (i) straight-line rent receivables, which are recorded in accordance with GAAP but not recorded for purposes of determining our NAV, (ii) certain interest rate hedges, which are recorded at fair value in accordance with GAAP but are not included for purposes of determining our NAV if intended to be held to maturity, and (iii) other minor adjustments.

## Performance

Our NAV decreased from $15.26 per share as of December 31, 2022 to $13.23 per share as of December 31, 2023. The decrease in NAV was primarily driven by the expansion of capital markets assumptions and the impact of recent interest rate increases.

As noted above, effective February 29, 2020, our board of directors approved amendments to our valuation procedures which revised the way we value property-level mortgages, corporate-level credit facilities, other secured and unsecured debt and associated interest rate hedges when loans, including associated interest rate hedges, are intended to be held to maturity, effectively eliminating all mark-to-market adjustments for such loans and hedges from the calculation of our NAV. The following table summarizes the impact of interest rate movements on our returns assuming we continued to include the mark-to-market adjustments for all borrowing-related interest rate hedge and debt instruments beginning with the February 29, 2020 NAV:

| (as of December 31, 2023) | Trailing Three-Months (1) | Year-to-Date (1) | One-Year (Trailing 12-Months) (1) | Three-Year Annualized (1) | Five-Year Annualized (1) | Since NAV Inception Annualized (1)(2)(3) |
|---|---|---|---|---|---|---|
| Class T Share Total Return (with Sales Charge) (3) | (7.13)% | (14.58)% | (14.58)% | 11.36 % | 8.76 % | 8.05 % |
| Adjusted Class T Share Total Return (with Sales Charge) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4) | (8.45)% | (15.49)% | (15.49)% | 12.45 % | 9.23 % | 8.43 % |
| Difference | 1.32 % | 0.91 % | 0.91 % | (1.09)% | (0.47)% | (0.38)% |
| Class T Share Total Return (without Sales Charge) (3) | (2.75)% | (10.56)% | (10.56)% | 13.08 % | 9.77 % | 8.86 % |
| Adjusted Class T Share Total Return (without Sales Charge) (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4) | (4.14)% | (11.51)% | (11.51)% | 14.19 % | 10.24 % | 9.24 % |
| Difference | 1.39 % | 0.95 % | 0.95 % | (1.11)% | (0.47)% | (0.38)% |
| Class D Share Total Return (3) | (2.61)% | (10.05)% | (10.05)% | 13.64 % | 10.31 % | 9.93 % |
| Adjusted Class D Share Total Return (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4) | (4.00)% | (11.00)% | (11.00)% | 14.76 % | 10.79 % | 10.36 % |
| Difference | 1.39 % | 0.95 % | 0.95 % | (1.12)% | (0.48)% | (0.43)% |
| Class I Share Total Return (3) | (2.56)% | (9.83)% | (9.83)% | 14.01 % | 10.74 % | 9.85 % |
| Adjusted Class I Share Total Return (continued inclusion of mark-to-market adjustments for borrowing-related interest rate hedge and debt instruments) (4) | (3.95)% | (10.79)% | (10.79)% | 15.13 % | 11.22 % | 10.23 % |
| Difference | 1.39 % | 0.96 % | 0.96 % | (1.12)% | (0.48)% | (0.38)% |

(1) Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions ("Total Return") for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.

(2) The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class D shares was July 2, 2018, which is when Class D shares of common stock were first issued to third-party investors.

(3) The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the "Class T Share Total Return (with Sales Charge)," the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the

time period indicated. With respect to "Class T Share Total Return (without Sales Charge)," the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions.

(4) The Adjusted Total Returns presented are based on adjusted NAVs calculated as if we had continued to mark our borrowing-related hedge and debt instruments to market following a policy change to largely exclude borrowing-related interest rate hedge and debt marks to market from our NAV calculations (except in certain circumstances pursuant to our valuation procedures), beginning with our NAV calculated as of February 29, 2020. Therefore, the NAVs used in the calculation of Adjusted Total Returns were calculated in the same manner as the NAVs used in the calculation of the unadjusted total return for periods through January 31, 2020. The Adjusted Total Returns include the incremental impact of the adjusted NAVs on advisory fees and performance fees; however, they do not include the incremental impact that the adjusted NAVs would have had on any expense support from our Advisor, or the prices at which shares were purchased in our public offerings or pursuant to our share redemption program. For calculation purposes, transactions in our common stock were assumed to occur at the adjusted NAVs.

## Unregistered Sales of Equity Securities

During the year ended December 31, 2023, we issued equity securities without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act, as described below. In March 2023, we issued 0.2 million restricted Class I shares to employees of the Advisor or its affiliates for services provided to us. In addition, the holder of the special operating partnership units (the "Special Units") in the Operating Partnership is entitled to an annual performance participation allocation if certain performance hurdles are met. As further described in "Note 12 to the Consolidated Financial Statements," the 2022 performance participation allocation became payable on December 31, 2022 and in January 2023, we issued 4.1 million Class I OP Units to the holder of the Special Units, AIREIT Incentive Fee LP (the "Special Unit Holder"), to settle a portion of the amount owed. Subject to certain limitations set forth in the partnership agreement of the Operating Partnership, OP Units may be repurchased by the Operating Partnership for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our charter, in which case such OP Units will be repurchased for Class I shares of our common stock with an equivalent aggregate NAV. Certain restrictions on redemption may apply if certain liquidity requirements are not met.

## Share Redemption Program

We expect that there will be no regular secondary trading market for shares of our common stock. While our stockholders should view their investment as long-term with limited liquidity, we have adopted a share redemption program applicable to all shares of our common stock, whereby stockholders may receive the benefit of limited liquidity by presenting for redemption to us all or any portion of those shares in accordance with the procedures and subject to certain conditions and limitations. All references herein to classes of shares of our common stock do not include the OP Units issued by our Operating Partnership, unless the context otherwise requires.

While stockholders may request on a monthly basis that we redeem all or any portion of their shares pursuant to our share redemption program, we are not obligated to redeem any shares and may choose to redeem only some, or even none, of the shares that have been requested to be redeemed in any particular month, in our discretion. In addition, our ability to fulfill redemption requests is subject to a number of limitations. As a result, share redemptions may not be available each month. Under our share redemption program, to the extent we determine to redeem shares in any particular month, we will only redeem shares as of the last calendar day of that month (each such date, a "Redemption Date"). Redemptions will be made at the transaction price in effect on the Redemption Date, except that shares that have not been outstanding for at least one year will be redeemed at 95% of the transaction price. The Early Redemption Deduction may be waived in certain circumstances including: (i) in the case of redemption requests arising from the death or qualified disability of the holder; (ii) in the event that a stockholder's shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or (iii) with respect to shares purchased through our distribution reinvestment plan or received from us as a stock dividend. In addition, shares of our common stock acquired through the redemption of OP Units will not be subject to the Early Redemption Deduction. To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share redemptions will be made within three business days of the Redemption Date. An investor may withdraw its redemption request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.

Under our share redemption program, we may redeem during any calendar month shares whose aggregate value (based on the price at which the shares are redeemed) is 2.0% of our aggregate NAV as of the last calendar day of the previous quarter and during any calendar quarter whose aggregate value (based on the price at which the shares are redeemed) is up to 5.0% of our aggregate NAV as of the last calendar day of the prior calendar quarter, subject to any carry-over capacity and net redemptions described below.

Provided that the share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month. Also, provided that the share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).

We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term "net redemptions" means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). For purposes of measuring our redemption capacity pursuant to our share redemption program, proceeds from new subscriptions in a month are included in capital inflows on the first day of the next month because that is the first day on which such stockholders have rights in the Company. Also for purposes of measuring our redemption capacity pursuant to our share redemption program, redemption requests received in a month are included in capital outflows on the last day of such month because that is the last day stockholders have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are outstanding through the last day of the month. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (1) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (2) proceeds from sales of new shares in our securities offerings (including purchases pursuant to our distribution reinvestment plan) since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to "gross redemptions," i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.

Although the vast majority of our assets consist of properties that cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition, we intend to maintain a number of sources of liquidity including (i) cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities and liquid real estate debt and securities; and (ii) one or more borrowing facilities. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from our securities offerings and our sale of DST Interests, and/or sales of our assets.

Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of the company as a whole, then we may choose to redeem fewer shares than have been requested to be redeemed, or none at all. In the event that we determine to redeem some but not all of the shares submitted for redemption during any month for any of the foregoing reasons, shares submitted for redemption during such month will be redeemed on a pro rata basis. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.

Our board of directors may modify or suspend our share redemption program if in its reasonable judgment it deems such actions to be in our best interest and the best interest of our stockholders. Although our board of directors has the discretion to suspend our share redemption program, our board of directors will not terminate our share redemption program other than in connection with a liquidity event which results in our stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law. Our board of directors may determine that it is in our best interests and the interest of our stockholders to suspend the share redemption program as a result of regulatory changes, changes in law, if our board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are redeemed, a lack of available funds, a determination that redemption requests are having an adverse effect on our operations or other factors. Once the share redemption program has been suspended, our board of directors must affirmatively authorize the recommencement of the program before stockholder requests will be considered again. Following any suspension, our share redemption program requires our board of directors to consider at least quarterly whether the continued suspension of the program is in our best interest and the best interest of our stockholders; however, we are not required to authorize the re-commencement of the share redemption program within any specified period of time and any suspension may be for an indefinite period, which would be tantamount to a termination.

The preceding summary does not purport to be a complete summary of our share redemption program and is qualified in its entirety by reference to the share redemption program, which is incorporated by reference as Exhibit 4.1 to this Annual Report on Form 10-K.

Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional details regarding our redemption history.

The table below summarizes the redemption activity for the three months ended December 31, 2023, for which all eligible redemption requests were redeemed in full:

| (shares in thousands) | Total Number of Shares Redeemed | Average Price Paid per Share Requested (1) | Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet Be Redeemed Under the Plans or Programs (2) |
|---|---|---|---|---|
| **For the Month Ended** | | | | |
| October 31, 2023 | 3,741 | $ 13.73 | 3,741 | — |
| November 30, 2023 | 4,068 | 13.72 | 4,068 | — |
| December 31, 2023 (3) | 3,259 | 13.60 | 3,259 | — |
| Total | 11,068 | $ 13.69 | 11,068 | — |

(1) Amount represents the average price paid to investors upon redemption.
(2) We limit the number of shares that may be redeemed per calendar quarter under the share redemption program as described above.
(3) Redemption requests accepted in December 2023 are considered redeemed on January 1, 2024 for accounting purposes and, as a result, are not included in the table above. This differs from how we treat capital outflows for purposes of the limitations of our share redemption program. For purposes of measuring our redemption capacity pursuant to our share redemption program, redemption requests received in a month are included in capital outflows on the last day of such month because that is the last day stockholders have rights in the Company and we redeemed $126.8 million of shares of common stock for the three months ended December 31, 2023.

## Distributions

Each year, we make distributions, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to the sum of 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain or loss, 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income. We will pay federal income tax on taxable income, including net capital gain, which we do not distribute to stockholders. Furthermore, if we fail to distribute with respect to each year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for such year, and any undistributed taxable income from prior periods, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. Distributions will be authorized at the discretion of our board of directors, in accordance with our earnings, cash flow and general financial condition. Our board's discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, and because our board may take various factors into consideration in setting distributions, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Our organizational documents permit us to pay distributions from any source, including offering proceeds. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of the Operating Partnership to transfer funds to us.

We intend to accrue and continue to make distributions on a regular basis. Distributions are paid on a monthly basis and are calculated as of monthly record dates. Distributions for stockholders who had elected to participate in our distribution reinvestment plan were reinvested into shares of the same class of our common stock as the shares to which the distributions relate. Some or all of the distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which could include borrowings and net proceeds from shares sold in our securities offerings, proceeds from the issuance of shares pursuant to our distribution reinvestment plan, cash resulting from the Advisor or its affiliates paying certain of our expenses, proceeds from the sales of assets, and our cash balances. We have not established a cap on the amount of its distributions that may be paid from any of these sources.

There can be no assurances that the current distribution rate will be maintained. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay our distributions, which if insufficient could negatively impact our ability to pay such distributions. In certain years and certain individual quarters, total distributions were not fully funded by cash flows from operations. In such cases, the shortfalls were funded from proceeds from our distribution reinvestment plan or borrowings. For the year ended December 31, 2023, approximately 1.1% of our total gross distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 98.9% of our total gross distributions were funded from sources other than cash flows from operating activities; specifically, 48.0% were funded with proceeds from the issuance of shares under our distribution reinvestment plan and 50.9% were funded with proceeds from financing activities.

Refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detail regarding our distribution history, as well as the sources used to pay our distributions.

## Holders

As of February 29, 2024, we had 129.9 million shares of our Class T common stock, 20.2 million shares of our Class D common stock and 136.3 million shares of our Class I common stock outstanding, held by a total of 20,066 stockholders, 3,944 stockholders and 21,828 stockholders, respectively, including shares held by our affiliates.

**ITEM 6.** [Reserved]

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis should be read together with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" above for a description of these risks and uncertainties.

*OVERVIEW*

## General

Ares Industrial Real Estate Income Trust Inc. is a Maryland corporation formed on August 12, 2014 to make investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We currently operate as a REIT for U.S. federal income tax purposes, and elected to be treated as a

REIT beginning with our taxable year ended December 31, 2017. We utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") organizational structure to hold all or substantially all of our assets through the Operating Partnership.

We intend to offer shares of our common stock on a continuous basis, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. In order to execute this strategy in compliance with federal securities laws, we may file new registration statements to replace existing registration statements. On August 4, 2021, the SEC declared our registration statement on Form S-11 with respect to our third public offering of up to $5.0 billion of shares of our common stock effective, and the third public offering commenced the same day. Under the third public offering, we are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class D shares and Class I shares. We may reallocate amounts between the primary offering and distribution reinvestment plan.

Pursuant to our public offering, we offered and continue to offer shares of our common stock at the "transaction price," plus applicable selling commissions and dealer manager fees. The "transaction price" generally is equal to the NAV per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of common stock, and is available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Net Asset Value" for further detail.

Additionally, we have a program to raise capital through private placement offerings by selling DST Interests. These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete Section 1031 Exchanges. We expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete Section 1031 Exchanges. We also offer DST Program Loans to finance no more than 50% of the purchase price of the DST Interests to certain purchasers of the DST Interests. During the year ended December 31, 2023, we sold $416.5 million of gross interests related to the DST Program, $52.5 million of which were financed by DST Program Loans. See "Note 7 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for additional detail regarding the DST Program.

During the year ended December 31, 2023, we raised gross proceeds of approximately $283.2 million from the sale of approximately 18.9 million shares of our common stock, including shares issued pursuant to our distribution reinvestment plan. See "Note 9 to the Consolidated Financial Statements" for information concerning our public offering.

As of December 31, 2023, we directly owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet located in 29 markets throughout the U.S., with 429 customers, and was 93.5% occupied (93.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. During the year ended December 31, 2023, we transacted approximately 8.9 million square feet of new and renewal leases, and rent growth on comparable leases averaged 55.3%, calculated using cash basis rental rates (60.3% when calculated using GAAP basis rental rates). Industrial market fundamentals remain favorable and we continue to evaluate acquisition opportunities within the industrial market to effectively execute our business strategy. Refer to "Note 3 to the Consolidated Financial Statements" for detail regarding our 2023 acquisition activity. As of December 31, 2023, our real estate portfolio included:

- 249 industrial buildings totaling approximately 51.9 million square feet comprised our operating portfolio, which includes stabilized properties, and was 97.3% occupied (97.7% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years; and

- Seven industrial buildings totaling approximately 2.1 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building's shell completion or a building achieving 90% occupancy.

Additionally, as of December 31, 2023, we owned and managed two industrial buildings either under construction or in the pre-construction phase totaling approximately 0.2 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

As of December 31, 2023, we owned and managed two industrial buildings totaling approximately 0.8 million square feet and three buildings that were either under construction or in the pre-construction phase totaling approximately 1.0 million square feet, through our 8.0% minority ownership interest in the BTC II B Partnership. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

As of December 31, 2023, we had debt security investments designated as available-for-sale securities with a fair value of $55.6 million and a cumulative unrealized gain of $0.4 million from the acquisition dates. The weighted-average remaining term of our debt securities, which is based on the fully extended maturity date of the instruments, was approximately 3.21 years as of December 31, 2023.

As of December 31, 2023, we had two debt-related investments comprised of floating-rate senior loans with an aggregate commitment of up to $174.8 million, with a weighted-average remaining term of 2.45 years and a weighted-average interest rate of 8.94%, calculated based on Term SOFR plus a weighted-average margin of 3.58%. As of December 31, 2023, the outstanding principal amount and fair value were both $129.1 million.

We have used, and intend to continue to use, the net proceeds from our offerings primarily to make investments in real estate assets. We may use the net proceeds from our offerings to make other real estate-related investments and debt investments and to pay distributions. The number and type of properties we may acquire and debt and other investments we may make will depend upon real estate market conditions, the amount of proceeds we raise in our offerings, and other circumstances existing at the time we make our investments.

Our primary investment objectives include the following:

- preserving and protecting our stockholders' capital contributions;

- providing current income to our stockholders in the form of regular distributions; and

- realizing capital appreciation in our NAV from active investment management and asset management.

There is no assurance that we will attain our investment objectives. Our charter places numerous limitations on us with respect to the manner in which we may invest our funds. In most cases these limitations cannot be changed unless our charter is amended, which may require the approval of our stockholders.

We may acquire assets free and clear of mortgage or other indebtedness by paying the entire purchase price in cash or equity securities, or a combination thereof, and we may selectively encumber all or only certain assets with debt. The proceeds from our borrowings may be used to fund investments, make capital expenditures, pay distributions, and for general corporate purposes.

We expect to manage our corporate financing strategy under the current mortgage lending and corporate financing environment by considering various lending sources, which may include long-term fixed-rate mortgage loans, floating-rate mortgage notes, unsecured or secured lines of credit or term loans, private placement or public bond issuances, and the assumption of existing loans in connection with certain property acquisitions, or any combination of the foregoing.

## Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in both the U.S. and global financial markets and economic and political environments.

Fiscal year 2023 was characterized by high volatility that permeated throughout financial markets, driven by heightened inflationary pressure, rising interest rates, more regulatory uncertainty and greater geopolitical risks. However, the publicly-traded equity and credit markets improved toward the end of the year for most asset classes, driven by greater stability of the U.S. banking system and resilient fundamental macroeconomic performance. While broad inflationary pressures have shown signs of moderation, the commercial real estate markets continue to be impacted by certain property specific and macroeconomic factors. Most notably, the Federal Reserve's tightening monetary policy resulted in another year of increases in short term market rates amidst volatile interest rate expectations and more restrictive credit conditions, stemming largely from increased capital requirements for regulated lending institutions. Collectively, these market dynamics posed challenges to commercial real estate values and transaction activity during the year. Although the Federal Reserve has signaled a potential decrease in interest rates in 2024, there is no certainty with respect to this outlook or even the magnitude or pace of potential decreases or even if such decreases will occur, especially if inflation begins to rebound. Periods of excessive or prolonged inflation and rising interest rates may negatively impact our customers' businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our net operating income and NAV.

Offsetting some of these headwinds is the material decline in new real estate developments in the industrial sector that unfolded throughout 2023 and is expected to continue into 2024. Ultimately, this lack of future inventory may result in a shortage of contemporary, in demand properties in the years to come. Alongside this trend, there is a significant amount of unspent capital targeting commercial real estate properties that could support values and elevate transaction activity. We also believe that the potentially adverse market trends described above may be offset by the continued strong operating fundamentals in the industrial sector. While we saw capitalization rates and yields continuing to widen during the fourth quarter of 2023, which resulted in a softening of property valuations, industrial operating fundamentals remain favorable, supported by positive rent growth and low vacancy rates.

We believe our portfolio is well-positioned in this market environment. However, there is no guarantee that our outlook will remain positive for the long-term, especially if leasing fundamentals weaken in the future.

## *RESULTS OF OPERATIONS*

### Summary of 2023 Activities

During the year ended December 31, 2023, we completed the following activities:

- Our NAV decreased to $13.23 per share as of December 31, 2023 as compared to $15.26 per share as of December 31, 2022. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities— Performance" above for additional information regarding this decrease.

- We raised $283.2 million of gross equity capital from our public offering. Additionally, we raised $416.5 million of gross capital through private placement offerings by selling DST Interests, $52.5 million of which were financed by DST Program Loans. We redeemed 45.0 million shares for an aggregate dollar amount of $652.8 million.

- Our total portfolio's leased percentage decreased to 93.9% as of December 31, 2023 as compared to 98.9% as of December 31, 2022, due to development completions and the acquisition of value-add properties during the year. We leased approximately 8.9 million square feet, which included 2.2 million square feet of new and future leases and 6.7 million square feet of renewals through 91 separate transactions with an average annual base rent of $8.01 per square foot, representing rent growth of 55.3% on comparable leases, calculated using cash basis rental rates (60.3% when calculated using GAAP basis rental rates).

- We completed seven development projects for nine buildings comprised of approximately 3.0 million square feet.

- We acquired two debt-related investments of floating-rate senior loans with aggregate commitments of up to $174.8 million. As of December 31, 2023, these investments had a weighted-average remaining term of 2.45 years and a weighted-average interest rate of 8.94%, calculated based on Term SOFR plus a weighted-average margin of 3.58%. As of December 31, 2023, the principal amount and fair value were both $129.1 million.

- We acquired four industrial properties comprised of approximately 0.8 million square feet for an aggregate purchase price of $128.9 million.

- We entered into a secured floating-rate mortgage note in the amount of $129.1 million with a three-year term, which may be extended pursuant to two one-year extension options. The mortgage note's effective interest rate is calculated based on Term SOFR plus a margin of 3.30%, depending on our consolidated leverage ratio. We also entered into two associated interest rate cap agreements with an aggregate notional amount of $129.1 million, which effectively cap SOFR at 5.50%. As of December 31, 2023, we had $108.4 million of borrowings outstanding under the $129.1 million mortgage note.

- We entered into a interest rate cap agreement on $75.0 million of borrowings under our $600.0 million term loan, which effectively caps SOFR at 2.50%. Additionally, we entered into two interest rate cap agreements on $100.0 million of borrowings under our $1.0 billion line of credit, which effectively cap SOFR at 2.50%.

- We entered into three interest rate cap agreements on $300.0 million of borrowings under our $550.0 million term loan with an aggregate notional amount of $300.0 million, which effectively cap SOFR at 2.0%. We also entered into two interest rate cap agreements with an aggregate notional amount of $100.0 million that will become effective in January 2024. Of these interest rate cap agreements, four are replacing separate interest rate hedge agreements that expired in November 2023, or will expire in January 2024, with an aggregate notional amount of $350.0 million.

- We entered into a master purchase agreement (the "Morgan Stanley MRA") with Morgan Stanley Bank, N.A. ("Morgan Stanley") in June 2023 and borrowed $42.3 million (net of repayments), collateralized by our available-for-sale debt securities, which are fair valued at $55.6 million as of December 31, 2023.

**Portfolio Information**

As of December 31, 2023 and 2022, our owned and managed portfolio was as follows:

| (square feet in thousands) | As of | |
| --- | --- | --- |
| | December 31, 2023 | December 31, 2022 |
| **Portfolio data:** | | |
| Total buildings (1) | 256 | 243 |
| Total rentable square feet | 54,028 | 50,229 |
| Total number of customers | 429 | 418 |
| Percent occupied of operating portfolio (2) | 97.3 % | 99.0 % |
| Percent occupied of total portfolio (2) | 93.5 % | 98.1 % |
| Percent leased of operating portfolio (2) | 97.7 % | 99.1 % |
| Percent leased of total portfolio (2) | 93.9 % | 98.9 % |

(1) Total buildings includes the addition of nine buildings related to seven development projects that were completed during the year ended December 31, 2023 and one building that was completed during the year ended December 31, 2022.
(2) See "Overview—General" above for a description of our operating portfolio and our total portfolio (which includes our operating and value-add portfolios) and for a description of the occupied and leased rates.

**Results for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022**

The following table sets forth information regarding our consolidated results of operations for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

| (in thousands, except per share data) | For the Years Ended December 31, | | Change | % Change |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | | |
| **Revenues:** | | | | |
| Rental revenues | $ 460,108 | $ 391,605 | $ 68,503 | 17.5 % |
| Debt-related income | 9,987 | 420 | 9,567 | NM |
| Total revenues | 470,095 | 392,025 | 78,070 | 19.9 % |
| **Operating expenses:** | | | | |
| Rental expenses | 111,579 | 94,276 | 17,303 | 18.4 % |
| Real estate-related depreciation and amortization | 294,111 | 265,970 | 28,141 | 10.6 % |
| General and administrative expenses | 15,313 | 13,265 | 2,048 | 15.4 % |
| Advisory fees | 74,092 | 67,561 | 6,531 | 9.7 % |
| Performance participation allocation | — | 140,505 | (140,505) | (100.0)% |
| Acquisition costs and reimbursements | 10,217 | 5,322 | 4,895 | 92.0 % |
| Total operating expenses | 505,312 | 586,899 | (81,587) | (13.9)% |
| **Other (income) expenses:** | | | | |
| Equity in loss (income) from unconsolidated joint venture partnership(s) | 118 | 97 | 21 | 21.6 % |
| Interest expense | 190,382 | 150,824 | 39,558 | 26.2 % |
| Unrealized gain on financing obligations | (179) | — | (179) | - % |
| Gain on derivative instruments | (5,124) | (28,628) | 23,504 | 82.1 % |
| Other income and expenses | (10,191) | (4,252) | (5,939) | NM |
| Total other (income) expenses | 175,006 | 118,041 | 56,965 | 48.3 % |
| **Net loss** | (210,223) | (312,915) | 102,692 | 32.8 % |
| Net loss attributable to redeemable noncontrolling interests | 5,587 | 4,874 | 713 | 14.6 % |
| Net income attributable to noncontrolling interests | (38) | (38) | — | — % |
| **Net loss attributable to common stockholders** | $ (204,674) | $ (308,079) | $ 103,405 | 33.6 % |
| Weighted-average shares outstanding—basic | 303,660 | 295,683 | 7,977 | 2.7 % |
| Weighted-average shares outstanding—diluted | 312,121 | 300,216 | 11,905 | 4.0 % |
| Net loss attributable to common stockholders per common share—basic and diluted | $ (0.67) | $ (1.04) | $ 0.37 | 35.3 % |

NM = Not meaningful

*Total Revenues.* In aggregate, total revenues increased by approximately $78.1 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily driven by an increase in rental revenues.

*Rental Revenues.* Rental revenues are comprised of rental income, straight-line rent and amortization of above- and below-market lease assets and liabilities. Total rental revenues increased by approximately $68.5 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to an increase in non-same store revenues, which was attributable to the growth in our portfolio over this period. For the year ended December 31, 2023, non-same store rental revenues reflect the addition of 53 industrial buildings we have acquired since January 1, 2022, as well as six value-add properties that were acquired during 2021 and stabilized during 2022. See "Same Store Portfolio Results of Operations" below for further details of the same store revenues.

*Debt-Related Income.* Debt-related income is comprised of interest income and amortization related to our debt-related investments and debt securities. Total debt-related income increased by $9.6 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to the timing of our acquisition of our available-for-sale securities in late 2022 and the two debt-related investments that we originated during the year ended December 31, 2023.

*Rental Expenses.* Rental expenses include certain property operating expenses typically reimbursed by our customers, such as real estate taxes, property insurance, property management fees, repair and maintenance, and utilities. Total rental expenses increased by approximately $17.3 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to an increase in non-same store expenses, which was attributable to the acquisition activity in our portfolio since January 1, 2022, as described above. See "Same Store Portfolio Results of Operations" below for further details of the same store expenses.

*Real Estate-Related Depreciation and Amortization.* In aggregate, real estate-related depreciation and amortization expense increased by $28.1 million for the year ended December 31, 2023, as compared to the previous year, primarily due to the growth in our portfolio, as described above.

*Other Remaining Operating Expenses.* In aggregate, the remaining operating expenses had a $99.6 million impact on our net income (loss) for the year ended December 31, 2023, decreasing by $127.0 million, as compared the previous year, primarily due to:

- a decrease in the performance participation allocation of $140.5 million for the year ended December 31, 2023, as compared to the previous year, as the requisite performance hurdle was met in 2022 and the associated performance participation allocation expense was then recognized, while the performance hurdle was not met for the year ended December 31, 2023 and no performance participation allocation expense was recognized.

Partially offset by:

- a $6.5 million increase in the fixed component of the advisory fee for the year ended December 31, 2023, as compared to the previous year, driven by the $416.5 million of DST Interests sold (including $52.5 million of DST Interests financed by DST Program Loans); partially offset by the slowed net capital raise from our public offering for the year ended December 31, 2023.

*Other Income and Expenses.* In aggregate, other income and expenses increased by $57.0 million for the year ended December 31, 2023, as compared to the previous year, primarily due to:

- an increase in interest expense of $39.6 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to (i) a $62.5 million increase in line of credit, mortgage note and term loan interest (including the effects of interest rate swap and cap agreements) related to increased borrowings during 2023, the timing of certain borrowings in 2022, and increased interest rates on certain variable rate debt; (ii) a $25.6 million increase of master lease payments recorded as interest expense associated with our DST Program; partially offset by a $38.9 million decrease in the amortization of the value of our financing obligations for the year ended December 31, 2023;

- A $23.5 million decrease in the gain on derivative instruments for the year ended December 31, 2023, as compared to the previous year, due to the changes in market expectations of future interest rate changes.

**Same Store Portfolio Results of Operations**

Property net operating income ("NOI") is a supplemental non-GAAP measure of our property operating results. We define property NOI as rental revenues less operating expenses. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider property NOI to be an appropriate supplemental performance measure. We believe property NOI provides useful information to our investors regarding our results of operations because property NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, acquisition-related expenses, advisory fees, impairment charges, general and administrative expenses, interest expense, other income and expense and noncontrolling interests. However, property NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our property NOI may not be comparable to that of other real estate companies as they may use different methodologies for calculating property NOI, therefore our investors should consider net income (loss) as the primary indicator of our overall financial performance.

We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Unconsolidated properties are excluded from the same store portfolio because we account for our interest in our joint venture partnership using the equity method of accounting; therefore, our proportionate share of income and loss is recognized in income (loss) of our unconsolidated joint venture partnership on the consolidated statements of operations. "Other properties" includes buildings not meeting the same store criteria. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

The same store operating portfolio for the year ended December 31, 2023 as compared to the year ended December 31, 2022 presented below included 187 buildings totaling approximately 36.8 million square feet owned as of January 1, 2022, which represented 68.1% of total rentable square feet, 74.1% of total revenues, and 74.0% of net operating income for the year ended December 31, 2023.

The following table reconciles GAAP net income (loss) to same store property NOI for the years ended December 31, 2023 and 2022:

| (in thousands) | For the Year Ended December 31, 2023 | | 2022 | | Change | | % Change |
|---|---|---|---|---|---|---|---|
| Net loss attributable to common stockholders | $ | (204,674) | $ | (308,079) | $ | 103,405 | 33.6 % |
| Debt-related income | | (9,987) | | (420) | | (9,567) | NM |
| Real estate-related depreciation and amortization | | 294,111 | | 265,970 | | 28,141 | 10.6 % |
| General and administrative expenses | | 15,313 | | 13,265 | | 2,048 | 15.4 % |
| Advisory fees | | 74,092 | | 67,561 | | 6,531 | 9.7 % |
| Performance participation allocation | | — | | 140,505 | | (140,505) | (100.0)% |
| Acquisition costs and reimbursements | | 10,217 | | 5,322 | | 4,895 | 92.0 % |
| Equity in loss from unconsolidated joint venture partnership(s) | | 118 | | 97 | | 21 | 21.6 % |
| Interest expense | | 190,382 | | 150,824 | | 39,558 | 26.2 % |
| Gain on derivative instruments | | (5,124) | | (28,628) | | 23,504 | 82.1 % |
| Unrealized gain on financing obligations | | (179) | | — | | (179) | — % |
| Other income and expenses | | (10,191) | | (4,252) | | (5,939) | NM % |
| Net loss attributable to redeemable noncontrolling interests | | (5,587) | | (4,874) | | (713) | (14.6)% |
| Net income attributable to noncontrolling interests | | 38 | | 38 | | — | — % |
| Net operating income | $ | 348,529 | $ | 297,329 | $ | 51,200 | 17.2 % |
| Less: Non-same store property NOI | | 90,500 | | 51,312 | | 39,188 | 76.4 % |
| Same store property NOI | $ | 258,029 | $ | 246,017 | $ | 12,012 | 4.9 % |

NM = Not meaningful

The following table includes a breakout of our results for our same store portfolio for rental revenues, rental expenses and property NOI for the year ended December 31, 2023 as compared to the year ended December 31, 2022:

| (in thousands) | For the Year Ended December 31, 2023 | | 2022 | | Change | | % Change |
|---|---|---|---|---|---|---|---|
| **Rental revenues:** | | | | | | | |
| Same store operating properties | $ | 340,929 | $ | 324,148 | $ | 16,781 | 5.2 % |
| Other properties | | 119,179 | | 67,457 | | 51,722 | 76.7 % |
| Total rental revenues | | 460,108 | | 391,605 | | 68,503 | 17.5 % |
| **Rental expenses:** | | | | | | | |
| Same store operating properties | | (82,900) | | (78,131) | | (4,769) | (6.1)% |
| Other properties | | (28,679) | | (16,145) | | (12,534) | (77.6)% |
| Total rental expenses | | (111,579) | | (94,276) | | (17,303) | (18.4)% |
| **Net operating income:** | | | | | | | |
| Same store operating properties | | 258,029 | | 246,017 | | 12,012 | 4.9 % |
| Other properties | | 90,500 | | 51,312 | | 39,188 | 76.4 % |
| Total property net operating income | $ | 348,529 | $ | 297,329 | $ | 51,200 | 17.2 % |

*Rental Revenues.* Non-same store revenues increased by $51.7 million, or 76.7%, for the year ended December 31, 2023 as compared to the same period in 2022 as a result of the addition of 53 industrial buildings we have acquired since January 1, 2022, as well as six value-add properties that were acquired during 2021 and stabilized during 2022. Same store rental revenues increased by $16.8 million, or 5.2%, for the year ended December 31, 2023 as compared to the previous year, primarily due to increases in rental rates and an increase in recoverable expenses that resulted in increases to recovery revenue, partially offset by a decrease in average occupancy.

*Rental Expenses.* Non-same store rental expenses increased by $12.5 million, or 77.6%, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to the growth in our portfolio, as described above. Same store rental expenses increased by $4.8 million, or 6.1%, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to significant increases in property taxes for certain of our properties, increases in general maintenance costs across our portfolio, and increased insurance costs associated with a policy renewal, partially offset by a reduction in bad debt expense.

**Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021**

See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 20, 2023, which is incorporated herein by reference, for a comparison of our results of operations for the years ended December 31, 2022 and December 31, 2021.

*ADDITIONAL MEASURES OF PERFORMANCE*

**Funds From Operations ("FFO") and Adjusted Funds From Operations ("AFFO")**

We believe that FFO and AFFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as alternatives to net income (loss) or to cash flows from operating activities as indications of our performance and are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO, AFFO, and similar measures differently and choose to treat certain accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

*FFO.* As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

*AFFO.* AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) performance-based incentive fee (income) expense, (ii) unrealized (gain) loss from changes in fair value of financial instruments, (iii) increase (decrease) in financing obligation liability appreciation, and (iv) forfeited investment deposits.

Although some REITs may present certain performance measures differently, we believe FFO and AFFO generally facilitate a comparison to other REITs that have similar operating characteristics to us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate AFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculations and characterizations of AFFO.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO and AFFO:

| (in thousands, except per share data) | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| GAAP net loss | $ (210,223) | $ (312,915) | $ (75,827) |
| Weighted-average shares outstanding—diluted | 312,121 | 300,216 | 202,480 |
| GAAP net loss per common share—diluted | (0.67) | (1.04) | (0.37) |
| Adjustments to arrive at FFO: | | | |
| Real estate-related depreciation and amortization | 294,111 | 265,970 | 112,201 |
| Our share of adjustment above from unconsolidated joint venture partnerships | 98 | 371 | 8,094 |
| Our share of net gain on disposition of real estate properties of unconsolidated joint venture partnership | — | — | (7,666) |
| NAREIT FFO | $ 83,986 | $ (46,574) | $ 36,802 |
| NAREIT FFO per common share—diluted | $ 0.27 | $ (0.16) | $ 0.18 |
| Adjustments to arrive at AFFO: | | | |
| Performance-based incentive fee expense, net | — | 140,505 | 33,507 |
| Unrealized loss (gain) on financial instruments (1) | 13,498 | (25,175) | 177 |
| (Decrease) increase in financing obligation liability appreciation | (12,303) | 26,568 | — |
| Forfeited investment deposit | 7,689 | 245 | — |
| AFFO | $ 92,870 | $ 95,569 | $ 70,486 |

(1)  Unrealized (gain) loss on changes in fair value of financial instruments relates to mark-to-market changes on our derivatives not designated as cash flow hedges and financing obligations for which we have elected the fair value option.

## LIQUIDITY AND CAPITAL RESOURCES

### Liquidity

Our primary sources of capital for meeting our cash requirements are net proceeds from our securities offerings, including proceeds from the sale of shares offered through our distribution reinvestment plan, debt financings, and cash generated from operating activities. Our principal uses of funds are, and will be, for the acquisition of properties and other investments, capital expenditures, operating expenses, payments under our debt obligations, distributions to our stockholders, redemption payments and payments pursuant to the master lease agreements related to the properties in our DST Program. Over time, we intend to fund a majority of our cash needs for items other than asset acquisitions, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. Our primary material cash requirements for the next 12 months relate to our indebtedness, future minimum lease payments associated with our DST Program, redemptions, and the fixed component of the advisory fee. As of December 31, 2023, we had outstanding line of credit, term loan and mortgage note borrowings with varying maturities for an aggregate principal amount of $3.4 billion, with $38.0 million becoming payable within the next 12 months. As of December 31, 2023, we had $76.4 million of future minimum lease payments related to the properties in our DST Program due in the next 12 months. As of December 31, 2023, we had $64.8 million of projected development costs to be incurred within the next 12 months. We expect to be able to pay our interest expense and rent obligations over the next 12 months and beyond through operating cash flows and/or borrowings. Additionally, given the increase in market volatility, increased interest rates, high inflation and the potential recessionary environment, we may experience a decreased pace of net proceeds raised from our securities offerings, reducing our ability to purchase assets, which may similarly delay the returns generated from our investments and affect NAV. There may be a delay between the deployment of proceeds raised from our securities offerings and our purchase of assets, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments.

During 2023, we raised $283.2 million of gross equity capital from our public offering and redemptions of common stock amounted to $652.8 million. As of December 31, 2023, we had cash and cash equivalents of $14.3 million and leverage of 39.3%, calculated as our total borrowings outstanding, including secured financings on investments in real estate-related securities, less cash and cash equivalents, divided by the fair value of our real property plus our investment in our unconsolidated joint venture partnership and investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures. See "—Capital Resources and Uses of Liquidity—Offering Proceeds" for further information concerning capital raised in 2023. As of December 31, 2023, we owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet, with a diverse roster of 429 customers, large and small, spanning a multitude of industries and sectors across 29 markets, with a strategic weighting towards top tier markets where we have historically seen the lowest volatility combined with positive returns over time. Our portfolio was 93.5% occupied (93.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years.

The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will continue to evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt and other investments, we may decide to temporarily invest any unused proceeds from our securities offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. During these times of economic uncertainty, we have seen and could once again see a slowdown in transaction volume, which would adversely impact our ability to acquire real estate assets, which would cause us to retain more lower yielding investments and hold them for longer periods of time while we seek to acquire additional real estate assets. These lower returns may affect our NAV and our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.

We believe that our cash on-hand, anticipated net offering proceeds, and anticipated financing activities will be sufficient to meet our liquidity needs for the foreseeable future over the next 12 months and beyond.

*Cash Flows.* The following table summarizes our cash flows, as determined on a GAAP basis, for the following periods:

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| (in thousands) | 2023 | 2022 | Change |
| **Total cash provided by (used in):** | | | |
| Operating activities | $ 2,000 | $ 101,573 | $ (99,573) |
| Investing activities | (452,513) | (2,076,784) | 1,624,271 |
| Financing activities | 385,432 | 1,837,499 | (1,452,067) |
| Net (decrease) increase in cash, cash equivalents and restricted cash | $ (65,081) | $ (137,712) | $ 72,631 |

### 2023 Cash Flows Compared to 2022 Cash Flows

Cash provided by operating activities during the year ended December 31, 2023 decreased by approximately $99.6 million as compared to the same period in 2022, primarily as a result of (i) the partial cash settlement of the 2022 performance participation allocation owed in the amount of $77.8 million in January 2023, while the 2021 performance participation allocation was settled entirely through the issuance of OP Units in January 2022; (ii) a $62.5 million increase in interest expense related to our consolidated indebtedness as a result of increased borrowings and the effect of increased interest rates on certain variable rate debt.

Cash used in investing activities during the year ended December 31, 2023 decreased by approximately $1.6 billion as compared to the same period in 2022, primarily due to (i) a net decrease in acquisition activity of $1.7 billion, which was primarily driven by the closing of the BTC II Partnership Transaction and the acquisition of 49 industrial properties during the year ended December 31, 2022, as compared to the acquisition of four industrial properties during the year ended December 31, 2023; (ii) a decrease in the contributions made to our joint venture partnerships of $8.1 million, partially offset by (i) a net $128.8 million of investments in debt-related investments during the year ended December 31, 2023; (ii) a net increase in capital expenditure activity of $21.6 million related to increased development activity during the year ended December 31, 2023.

Cash provided by financing activities during the year ended December 31, 2023 decreased by approximately $1.5 billion as compared to the same period in 2022, primarily driven by (i) the $745.1 million decrease in capital raised through our public offering, net of offering costs paid; (ii) the $439.3 million increase in redemptions of our common stock; and (iii) a decrease in net proceeds from financing obligations associated with the DST Program of $315.5 million; partially offset by (i) $42.3 million of borrowings under the Morgan Stanley MRA (net of repayments), which closed during 2023; (ii) a $37.9 million decrease in redemptions of our Class I OP Units; and (iii) an increase in net borrowings of $9.4 million.

*2022 Cash Flows Compared to 2021 Cash Flows*

See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 20, 2023, which is incorporated herein by reference, for a comparison of our cash flows for the years ended December 31, 2022 and December 31, 2021.

## Capital Resources and Uses of Liquidity

In addition to our cash and cash equivalents balance available, our capital resources and uses of liquidity are as follows:

*Line of Credit and Term Loans.* As of December 31, 2023, we had an aggregate $2.2 billion of commitments under our credit agreements, including $1.0 billion under our line of credit and $1.2 billion under our two term loans. As of that date, we had $570.0 million outstanding under our line of credit with an effective interest rate of 6.20%, which includes the effect of two interest rate cap agreements on $100.0 million of these borrowings. Additionally, as of December 31, 2023, we had $1.2 billion outstanding under our term loans with an effective interest rate of 3.39%, which includes the effect of the interest rate swap agreements and interest rate cap agreements. The unused and available portions under our line of credit were both $430.0 million as of December 31, 2023. Our $1.0 billion line of credit matures in March 2025 and may be extended pursuant to two one-year extension options, subject to continuing compliance with certain financial covenants and other customary conditions. Our $550.0 million term loan matures in March 2027 and our $600.0 million term loan matures in May 2026. Our line of credit and term loan borrowings are available for general corporate purposes including, but not limited to, the acquisition and operation of permitted investments by us. Refer to "Note 6 to the Consolidated Financial Statements" for additional information regarding our line of credit and term loans.

*Mortgage Notes.* As of December 31, 2023, we had property-level borrowings of approximately $1.7 billion of principal outstanding with a weighted-average remaining term of 2.6 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.96%. Refer to "Note 6 to the Consolidated Financial Statements" for additional information regarding the mortgage notes.

*Debt Covenants.* Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the agreements governing our line of credit and term loans contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all of our debt covenants as of December 31, 2023.

*Leverage.* We use financial leverage to provide additional funds to support our investment activities. We may finance a portion of the purchase price of any real estate asset that we acquired with borrowings on short or long-term basis from banks, institutional investors and other lenders. We calculate our leverage for reporting purposes as the outstanding principal balance of our borrowings less cash and cash equivalents divided by the fair value of our real property plus our investment in our unconsolidated joint venture partnership and investments in real estate debt and securities, as determined in accordance with our valuation procedures. We had leverage of 39.3% as of December 31, 2023. Our management expects that as we deploy capital going forward, our leverage will near approximately 50%. Due to the recent increase in interest rates and increased market volatility, the cost of financing or refinancing our purchase of assets may affect returns generated by our investments. Additionally, these factors may cause our borrowing capacity to be reduced, which could similarly delay or reduce benefits to our stockholders.

*Future Minimum Lease Payments Related to the DST Program.* As of December 31, 2023, we had $1.4 billion of future minimum lease payments related to the DST Program. The underlying interests of each property that is sold to investors pursuant to the DST Program are leased back by an indirect wholly-owned subsidiary of the Operating Partnership on a long-term basis of up to 29 years.

*Offering Proceeds.* For the year ended December 31, 2023, aggregate gross proceeds raised from our public offering, including proceeds raised through our distribution reinvestment plan, were $283.2 million ($274.7 million net of direct selling costs).

*Distributions.* We intend to continue to accrue and make distributions on a regular basis. For the year ended December 31, 2023, approximately 1.1% of our total gross distributions were paid from cash flows from operating activities, as determined on a GAAP basis, and 98.9% of our total gross distributions were funded from sources other than cash flows from operating activities, as determined on a GAAP basis; specifically, 48.0% were funded with proceeds from shares issued pursuant to our distribution reinvestment plan and 50.9%

were funded with proceeds from financing activities. Some or all of our future distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), proceeds from the issuance of shares pursuant to our distribution reinvestment plan, proceeds from sales of assets, the net proceeds from shares sold in our securities offerings and from our sale of DST Interests. We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

For the first quarter of 2024, our board of directors authorized monthly distributions to all common stockholders of record as of the close of business on the last business day of each month for the first quarter of 2024, or January 31, 2024, February 29, 2024 and March 29, 2024 (each a "Distribution Record Date"). The distributions were authorized at a quarterly rate of (i) $0.15 per Class I share of common stock and (ii) $0.15 per Class T share and per Class D share of common stock, less the respective annual distribution fees that are payable monthly with respect to such Class T shares and Class D shares. This quarterly rate is equal to a monthly rate of (i) $0.05 per Class I share of common stock and (ii) $0.05 per Class T share and per Class D share of common stock, less the respective annual distribution fees that are payable with respect to such Class T shares and Class D shares. Distributions for each month of the first quarter of 2024 have been or will be paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan following the close of business on the respective Distribution Record Date applicable to such monthly distributions.

There can be no assurances that the current distribution rate or amount per share will be maintained. In the near-term, we expect that we may need to continue to rely on sources other than cash flows from operations, as determined on a GAAP basis, to pay distributions, which if insufficient could negatively impact our ability to pay such distributions. In certain years and certain individual quarters, total distributions were not fully funded by cash flows from operations. In such cases, the shortfalls were funded from proceeds from our distribution reinvestment plan ("DRIP") or borrowings.

The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through DRIP) for the years ended as of the dates indicated below:

| ($ in thousands) | For the Year Ended December 31, 2023 | | For the Year Ended December 31, 2022 | |
| | Amount | Percentage | Amount | Percentage |
| --- | --- | --- | --- | --- |
| **Distributions** | | | | |
| Paid in cash (1)(2) | $ 92,790 | 52.0 % | $ 85,950 | 52.6 % |
| Reinvested in shares | 85,756 | 48.0 | 77,575 | 47.4 |
| Total | $ 178,546 | 100.0 % | $ 163,525 | 100.0 % |
| **Sources of Distributions** | | | | |
| Cash flows from operating activities (2) | $ 2,000 | 1.1 % | $ 85,950 | 52.6 % |
| Borrowings | 90,790 | 50.9 | — | — |
| DRIP (3) | 85,756 | 48.0 | 77,575 | 47.4 |
| Total | $ 178,546 | 100.0 % | $ 163,525 | 100.0 % |

(1) Includes distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings. See "Note 12 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for further detail regarding the ongoing distribution fees.
(2) Includes distributions paid to holders of OP Units for redeemable noncontrolling interests.
(3) Stockholders may elect to have their distributions reinvested in shares of our common stock through our distribution reinvestment plan.

For the years ended December 31, 2023 and 2022, our NAREIT FFO was $84.0 million and $(46.6) million, respectively, compared to total gross distributions of $178.5 million and $163.5 million, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to "Additional Measures of Performance" above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income (loss) to FFO.

Refer to "Note 9 to the Consolidated Financial Statements" for further detail on our distributions.

***Redemptions.*** Below is a summary of redemptions pursuant to our share redemption program for the years ended December 31, 2023, 2022 and 2021. All eligible redemption requests were fulfilled for the periods presented. Eligible redemption requests are requests submitted in good order by the request submission deadline set forth in the share redemption program. Our board of directors may modify or suspend our current share redemption program if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities—Share Redemption Program" for detail regarding our share redemption program.

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| (in thousands, except per share data) | 2023 | 2022 | 2021 |
| Number of shares redeemed | 45,044 | 14,109 | 2,350 |
| Aggregate dollar amount of shares redeemed | $ 652,754 | $ 213,444 | $ 25,109 |
| Average redemption price per share | $ 14.49 | $ 15.13 | $ 10.68 |

For purposes of the share redemption program, redemption requests received in a month are included on the last day of such month because that is the last day the stockholders have rights in the Company. We record these redemptions in our financial statements as having occurred on the first day of the next month following receipt of the redemption request because shares redeemed in a given month are considered outstanding through the last day of the month.

## SUBSEQUENT EVENTS

See "Note 17 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for information regarding subsequent events.

## INFLATION

Increases in the costs of owning and operating our properties due to inflation could impact our results of operations and financial condition to the extent such increases are not reimbursed or paid by our customers. Our leases may require our customers to pay certain taxes and operating expenses, either in part or in whole, or may provide for separate real estate tax and operating expense reimbursement escalations over a base amount. In addition, our leases provide for fixed base rent increases or indexed increases. As a result, most inflationary increases in costs may be at least partially offset by the contractual rent increases and operating expense reimbursement provisions or escalations.

In the United States inflation rates continue to be high, and inflation's impact on the U.S. economy and the impact of any additional measures that may be taken by government officials to curb inflation remain uncertain. Periods of excessive or prolonged inflation may negatively impact our customers' businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our results of operations, financial condition, NAV and cash flows.

## CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective, or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions and can have a material impact on the consolidated financial statements.

### Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. Fair value determinations are based on estimated cash flow projections that utilize discount and/or capitalization rates, as well as certain available market information. The fair value of land, building and improvements considers the value of the property as if it were vacant. The fair value of intangible lease assets is based on our evaluation of the specific characteristics of each lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, current market conditions and market rates, the customer's credit quality and costs to execute similar leases. The fair value of above- and below-market leases is calculated as the present value of the difference between the contractual amounts to be paid pursuant to each in-place lease and our estimate of fair market lease rates for each corresponding in-place lease, using a discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. In estimating carrying costs, we include estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider tenant improvements, leasing commissions and legal and other related expenses.

## Impairment of Real Estate Properties

We review our investment in real estate properties individually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded for the difference between estimated fair value of the real estate property and the carrying amount when the estimated future cash flows and the estimated liquidation value of the real estate property are less than the real estate property carrying amount. Our estimates of future cash flows and liquidation values require us to make assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for customers, changes in market rental rates, costs to operate each property, and expected ownership periods that can be difficult to predict.

## ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk

We have been and may continue to be exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis and also utilize interest rate swap and cap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of December 31, 2023, our consolidated debt outstanding consisted of borrowings under our line of credit, term loans and mortgage notes. In addition, we plan to purchase or originate variable rate debt investments, which can offset interest rate risk associated with our variable rate consolidated debt.

*Fixed Interest Rate Debt.* As of December 31, 2023, our fixed interest rate debt consisted of $250.0 million under our $550.0 million term loan and $525.0 million of borrowings under our $600.0 million term loan, which were effectively fixed through the use of interest swap agreements, and $996.7 million of principal borrowings under five of our mortgage notes. In total, our fixed rate debt represented approximately 51.5% of our total consolidated debt as of December 31, 2023. The impact of interest rate fluctuations on our consolidated fixed interest rate debt will generally not affect our future earnings or cash flows unless such borrowings mature, are otherwise terminated or payments are made on the principal balance. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of December 31, 2023, the fair value and the carrying value of our consolidated fixed interest rate debt, excluding the values of hedges, were $1.70 billion and $1.77 billion, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on December 31, 2023. Given we generally expect to hold our fixed interest rate debt to maturity or until such debt instruments otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that any resulting change in fair value of our fixed interest rate debt due to market fluctuations in interest rates would have a significant impact on our operating cash flows.

*Variable Interest Rate Debt.* As of December 31, 2023, our consolidated variable interest rate debt consisted of $570.0 million under our line of credit, $375.0 million under our term loans and $725.6 million under three of our mortgage notes, which represented 48.5% of our total consolidated debt. Interest rate changes on the variable portion of our consolidated variable-rate debt could impact our future earnings and cash flows but would not significantly affect the fair value of such debt. As of December 31, 2023, we were exposed to market risks related to fluctuations in interest rates on $1.67 billion of consolidated borrowings; however, $1.16 billion of these borrowings are capped through the use of the 10 interest rate cap agreements effective as of December 31, 2023. A hypothetical 25 basis points increase in the all-in interest rate on the outstanding balance of our consolidated variable interest rate debt as of December 31, 2023, would increase our annual interest expense by approximately $1.4 million, including the effects of our interest rate cap agreements.

*Derivative Instruments.* As of December 31, 2023, we had 23 outstanding and 21 effective derivative instruments with a total notional amount of $2.4 billion outstanding, including $2.3 billion of effective derivative instruments. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See "Note 6 to the Consolidated Financial Statements" in Item 8, "Financial Statements and Supplementary Data" for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.

*Variable Interest Rate Debt Investments.* In the case of a significant increase in interest rates, additional debt service payments due from our borrowers may strain the operating cash flows of the real estate assets underlying our mortgages and, potentially, contribute to non-performance or, in severe cases, default, which may be mitigated by borrower purchased interest rate caps.

**ITEM 8.       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and Board of Directors
Ares Industrial Real Estate Income Trust Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Ares Industrial Real Estate Income Trust Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Evaluation of the estimated fair value of certain acquired tangible assets*

As described in Notes 2 and 3 to the consolidated financial statements, the Company acquired land of $15.8 million and building and improvements of $113.1 million during 2023 that were accounted for as asset acquisitions. Upon an asset acquisition, the purchase price is allocated to land, building and improvements, and intangible lease assets and liabilities based on their relative fair value.

We identified the evaluation of the estimated fair value of certain acquired tangible assets in asset acquisitions as a critical audit matter. The tangible assets included land and building and improvements. Specifically, subjective auditor judgment was required to evaluate the assumptions used in the Company's determination of the estimated fair values of these assets, which included comparable land sales and the estimated replacement cost of building and improvements.

The following are the primary procedures we performed to address this critical audit matter. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's estimated fair value of certain acquired tangible assets by independently developing ranges of comparable land sales and estimated replacement costs of building and improvements and comparing those ranges to the amounts determined by management.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
March 8, 2024

# ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
## CONSOLIDATED BALANCE SHEETS

| | As of | |
|---|---|---|
| (in thousands, except per share data) | December 31, 2023 | December 31, 2022 |
| **ASSETS** | | |
| Net investment in real estate properties | $ 6,753,978 | $ 6,733,878 |
| Investment in unconsolidated joint venture partnership | 20,511 | 19,668 |
| Investments in real estate debt and securities, at fair value | 184,755 | 60,033 |
| Cash and cash equivalents | 14,322 | 79,524 |
| Restricted cash | 620 | 499 |
| Derivative instruments | 83,531 | 99,333 |
| DST Program Loans (includes $2,439 and $0 at fair value as of December 31, 2023 and December 31, 2022, respectively) | 202,715 | 152,402 |
| Other assets | 69,072 | 78,138 |
| Total assets | $ 7,329,504 | $ 7,223,475 |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued liabilities | $ 101,013 | $ 125,930 |
| Debt, net | 3,421,181 | 2,827,613 |
| Secured financings on investments in real estate debt securities | 42,298 | — |
| Intangible lease liabilities, net | 75,141 | 97,399 |
| Financing obligations, net (includes $87,145 and $0 at fair value as of December 31, 2023 and December 31, 2022, respectively) | 1,658,634 | 1,262,666 |
| Distribution fees payable to affiliates | 64,517 | 92,145 |
| Other liabilities | 57,176 | 194,822 |
| Total liabilities | 5,419,960 | 4,600,575 |
| Commitments and contingencies (Note 16) | | |
| Redeemable noncontrolling interests | 114,310 | 69,553 |
| **Equity** | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value - 200,000 shares authorized, none issued and outstanding | — | — |
| Class T common stock, $0.01 par value per share - 1,200,000 shares authorized, 162,838 and 227,265 shares issued and outstanding, respectively | 1,628 | 2,272 |
| Class D common stock, $0.01 par value per share - 75,000 shares authorized, 20,410 and 20,577 shares issued and outstanding, respectively | 204 | 206 |
| Class I common stock, $0.01 par value per share - 225,000 shares authorized, 105,358 and 66,702 shares issued and outstanding, respectively | 1,054 | 667 |
| Additional paid-in capital | 2,850,329 | 3,219,132 |
| Accumulated deficit and distributions | (1,094,009) | (739,497) |
| Accumulated other comprehensive income | 35,716 | 70,255 |
| Total stockholders' equity | 1,794,922 | 2,553,035 |
| Noncontrolling interests | 312 | 312 |
| Total equity | 1,795,234 | 2,553,347 |
| **Total liabilities and equity** | $ 7,329,504 | $ 7,223,475 |

See accompanying Notes to Consolidated Financial Statements.

**ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**

| (in thousands, except per share data) | | For the Year Ended December 31, 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | |
| Rental revenues | $ | 460,108 | $ | 391,605 | $ | 177,069 |
| Debt-related income | | 9,987 | | 420 | | — |
| Total revenues | | 470,095 | | 392,025 | | 177,069 |
| **Operating expenses:** | | | | | | |
| Rental expenses | | 111,579 | | 94,276 | | 42,719 |
| Real estate-related depreciation and amortization | | 294,111 | | 265,970 | | 112,201 |
| General and administrative expenses | | 15,313 | | 13,265 | | 8,886 |
| Advisory fees | | 74,092 | | 67,561 | | 28,558 |
| Performance participation allocation | | — | | 140,505 | | 81,185 |
| Acquisition costs and reimbursements | | 10,217 | | 5,322 | | 3,735 |
| Total operating expenses | | 505,312 | | 586,899 | | 277,284 |
| **Other (income) expenses:** | | | | | | |
| Equity in loss (income) from unconsolidated joint venture partnership(s) | | 118 | | 97 | | (54,296) |
| Interest expense | | 190,382 | | 150,824 | | 30,463 |
| Unrealized gain on financing obligations | | (179) | | — | | — |
| (Gain) loss on derivative instruments | | (5,124) | | (28,628) | | 177 |
| Other income and expenses | | (10,191) | | (4,252) | | (732) |
| Total other (income) expenses | | 175,006 | | 118,041 | | (24,388) |
| **Net loss** | | (210,223) | | (312,915) | | (75,827) |
| Net loss attributable to redeemable noncontrolling interests | | 5,587 | | 4,874 | | 498 |
| Net income attributable to noncontrolling interests | | (38) | | (38) | | (20) |
| **Net loss attributable to common stockholders** | $ | (204,674) | $ | (308,079) | $ | (75,349) |
| Weighted-average shares outstanding—basic | | 303,660 | | 295,683 | | 201,169 |
| Weighted-average shares outstanding—diluted | | 312,121 | | 300,216 | | 202,480 |
| Net loss attributable to common stockholders per common share—basic and diluted | $ | (0.67) | $ | (1.04) | $ | (0.37) |

See accompanying Notes to Consolidated Financial Statements.

**ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**

| | | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2023 | | 2022 | | 2021 |
| Net loss | $ | (210,223) | $ | (312,915) | $ | (75,827) |
| Change from cash flow hedging activities | | (35,625) | | 68,341 | | 12,462 |
| Change from activities related to available-for-sale securities | | 120 | | 326 | | — |
| Comprehensive loss | $ | (245,728) | $ | (244,248) | $ | (63,365) |
| Comprehensive loss attributable to redeemable noncontrolling interests | | 6,552 | | 3,831 | | 417 |
| Comprehensive loss attributable to common stockholders | $ | (239,176) | $ | (240,417) | $ | (62,948) |

See accompanying Notes to Consolidated Financial Statements.

# ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
## CONSOLIDATED STATEMENTS OF EQUITY

| | Stockholders' Equity | | | | | | |
| | Common Stock | | Additional | Accumulated | Accumulated Other Comprehensive | Noncontrolling | |
| (in thousands) | Shares | Amount | Paid-In Capital | Deficit | Income (Loss) | Interests | Total Equity |
|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2020** | 141,471 | $ 1,415 | $ 1,329,799 | $ (128,775) | $ (9,750) | $ 126 | $ 1,192,815 |
| Net (loss) income (excludes $498 attributable to redeemable noncontrolling interest) | — | — | — | (75,349) | — | 20 | (75,329) |
| Change from cash flow hedging activities (excludes $81 attributable to redeemable noncontrolling interest) | — | — | — | — | 12,381 | — | 12,381 |
| Issuance of common stock | 118,048 | 1,180 | 1,251,931 | — | — | — | 1,253,111 |
| Share-based compensation | — | — | 1,618 | — | — | — | 1,618 |
| Upfront offering costs, including selling commissions, dealer manager fees, and offering costs | — | — | (22,537) | — | — | — | (22,537) |
| Trailing distribution fees | — | — | (56,480) | 16,022 | — | — | (40,458) |
| Redemptions of common stock | (2,350) | (24) | (25,085) | — | — | — | (25,109) |
| Preferred interest in Subsidiary REITs | — | — | — | — | — | 186 | 186 |
| Distributions to stockholders (excludes $715 attributable to redeemable noncontrolling interest) | — | — | — | (109,468) | — | (20) | (109,488) |
| Redemption value allocation adjustment to redeemable noncontrolling interest | — | — | (3,531) | — | — | — | (3,531) |
| **Balance as of December 31, 2021** | 257,169 | $ 2,571 | $ 2,475,715 | $ (297,570) | $ 2,631 | $ 312 | $ 2,183,659 |
| Net (loss) income (excludes $4,874 attributable to redeemable noncontrolling interest) | — | — | — | (308,079) | — | 38 | (308,041) |
| Change from cash flow hedging activities and available-for-sale securities (excludes $1,043 attributable to redeemable noncontrolling interest) | — | — | — | — | 67,624 | — | 67,624 |
| Issuance of common stock | 71,518 | 715 | 1,036,312 | — | — | — | 1,037,027 |
| Share-based compensation, net of cancellations | (34) | — | 1,676 | — | — | — | 1,676 |
| Upfront offering costs, including selling commissions, dealer manager fees, and offering costs | — | — | (27,447) | — | — | — | (27,447) |
| Trailing distribution fees | — | — | (33,901) | 27,175 | — | — | (6,726) |
| Redemptions of common stock | (14,109) | (141) | (213,303) | — | — | — | (213,444) |
| Distributions to stockholders (excludes $2,493 attributable to redeemable noncontrolling interest) | — | — | — | (161,023) | — | (38) | (161,061) |
| Redemption value allocation adjustment to redeemable noncontrolling interest | — | — | (19,920) | — | — | — | (19,920) |
| **Balance as of December 31, 2022** | 314,544 | $ 3,145 | $ 3,219,132 | $ (739,497) | $ 70,255 | $ 312 | $ 2,553,347 |
| Net (loss) income (excludes $5,587 attributable to redeemable noncontrolling interest) | — | — | — | (204,674) | — | 38 | (204,636) |
| Change from cash flow hedging activities and available-for-sale securities (excludes $966 attributable to redeemable noncontrolling interest) | — | — | — | — | (34,539) | — | (34,539) |
| Issuance of common stock | 19,155 | 191 | 283,044 | — | — | — | 283,235 |
| Share-based compensation, net of cancellations | (49) | — | 2,657 | — | — | — | 2,657 |
| Upfront offering costs, including selling commissions, dealer manager fees, and offering costs | — | — | (8,498) | — | — | — | (8,498) |
| Trailing distribution fees | — | — | 3,770 | 23,858 | — | — | 27,628 |
| Redemptions of common stock | (45,044) | (450) | (652,304) | — | — | — | (652,754) |
| Distributions to stockholders (excludes $4,850 attributable to redeemable noncontrolling interest) | — | — | — | (173,696) | — | (38) | (173,734) |
| Redemption value allocation adjustment to redeemable noncontrolling interest | — | — | 2,528 | — | — | — | 2,528 |
| **Balance as of December 31, 2023** | 288,606 | $ 2,886 | $ 2,850,329 | $ (1,094,009) | $ 35,716 | $ 312 | $ 1,795,234 |

See accompanying Notes to Consolidated Financial Statements.

# ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in thousands) | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Operating activities:** | | | |
| Net loss | $ (210,223) | $ (312,915) | $ (75,827) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | | |
| Real estate-related depreciation and amortization | 294,111 | 265,970 | 112,201 |
| Amortization of deferred financing costs | 10,900 | 7,863 | 2,354 |
| (Decrease) increase in financing obligation liability appreciation | (12,303) | 26,568 | — |
| Equity in loss (income) from unconsolidated joint venture partnership(s) | 118 | 97 | (54,296) |
| Loss (gain) on changes in fair value of interest rate caps | 13,677 | (25,175) | 177 |
| Amortization of interest rate cap premiums | 2,680 | — | — |
| Unrealized gain on financing obligations | (179) | — | — |
| Performance participation allocation | — | 140,505 | 81,185 |
| Straight-line rent and amortization of above- and below-market leases | (36,403) | (34,448) | (14,719) |
| Forfeited investment deposit | 7,689 | 245 | — |
| Other | 1,387 | 2,205 | 1,408 |
| Changes in operating assets and liabilities | | | |
| Other assets | (3,104) | 1,053 | (6,633) |
| Accounts payable and accrued liabilities and other liabilities | 12,973 | 27,018 | 10,579 |
| Due from / to affiliates, net | (1,485) | 2,587 | 6,157 |
| Cash settlement of accrued performance participation allocation | (77,838) | — | — |
| **Net cash provided by operating activities** | 2,000 | 101,573 | 62,586 |
| **Investing activities:** | | | |
| Real estate acquisitions | (109,505) | (1,549,477) | (2,621,687) |
| Incremental investment to acquire joint venture partnership portfolio | — | (259,526) | (584,809) |
| Capital expenditures | (220,790) | (199,238) | (30,408) |
| Investments in debt-related investments | (128,797) | — | — |
| Investment in unconsolidated joint venture partnership(s) | (961) | (9,022) | (7,505) |
| Distributions from joint venture partnership | — | — | 5,200 |
| Purchases of available-for-sale debt securities | — | (59,650) | — |
| Collection of principal on available-for-sale debt securities | 5,094 | — | — |
| Other | 2,446 | 129 | — |
| **Net cash used in investing activities** | (452,513) | (2,076,784) | (3,239,209) |
| **Financing activities:** | | | |
| Net proceeds from (repayments of) line of credit | 480,000 | 90,000 | — |
| Proceeds from term loan | — | 135,000 | 600,000 |
| Net proceeds from (repayments of) secured funding agreement | 42,298 | — | — |
| Proceeds from mortgage note | 107,527 | 367,830 | 1,078,390 |
| Debt issuance costs paid | (3,279) | (18,000) | (13,776) |
| Interest rate cap premiums | (36,180) | (2,963) | (200) |
| Proceeds from issuance of common stock, net | 193,563 | 937,777 | 1,185,844 |
| Proceeds from financing obligations, net | 356,571 | 672,045 | 415,192 |
| Offering costs paid in connection with issuance of common stock and private placements | (6,335) | (5,464) | (26,205) |
| Distributions paid to common stockholders, redeemable noncontrolling interest holders and preferred shareholders | (68,232) | (57,872) | (37,312) |
| Distribution fees paid to affiliates | (24,768) | (26,495) | (15,365) |
| Redemptions of common stock | (652,754) | (213,444) | (25,109) |
| Redemptions of redeemable noncontrolling interests | (2,979) | (40,915) | — |
| **Net cash provided by financing activities** | 385,432 | 1,837,499 | 3,161,459 |
| Net decrease in cash, cash equivalents and restricted cash | (65,081) | (137,712) | (15,164) |
| Cash, cash equivalents and restricted cash, at beginning of period | 80,023 | 217,735 | 232,899 |
| **Cash, cash equivalents and restricted cash, at end of period** | $ 14,942 | $ 80,023 | $ 217,735 |

See accompanying Notes to Consolidated Financial Statements.

# ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. DESCRIPTION OF BUSINESS

Ares Industrial Real Estate Income Trust Inc. is a Maryland corporation formed on August 12, 2014. Unless the context otherwise requires, the "Company", "we", "our", "us" and "AIREIT" refers to Ares Industrial Real Estate Income Trust Inc. and our consolidated subsidiaries, which includes AIREIT Operating Partnership LP (the "Operating Partnership"). We are externally managed by our advisor. On July 1, 2021, Ares Management Corporation ("Ares") closed on the acquisition of the U.S. real estate investment advisory and distribution business of Black Creek Group, including our former advisor, BCI IV Advisors LLC (the "Former Advisor"). As a result of this transaction, Ares Commercial Real Estate Management LLC became our new advisor (the "New Advisor"). Ares did not acquire our former sponsor, BCI IV Advisors Group LLC (the "Former Sponsor"), and we now consider the Ares real estate ("AREG") to be our Sponsor. See "Note 12" for additional information regarding this transaction. References to the "Advisor" throughout this report mean BCI IV Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter. References to the "Sponsor" throughout this report mean BCI IV Advisors Group LLC for periods prior to July 1, 2021 and Ares real estate for periods thereafter.

AIREIT was formed to make equity and debt investments in income-producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers throughout the U.S. Creditworthiness does not necessarily mean investment grade and the majority of our customers do not have a public credit rating. Although we intend to focus investment activities primarily on distribution warehouses and other industrial properties, our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. As of December 31, 2023, we owned and managed a real estate portfolio that included 256 industrial buildings. AIREIT operates as one reportable segment comprised of industrial real estate.

We currently operate and have been elected to be treated as a real estate investment trust ("REIT") for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2017, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") organizational structure to hold all or substantially all of its properties and securities through the Operating Partnership, of which we are the sole general partner and a limited partner.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Global macroeconomic conditions, including heightened inflation, changes to fiscal and monetary policy, higher interest rates and challenges in the supply chain, coupled with the conflicts in Ukraine and in the Middle East, have the potential to negatively impact us. These current macroeconomic conditions may continue or aggravate and could cause the United States to experience an economic slowdown or recession. We anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP.

### Basis of Consolidation

The consolidated financial statements include the accounts of AIREIT, the Operating Partnership, and its wholly-owned subsidiaries, as well as amounts related to noncontrolling interests and redeemable noncontrolling interests. See "Noncontrolling Interests" and "Redeemable Noncontrolling Interests" below for further detail concerning the accounting policies regarding noncontrolling interests and redeemable noncontrolling interests. All material intercompany accounts and transactions have been eliminated.

We consolidate all entities in which we have a controlling financial interest through majority ownership or voting rights and variable interest entities for which we are the primary beneficiary. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider whether the entity is a variable interest entity

("VIE") and whether we are the primary beneficiary. We are the primary beneficiary of a VIE when we have (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities ("VOEs") and are evaluated for consolidation under the voting interest model. VOEs are consolidated when we control the entity through a majority voting interest or other means. When the requirements for consolidation are not met and we have significant influence over the operations of the entity, the investment is accounted for under the equity method of accounting. Equity method investments are initially recorded at cost and subsequently adjusted for our pro-rata share of net income, contributions and distributions.

The Operating Partnership meets the criteria of a VIE as the Operating Partnership's limited partners do not have the right to remove the general partner and do not have substantive participating rights in the operations of the Operating Partnership. Pursuant to the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement"), we are the primary beneficiary of the Operating Partnership as we have the obligation to absorb losses and receive benefits, and the power to control substantially all of the activities which most significantly impact the economic performance of the Operating Partnership. As such, the Operating Partnership continues to be consolidated within our consolidated financial statements.

## Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they are determined to be necessary.

## Investment in Real Estate Properties

We first determine whether an acquisition constitutes a business or asset acquisition. Upon determination of an asset acquisition, the purchase price of a property is allocated to land, building and improvements, and intangible lease assets and liabilities. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the purchase price to intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from in-place leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases. Intangible lease assets, above-market lease assets, and below-market lease liabilities are collectively referred to as "intangible lease assets and liabilities."

If any debt is assumed in an acquisition, the difference between the fair value and the face value of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed. No debt was assumed in connection with our 2023, 2022 or 2021 acquisitions. Transaction costs associated with the acquisition of a property are capitalized as incurred in an asset acquisition and are allocated to land, building, and intangible lease assets on a relative fair value basis. Properties that are probable to be sold are to be designated as "held for sale" on the consolidated balance sheets when certain criteria are met. We had two properties accounted for as held for sale as of December 31, 2023 that did not meet the materiality criteria for held for sale presentation on our consolidated balance sheets. See "Note 17" for additional information related to the disposition of these properties.

The results of operations for acquired properties are included in the consolidated statements of operations from their respective acquisition dates. Intangible lease assets are amortized to real estate-related depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as "real estate assets," are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of our real estate assets are capitalized as incurred. These costs include capitalized interest and development fees. Other than the transaction costs associated with the acquisition of a property described above, we do not capitalize any other costs, such as taxes, salaries or other general and administrative expenses. See "Capitalized Interest" below for additional detail. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

| Land | Not depreciated |
|---|---|
| Building and improvements | 5 to 40 years |
| Tenant improvements | Lesser of useful life or lease term |
| Lease commissions | Over lease term |
| Intangible lease assets | Over lease term |
| Above-market lease assets | Over lease term |
| Below-market lease liabilities | Over lease term, including below-market fixed-rate renewal options |

Certain of our investments in real estate are subject to ground leases, for which a lease liability and corresponding right of use asset are recognized. We calculate the amount of the lease liability and right of use asset by taking the present value of the remaining lease payments and adjusting the right of use asset for any existing straight-line ground rent liability and acquired ground lease intangibles. An estimated incremental borrowing rate of a loan with a similar term as the ground lease is used as the discount rate. The lease liability is included as a component of other liabilities, and the related right of use asset is recorded as a component of net investments in real estate properties on our consolidated balance sheets. The amortization of the below-market ground lease is recorded as an adjustment to real estate-related depreciation and amortization on our consolidated statements of operations.

Real estate assets that are determined to be held and used will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and we will evaluate the recoverability of such real estate assets based on estimated future cash flows and the estimated liquidation value of such real estate assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.

**Investment in Unconsolidated Joint Venture Partnerships**

We analyze our investment in an unconsolidated joint venture under GAAP to determine if the joint venture is a VIE and whether the requisite substantial participating rights described in the GAAP are held by the partners not affiliated with us. If the joint venture is not a VIE and the partners not affiliated with us hold substantial participating rights, we account for our investment in the joint venture under the equity method. Under the equity method, the investment is initially recorded at cost (including direct acquisition costs) and subsequently adjusted to reflect our proportionate share of equity in the joint venture's net (income) loss, distributions received, contributions made and certain other adjustments made, as appropriate, which is included in investment in unconsolidated joint venture partnerships on our consolidated balance sheets. The proportionate share of ongoing income or loss of the unconsolidated joint venture partnerships is recognized in equity in (income) loss of unconsolidated joint venture partnerships on the consolidated statements of operations. The outside basis portion of our unconsolidated joint venture partnerships is amortized over the anticipated useful lives of the joint ventures' tangible and intangible assets acquired and liabilities assumed.

When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss is other than temporary. If we conclude it is other than temporary, an impairment charge is recognized to reflect the equity investment at fair value. No impairment losses were recorded related to our investment in unconsolidated joint venture partnerships for the year ended December 31, 2023. See "Note 4" for additional information regarding our investment in unconsolidated joint venture partnerships.

We may earn performance-based incentive fees based on a joint venture's cumulative returns over a certain time period. The returns are determined by both the operating performance and real estate valuation of the venture, including highly variable inputs such as capitalization rates, market rents and interest rates. As these key inputs are highly volatile and out of our control, and such volatility can materially impact its performance-based incentive fee period over period, recognition of the performance-based incentive fee income is limited to amounts for which it is probable that a significant income reversal will not occur. See "Note 4" for additional information on the BTC II Partnership incentive fee distribution.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. We may have bank balances in excess of federally insured amounts; however, we deposit our cash and cash equivalents with high credit-quality institutions to minimize credit risk.

**Derivative Instruments**

Our derivative instruments are used to manage exposure to variability in expected future interest payments and are recorded at fair value. The accounting for changes in fair value of derivative instruments depends on whether it has been designated and qualifies as a hedge and, if so, the type of hedge. As of December 31, 2023, all of our interest rate swap derivative instruments are designated as cash flow hedges. The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) on the consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt.

As of December 31, 2023, we have four interest rate cap derivative instruments are not designated as hedges. For derivatives that are not designated and do not qualify as hedges, we present changes in the fair value as a component of gain (loss) on derivative instruments on the consolidated statements of income. We do not use derivative instruments for trading or speculative purposes.

We have eight interest rate cap derivative instruments, six of which are effective as of December 31, 2023, that are designated as hedges. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss is recorded as a component of accumulated other comprehensive income (loss) ("AOCI") on the consolidated balance sheets and is reclassified into earnings as interest expense for the same period that the hedged transaction affects earnings, which is when the interest expense is recognized on the related debt.

**Debt-Related Investments**

Our debt-related investments consist of floating-rate senior loans secured by real estate, which we acquire for investment purposes. We elect the fair value option for our debt-related investments and as such, the investments are carried at fair value. These assets are valued on a recurring basis and any unrealized gains and losses will be recorded as a component of other income and expenses on our consolidated statements of operations. Upfront fees and origination costs related to our debt-related investments for which the fair value option is elected are recognized in earnings as incurred and not deferred. Such items are recorded as components of debt-related income on our consolidated statements of operations. Interest income is recorded on an accrual basis and is recorded as a component of debt-related income.

**Available-for-Sale Debt Securities**

We acquire debt securities that are collateralized by mortgages on commercial real estate properties primarily for cash management and investment purposes. On the acquisition date, we designate investments in commercial real estate debt securities as available-for-sale. Investments in debt securities that are classified as available-for-sale are carried at fair value. These assets are valued on a recurring basis and any unrealized holding gains and losses other than those associated with a credit loss are recorded each period in other comprehensive income.

As applicable, available-for-sale debt securities that are in an unrealized loss position are evaluated quarterly on an individual security basis to determine whether a credit loss exists. In the assessment we consider the extent of the difference between fair value and amortized cost, changes in credit rating, and any other adverse factors directly impacting the security. If we determine a credit loss exists, the extent of the credit loss is recognized in the consolidated statements of operations and any additional loss not attributable to credit loss is recognized in other comprehensive income. There was no credit loss recognized during the years ended December 31, 2023 and 2022, and we did not have any available-for-sale debt securities during the years ended December 31, 2021.

Available-for-sale debt securities will be on non-accrual status at the earlier of (i) principal or interest payments becoming 90 days past due or (ii) when management's determination that there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is reversed against interest income in the period the debt security is placed on non-accrual status. Interest payments received on non-accrual securities may be recognized as income or applied to principal depending upon management's judgment regarding collectability of the debt security based on the facts and circumstances regarding the payment received. Non-accrual debt securities are restored to accrual status when past due principal and interest are paid and, in management's judgment, are likely to remain current. There were no securities on non-accrual status as of December 31, 2023 or 2022.

## DST Program

We have a program to raise capital through private placement offerings by selling beneficial interests (the "DST Interests") in specific Delaware statutory trusts holding real properties (the "DST Program"). Under the DST Program, each private placement offers interests in one or more real properties placed into one or more Delaware statutory trusts by the Operating Partnership or its affiliates (each, a "DST Property" and collectively, the "DST Properties"). DST Properties may be sourced from properties currently owned by the Operating Partnership or newly acquired properties. The underlying interests of real properties sold to investors pursuant to such private placements are leased-back by a wholly owned subsidiary of the Operating Partnership on a long-term basis. These master lease agreements are fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the Delaware statutory trusts from the investors at a later time in exchange for OP Units. This results in a failed sale and leaseback transaction for accounting purposes. Therefore, we record DST Interests as financing obligation liabilities and the associated property and its operations remain fully consolidated. If we exercise our option to reacquire a DST Property by issuing OP units in exchange for DST Interests, we extinguish the financing obligation liability and record the issuance of the OP Units as an issuance of equity.

Rental payments made to the DSTs pursuant to the master lease agreements are accounted for as interest expense related to the financing obligation liability. Increases in the fair value of the repurchase option are recognized as interest expense ratably through the estimated period in which the repurchase option is expected to be exercised, resulting in a corresponding accretion of the financial obligation liability balance. Decreases in fair value of the repurchase option below the initial financing obligation liability balance are not recognized unless the repurchase option is exercised, at which point a gain on extinguishment of debt would be recognized for the difference between the financing obligation liability balance and value of OP Units issued. All upfront costs incurred for services provided by the Advisor and its affiliates related to the DST Program offerings for which the fair value option has not been elected are accounted for as deferred financing costs and are netted against the financing obligation liability.

Beginning with our most recent DST Program offering, which commenced on September 1, 2023, we have elected the fair value option for the associated financing obligations and as such, they will be carried at fair value. These liabilities are valued on a recurring basis and any unrealized gains and losses will be recorded in unrealized (gain) loss on financing obligations on our consolidated statements of operations. Costs incurred for services provided by the Advisor and its affiliates related to our DST Program offerings for which the fair value option has been elected are recognized in earnings as incurred and are not deferred.

In order to facilitate additional capital raise through the DST Program, we have made and may continue to offer loans ("DST Program Loans") to finance a portion of the sale of DST Interests in the trusts holding DST Properties to potential investors. We include our investments in DST Program Loans separately on our balance sheets in the DST Program Loans line item and we include income earned from DST Program Loans in other income and expenses on our consolidated statements of operations. Beginning with our most recent DST Program offering, which commenced on September 1, 2023, we have elected the fair value option for the associated DST Program Loans and as such, they will be carried at fair value. These assets are valued on a recurring basis and any unrealized gains and losses will be recorded as a component of other income and expenses on our consolidated statements of operations. For all DST Program Loans related to DST Program offerings for which the fair value option has not been elected, these instruments are carried at amortized cost. Credit loss reserves associated with our DST Program Loans for which the fair value option has not been elected were immaterial as of and for the years ended December 31, 2023, 2022 and 2021.

## Deferred Financing Costs

Deferred financing costs include: (i) debt issuance costs incurred to obtain long-term financing and cash flow hedges; and (ii) financing costs associated with financing obligations. These costs are amortized to interest expense over the expected terms of the related credit facilities or financing obligations. Unamortized deferred financing costs are written off if debt is retired before its expected maturity date.

Accumulated amortization of debt issuance costs was approximately $20.5 million and $11.9 million as of December 31, 2023 and 2022, respectively. Our interest expense for the years ended December 31, 2023, 2022 and 2021 included $8.6 million, $7.1 million and $2.4 million, respectively, of amortization of debt issuance costs.

Accumulated amortization of financing costs associated with financing obligations was approximately $2.4 million and $0.8 million as of December 31, 2023 and 2022, respectively. Our interest expense for the year ended December 31, 2023 and 2022 included $2.2 million and $0.8 million of amortization of financing costs and expensed financing costs associated with financing obligations, respectively. As of December 31, 2021, we had no accumulated amortization of financing costs associated with financing obligations and no amortization expense was incurred for the year ended December 31, 2021.

## Capitalized Interest

We capitalize interest as a cost of development on value-add buildings. Capitalization of interest for a particular asset begins when activities necessary to get the asset ready for its intended use are in progress and when interest costs have been incurred. Capitalization of interest ceases when the project is substantially complete and ready for occupancy. For the years ended December 31, 2023, 2022 and 2021, approximately $20.1 million, $7.3 million and $1.2 million of interest was capitalized, respectively.

## Distribution Fees

Distribution fees are paid monthly. Distribution fees are accrued upon the issuance of Class T shares and Class D shares in our securities offerings. We accrue for: (i) the monthly amount payable as of the balance sheet date, and (ii) the estimated amount of distribution fees to be paid in future periods based on the Class T shares and Class D shares outstanding as of the balance sheet date. The accrued distribution fees are reflected in additional paid-in capital in stockholders' equity. See "Note 12" for additional information regarding when distribution fees become payable.

## Noncontrolling Interests

Due to our control of the Operating Partnership through our sole general partner interest and our limited partner interest, we consolidate the Operating Partnership. The limited partner interests not owned by us are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders' equity. As the limited partner interests do not participate in the profits and losses of the Operating Partnership, there is no net income or loss attributable to this portion of noncontrolling interests on the consolidated statement of operations.

Noncontrolling interests also represent the portion of equity in Subsidiary REITs, that we do not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheet as noncontrolling interests within permanent equity. See "Note 15" for additional information regarding the Subsidiary REITs.

## Reclassifications

Certain items in our consolidated balance sheets, statements of operations and cash flows for the years ended December 31, 2022 and 2021 have been reclassified to conform to the 2023 presentation.

## Redeemable Noncontrolling Interests

The Operating Partnership issued units in the Operating Partnership ("OP Units") to the Advisor and Former Sponsor as payment for the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the terms of the Amended and Restated Advisory Agreement (2023), effective as of April 30, 2023 (the "Advisory Agreement"), by and among us, the Operating Partnership and the Advisor. The Former Sponsor held, either directly or indirectly, OP Units, and subsequent to the Transaction (as defined in "Note 12"), the Former Sponsor transferred these OP Units to its members or their affiliates. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets due to the fact that, as defined in the Partnership Agreement, the limited partners who hold these OP Units generally have the ability to request transfer or redeem their OP Units at any time irrespective of the period that they have held such OP Units, and the Operating Partnership is required to satisfy such redemption for cash unless such cash redemption would be prohibited by applicable law or the Partnership Agreement, in which case such OP Units will be redeemed for shares of our common stock of the class corresponding to the class of such OP Units. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for the share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period. See "Note 10" for additional information regarding redeemable noncontrolling interests.

**Revenue Recognition**

When a lease is entered into, we first determine if the collectability from the tenant is probable. If the collectability is not probable we recognize revenue when the payment has been received. If the collectability is determined to be probable we record rental revenue on a straight-line basis over the full lease term. Revenues associated with operating expense recoveries are recognized in the period in which the expenses are incurred based upon the tenant lease provisions, in accordance with FASB ASC Topic 842, Leases. Certain properties have leases that offer the tenant a period of time where no rent is due or where rent payments change during the term of the lease. Accordingly, we record receivables from tenants for rent that we expect to collect over the remaining lease term rather than currently, which are recorded as a straight-line rent receivable. Management analyzes accounts receivable by considering customer creditworthiness, current economic trends, customers' businesses, and customers' ability to make payments on time and in full when evaluating the adequacy of the allowance for doubtful accounts receivable. We evaluate collectability from our tenants on an ongoing basis. If the assessment of collectability changes during the lease term, any difference between the revenue that would have been recognized under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to rental revenues. When we acquire a property, the term of each existing lease is considered to commence as of the acquisition date for purposes of this calculation. As of December 31, 2023 and December 31, 2022, we have a $1.6 million and $0.5 million allowance for doubtful accounts, respectively. These amounts are included in our other assets on the consolidated balance sheets.

In connection with property acquisitions, we may acquire leases with rental rates above or below estimated market rental rates. Above-market lease assets are amortized as a reduction to rental revenue over the remaining lease term, and below-market lease liabilities are amortized as an increase to rental revenue over the remaining lease term, plus any applicable fixed-rate renewal option periods.

We expense any unamortized intangible lease asset or record an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability by reassessing the estimated remaining useful life of such intangible lease asset or liability when it becomes probable a customer will terminate a lease before the stated lease expiration date.

Upon disposition of a real estate asset, we will evaluate the transaction to determine if control of the asset, as well as other specified criteria, has been transferred to the buyer to determine proper timing of recognizing gains or losses.

Debt-related income is accrued based on the outstanding principal amount and the contractual terms of each debt-related investment or debt security. For available-for-sale debt securities, premiums or discounts are amortized or accreted into interest income as a yield adjustment using the effective interest method.

**Organization and Offering Expenses**

Organization costs are expensed as incurred and offering expenses associated with our securities offerings are recorded as a reduction of gross offering proceeds in additional paid-in capital. See "Note 12" for additional information regarding organization and offering expenses.

**Income Taxes**

As a REIT, we generally are not subject to federal income taxes on net income we distribute to stockholders. We intend to make timely distributions sufficient to satisfy the annual distribution requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property and federal income and excise taxes on our undistributed income or from the operations of our taxable REIT subsidiary.

**Net Income (Loss) Per Share**

Basic net income (loss) per common share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive, including the presumed exchange of OP Units. See "Note 13" for additional information regarding net income (loss) per share.

**Concentration of Credit Risk**

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. We believe it mitigates this risk by investing our cash with high-credit quality financial institutions. As our revenues predominantly consist of rental payments, we are dependent on our customers for our source of revenues. Concentration of credit risk arises when its source of revenue is highly concentrated from certain of its customers. As of December 31, 2023, no customers represented more than 10.0% of total annualized base rent of its properties.

**Fair Value Measurements**

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2—Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:

- Quoted prices for similar assets/liabilities in active markets;
- Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
- Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3—Unobservable inputs that cannot be corroborated by observable market data.

**Recently Issued Accounting Standards**

Effective November 27, 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosure requirements to segment reporting. ASU No. 2023-07 will improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to develop more useful financial analysis and includes the following changes: (i) single segment entities must follow segment guidance, (ii) must name the title and position of the chief operating decision maker and (iii) the ability to elect more than one performance measure. ASU No. 2023-07 does not change how a public entity identifies its operating segments, aggregates those operating segments, or applies quantitative thresholds to determine its reportable segments. ASU No. 2023-07 is effective beginning in annual periods after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and retrospective adoption is required for all prior periods presented. We are currently assessing this guidance and determining the impact on our consolidated financial statements.

## 3. INVESTMENTS IN REAL ESTATE PROPERTIES

As of December 31, 2023 and 2022, our consolidated investments in real estate properties consisted of 256 and 243 industrial buildings, respectively. Additionally, investment in real estate properties includes one building under construction and one building in the pre-construction phase as of December 31, 2023, and includes nine buildings under construction, two buildings in the pre-construction phase as of December 31, 2022.

| (in thousands) | As of December 31, 2023 | As of December 31, 2022 |
|---|---|---|
| Land | $ 1,300,059 | $ 1,284,003 |
| Building and improvements (1) | 5,486,636 | 5,139,402 |
| Intangible lease assets | 498,053 | 479,532 |
| Construction in progress | 219,659 | 285,214 |
| Investment in real estate properties | 7,504,407 | 7,188,151 |
| Less accumulated depreciation and amortization | (750,429) | (454,273) |
| Net investment in real estate properties | $ 6,753,978 | $ 6,733,878 |

(1)  Includes site improvements.

### Acquisitions

During the years ended December 31, 2023 and 2022, we acquired 100% of the following properties, which were determined to be asset acquisitions:

| ($ in thousands) | Acquisition Date | Number of Buildings | Total Purchase Price (1) |
|---|---|---|---|
| **2023 Acquisitions:** | | | |
| Bayport 146 Distribution Center | 2/21/2023 | 1 | $ 49,606 |
| Runway Distribution Center I & II | 7/12/2023 | 2 | 56,992 |
| Brittmoore Industrial Center | 8/16/2023 | 1 | 22,288 |
| Total Acquisitions | | 4 | $ 128,886 |

| ($ in thousands) | Acquisition Date | Number of Buildings | Total Purchase Price (1) |
|---|---|---|---|
| **2022 Acquisitions:** | | | |
| Build-to-Core Logistics Portfolio II (2)(3) | 2/15/2022 | 9 | $ 359,202 |
| Northlake Logistics Crossing | 2/17/2022 | — | 21,569 |
| Tampa Commerce Center | 4/1/2022 & 5/25/2022 | — | 6,270 |
| Medley 104 Industrial Center | 4/18/2022 | 1 | 53,670 |
| IDI U.S. Logistics Portfolio | 4/28/2022 & 7/6/2022 | 7 | 419,970 |
| Chicago Growth Portfolio | 5/9/2022 | 14 | 182,135 |
| 4 Studebaker | 5/12/2022 | 1 | 33,188 |
| Southeast Orlando Portfolio | 5/19/2022 | 5 | 138,540 |
| I-465 East Logistics Center | 5/26/2022 | 1 | 18,923 |
| Industry Corporate Center | 6/2/2022 | 1 | 52,086 |
| County Line Corporate Park | 6/8/2022 | — | 62,080 |
| Robbinsville Distribution Center | 6/10/2022 | — | 364 |
| Innovation I & II Corporate Center | 6/17/2022 | 2 | 63,939 |
| IDI 2022 National Portfolio | 6/22/2022 | 6 | 246,773 |
| I-80 Logistics Park I-II | 6/29/2022 | 1 | 138,530 |
| Commonwealth Logistics Center | 6/30/2022 | — | 8,927 |
| County Line Corporate Park II (4) | 12/28/2022 | 1 | 82,478 |
| Total Acquisitions | | 49 | $ 1,888,644 |

(1) Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2023 and 2022 acquisitions.

(2) Two land parcels included in the acquisition of the Build-to-Core Logistics Portfolio II.

(3) Refer to "Note 4" for further detail regarding the acquisitions of the Build-To-Core Logistics Portfolio II as a result of the BTC II Partnership Transaction (as defined in "Note 4").

(4) Two properties under construction included in the acquisition of County Line Corporate Park II.

During the years ended December 31, 2023 and 2022, we allocated the purchase price of our acquisitions to land, building and improvements, construction in progress, and intangible lease assets and liabilities as follows:

| (in thousands) | For the Years Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Land | $ 15,835 | $ 366,128 |
| Building and improvements (1) | 113,051 | 1,376,360 |
| Intangible lease assets | — | 122,357 |
| Above-market lease assets | — | 2,507 |
| Construction in progress | — | 62,059 |
| Below-market lease liabilities | — | (40,767) |
| Total purchase price (2) | $ 128,886 | $ 1,888,644 |

(1) Includes site improvements.
(2) Total purchase price is equal to the total consideration paid plus any debt assumed at fair value. There was no debt assumed in connection with the 2023 and 2022 acquisitions.

Intangible and above-market lease assets are amortized over the remaining lease term. Below-market lease liabilities are amortized over the remaining lease term, plus any below-market, fixed-rate renewal option periods. There were no intangible lease assets or liabilities acquired in connection with our acquisitions during the year ended December 31, 2023. The weighted-average amortization periods for the intangible lease assets and liabilities acquired in connection with our acquisitions during the year ended December 31, 2022, as of the respective date of each acquisition, was 4.9 years.

**Intangible Lease Assets and Liabilities**

Intangible lease assets and liabilities as of December 31, 2023 and 2022 included the following:

| (in thousands) | As of December 31, 2023 | | | As of December 31, 2022 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Gross | Accumulated Amortization | Net | Gross | Accumulated Amortization | Net |
| Intangible lease assets (1) | $ 485,184 | $ (243,878) | $ 241,306 | $ 466,663 | $ (158,757) | $ 307,906 |
| Above-market lease assets (1) | 12,869 | (5,916) | 6,953 | 12,869 | (3,872) | 8,997 |
| Below-market lease liabilities | (129,823) | 54,682 | (75,141) | (129,823) | 32,424 | (97,399) |

(1) Included in net investment in real estate properties on the consolidated balance sheets.

The following table details the estimated net amortization of such intangible lease assets and liabilities, as of December 31, 2023, for the next five years and thereafter:

| (in thousands) | Estimated Net Amortization | | |
| --- | --- | --- | --- |
| | Intangible Lease Assets | Above-Market Lease Assets | Below-Market Lease Liabilities |
| Year 1 | $ 66,749 | $ 1,749 | $ 16,818 |
| Year 2 | 49,977 | 1,555 | 13,755 |
| Year 3 | 35,346 | 1,272 | 9,856 |
| Year 4 | 24,598 | 815 | 7,717 |
| Year 5 | 17,430 | 491 | 5,955 |
| Thereafter | 47,206 | 1,071 | 21,040 |
| Total | $ 241,306 | $ 6,953 | $ 75,141 |

## Future Minimum Rent

Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our customers under the terms of non-cancelable operating leases in effect as of December 31, 2023 were as follows for the next five years and thereafter:

| (in thousands) | As of December 31, 2023 |
|---|---|
| Year 1 | $ 334,778 |
| Year 2 | 309,126 |
| Year 3 | 259,231 |
| Year 4 | 207,609 |
| Year 5 | 159,884 |
| Thereafter | 339,317 |
| Total | $ 1,609,945 |

The amounts above do not reflect future rental revenue from the renewal or replacement of existing leases and exclude reimbursements of operating expenses along with rental increases that are not fixed.

## Rental Revenue Adjustments and Depreciation and Amortization Expense

The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above-and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2023 | 2022 | 2021 |
| **Increase (Decrease) to Rental Revenue:** | | | |
| Straight-line rent adjustments | $ 16,190 | $ 16,682 | $ 9,101 |
| Above-market lease amortization | (2,044) | (2,034) | (1,144) |
| Below-market lease amortization | 22,257 | 19,800 | 6,762 |
| **Real Estate-Related Depreciation and Amortization:** | | | |
| Depreciation expense | $ 208,991 | $ 181,214 | $ 70,898 |
| Intangible lease asset amortization | 85,120 | 84,756 | 41,303 |

## 4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURE PARTNERSHIPS

On July 15, 2020, we acquired, from a subsidiary of Industrial Property Trust ("IPT"), interests in two joint venture partnerships, the Build-To-Core Industrial Partnership I LP (the "BTC I Partnership") and the Build-To-Core Industrial Partnership II LP (the "BTC II Partnership" and, together with the BTC I Partnership, the "BTC Partnerships"). The BTC Partnerships were formed with third party investors for purposes of investing in industrial properties located in certain major U.S. distribution markets.

On June 15, 2021, we entered into a transaction with our joint venture partners in the BTC I Partnership, pursuant to which we agreed to split the real property portfolio of the BTC I Partnership in an equitable manner, such that following the split, we and QR Master Holdings USA II LP, each owned a 100% interest in approximately half of the portfolio of the BTC I Partnership (the "BTC I Partnership Transaction"). We have no further interest in the BTC I Partnership as a result of the BTC I Partnership Transaction.

On February 15, 2022, we, along with our joint venture partners in the BTC II Partnership, entered into a transaction to split the majority of the properties in the BTC II Partnership's portfolio amongst three of the four joint venture partners, with the fourth joint venture partner's respective interest in such properties having been redeemed for $24.9 million (the "BTC II Partnership Transaction"). We have no further interest in the BTC II Partnership as a result of the BTC II Partnership Transaction.

Concurrently with the BTC II Partnership Transaction, we and our joint venture partners formed a new joint venture partnership (the "BTC II B Partnership"), through which we co-own five properties that were part of the original BTC II Partnership's portfolio and were not part of the BTC II Partnership Transaction. We own an 8.0% interest in the BTC II B Partnership as general partner and as a limited partner.

We elected the cost accumulation and allocation model to account for the BTC I Partnership Transaction and the BTC II Partnership Transaction, which allocates the cost of the acquisition at the carrying amount of the previously held interests, along with the incremental consideration paid and transaction costs incurred based on relative fair values.

We have reported our investments in the BTC Partnerships and the BTC II B Partnership under the equity method on our consolidated balance sheets, because with respect to the BTC Partnerships, for the periods prior to the BTC I Partnership Transaction and the BTC II Partnership Transaction, we had the ability to exercise significant influence but did not have control over the partnerships. Similarly, with respect to the BTC II B Partnership, we have the ability to exercise significant influence but do not have control of the partnership.

As of December 31, 2023, we had an 8.0% interest in the BTC II B Partnership, which includes two industrial properties totaling approximately 0.8 million square feet and three properties that were either under construction or in the pre-construction phase totaling approximately 1.0 million square feet, with a book value of our investment in the BTC II B Partnership of $20.5 million, which includes $5.5 million of outside basis difference. The outside basis difference originated from the difference between the contributions we made for the minority ownership interest in the joint venture partnership, which was based on fair value, and the book value of our share of the underlying net assets and liabilities of the BTC II B Partnership.

## 5. INVESTMENTS IN REAL ESTATE DEBT AND SECURITIES

### Debt-Related Investments

Our debt-related investments consist of floating-rate senior loans secured by real estate, which we acquire for investment purposes. We held no debt investments as of December 31, 2022.

The following table summarizes our debt-related investments as of December 31, 2023:

| ($ in thousands) | | | | As of December 31, 2023 | | | | |
|---|---|---|---|---|---|---|---|---|
| Loan Type | Property Type | Location | Origination Date | Total Commitment | Outstanding Principal | Fair Value | Interest Rate | Maturity Date (1) |
| Senior | Industrial | TX | July 2023 | $ 60,860 | $ 29,700 | $ 29,700 | 9.21 % | Aug 2025 |
| Senior | Industrial | NY | August 2023 | 113,910 | 99,423 | 99,423 | 8.86 | Sept 2026 |
| | | | Total / weighted-average | $ 174,770 | $ 129,123 | $ 129,123 | 8.94 % | |

(1)     The weighted-average remaining term of our debt-related investments was approximately 2.45 years as of December 31, 2023.

## Available-for-Sale Debt Securities

As of December 31, 2023 and 2022, we had debt security investments designated as available-for-sale debt securities. The weighted-average remaining term of our available-for-sale debt securities, which is based on the fully extended maturity date of the instruments, was approximately 3.21 years as of December 31, 2023. The following table summarizes our investments in available-for-sale debt securities as of December 31, 2023 and 2022:

| ($ in thousands) | Face Amount (1) | Amortized Cost | Unamortized Discount | Unrealized Gain, Net (2) | Fair Value |
|---|---|---|---|---|---|
| As of December 31, 2023 | $ 57,326 | $ 55,186 | $ 2,140 | $ 446 | $ 55,632 |
| As of December 31, 2022 | 62,420 | 59,708 | 2,712 | 326 | 60,033 |

(1) Face amount is presented net of repayments.
(2) Represents cumulative unrealized gain (loss) beginning from acquisition date.

## 6. DEBT

Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. Borrowings under the non-recourse mortgage notes are secured by mortgages or deeds of trust and related assignments and security interests in collateralized and certain cross-collateralized properties, which are generally owned by single purpose entities. A summary of our debt is as follows:

| ($ in thousands) | Weighted-Average Effective Interest Rate as of December 31, 2023 | Weighted-Average Effective Interest Rate as of December 31, 2022 | Maturity Date | Balance as of December 31, 2023 | Balance as of December 31, 2022 |
|---|---|---|---|---|---|
| Line of credit (1) | 6.20 % | 5.71 % | March 2025 | $ 570,000 | $ 90,000 |
| Term loan (2) | 3.35 | 2.87 | March 2027 | 550,000 | 550,000 |
| Term loan (3) | 3.42 | 3.65 | May 2026 | 600,000 | 600,000 |
| Fixed-rate mortgage notes (4) | 3.58 | 3.58 | August 2024 - January 2029 | 996,720 | 996,720 |
| Floating-rate mortgage notes (5) | 4.48 | 3.68 | January 2025 - October 2026 | 725,605 | 617,250 |
| Total principal amount / weighted-average (6) | 4.17 % | 3.55 % | | $ 3,442,325 | $ 2,853,970 |
| Less unamortized debt issuance costs | | | | (21,359) | (26,784) |
| Add unamortized mark-to-market adjustment on assumed debt | | | | 215 | 427 |
| Total debt, net | | | | $ 3,421,181 | $ 2,827,613 |
| Gross book value of properties encumbered by debt | | | | $ 2,596,052 | $ 2,389,179 |

(1) The effective interest rate is calculated based on either: (i) the Term Secured Overnight Financing Rate ("Term SOFR") plus a 10 basis point adjustment ("Adjusted Term SOFR") plus a margin ranging from 1.25% to 2.00%; or (ii) an alternative base rate plus a margin ranging from 0.25% to 1.0%, each depending on our consolidated leverage ratio. Customary fall-back provisions apply if Term SOFR is unavailable. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate cap agreements on $100.0 million of borrowings. The line of credit is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments. As of December 31, 2023, total commitments for the line of credit were $1.0 billion, and the unused and available portions under the line of credit were both $430.0 million.

(2) The effective interest rate is calculated based on either (i) Adjusted Term SOFR plus a margin ranging from 1.20% to 1.90%; or (ii) an alternative base rate plus a margin ranging from 0.20% to 0.90%, depending on our consolidated leverage ratio. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate swap agreements which fix Term SOFR for $250.0 million of borrowings and interest rate cap agreements on $300.0 million of borrowings. As of December 31, 2023, total commitments for the term loan were $550.0 million. This term loan is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments.

(3)  The effective interest rate is calculated based on Term SOFR plus a 11.448 basis point adjustment plus a margin ranging from 1.35% to 2.20%; or (ii) an alternative base rate plus a margin ranging from 0.35% to 1.20%, depending on our consolidated leverage ratio. The weighted-average effective interest rate is the all-in interest rate, including the effects of interest rate swap agreements which fix Term SOFR for $525.0 million of borrowings and an interest rate cap agreement on $75.0 million of borrowings. As of December 31, 2023, total commitments for the term loan were $600.0 million. This term loan is available for general corporate purposes including, but not limited to, our acquisition and operation of permitted investments.

(4)  Interest rates range from 2.85% to 4.71%, including the effect of an interest rate swap agreement which fixes Term SOFR for $367.8 million of borrowings. The assets and credit of each of our consolidated properties pledged as collateral for our mortgage notes are not available to satisfy our other debt and obligations, unless we first satisfy the mortgage notes payable on the respective underlying properties.

(5)  Comprised of a $209.3 million mortgage note, a $408.0 million mortgage note and a $129.1 million mortgage note. As of December 31, 2023, borrowings under the $129.1 million mortgage note amounted to $108.4 million. The effective interest rate of the $209.3 million mortgage note is calculated based on Adjusted Term SOFR plus a margin of 1.50%, including the effects of an interest rate cap agreement on $170.0 million of borrowings. The effective interest rate of the $408.0 million mortgage note is calculated based on Adjusted Term SOFR plus a margin of 1.65%, including the effects of interest rate cap agreements. The effective interest rate of the $129.1 million mortgage note is calculated based on Term SOFR plus a margin of 3.30%, including the effects of interest rate cap agreements.

(6)  The weighted-average remaining term of our consolidated debt was approximately 2.4 years as of December 31, 2023, excluding any extension options on the line of credit and the floating-rate mortgage notes.

For the years ended December 31, 2023, 2022 and 2021, the amount of interest incurred related to our consolidated indebtedness, excluding debt issuance cost amortization and amounts capitalized, was $144.7 million, $82.2 million and $23.5 million, respectively. See "Note 7" for the amount of interest incurred related to the DST Program (as defined below).

As of December 31, 2023, the principal payments due on our consolidated debt during each of the next five years and thereafter were as follows:

| (in thousands) | Line of Credit (1) | Term Loans | Mortgage Notes (2) | Total |
|---|---|---|---|---|
| 2024 | $ — | $ — | $ 38,000 | $ 38,000 |
| 2025 | 570,000 | — | 985,080 | 1,555,080 |
| 2026 | — | 600,000 | 108,355 | 708,355 |
| 2027 | — | 550,000 | 129,750 | 679,750 |
| 2028 | — | — | — | — |
| Thereafter | — | — | 461,140 | 461,140 |
| Total principal payments | $ 570,000 | $ 1,150,000 | $ 1,722,325 | $ 3,442,325 |

(1)  The line of credit matures in March 2025 and the term may be extended pursuant to two one-year extension options, subject to certain conditions.

(2)  With respect to our mortgage notes, there is a $209.3 million mortgage note that matures in July 2025 and the term may be extended pursuant to a one-year extension option, subject to certain conditions, a $408.0 million mortgage note that matures in January 2025, and a $367.8 million mortgage note that matures in July 2025. There is also a $129.1 million mortgage note that matures in October 2026, and the terms of all three may be extended pursuant to two one-year extension options, subject to certain conditions.

**Debt Covenants**

Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with all covenants as of December 31, 2023.

**Master Repurchase Agreement**

On June 26, 2023, we entered into a master repurchase agreement (the "Morgan Stanley MRA") with Morgan Stanley Bank, N.A. ("Morgan Stanley"). Under the Morgan Stanley MRA, we may negotiate individual transactions to sell, and later repurchase, certain securities or other assets to Morgan Stanley. Any transactions under the Morgan Stanley MRA will be recognized as secured borrowings while they are outstanding and are carried at the contractual amount, as specified in the Morgan Stanley MRA. Such borrowings are recorded as secured financings on investments in real estate debt securities on the consolidated balance sheets. The terms of the Morgan Stanley MRA provide the lenders the ability to determine the size and terms of the financing provided based upon the particular collateral we have pledged, and may require us to provide additional collateral in the form of cash, securities, and other assets if the market value of such financed investments declines. The Morgan Stanley MRA may be terminated at any time by either party to the agreement, without penalty. The interest rate on the Morgan Stanley MRA borrowings is determined based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of each borrowing.

We have $42.3 million of borrowings outstanding pursuant to the Morgan Stanley MRA, collateralized by our available-for-sale securities, which are fair valued at $55.6 million, as of December 31, 2023. Advances under the Morgan Stanley MRA for the year ended December 31, 2023 accrued interest at a per annum rate equal to the sum of Term SOFR plus a pricing margin of 0.90%. For the year ended December 31, 2023, the amount of interest incurred related to our secured financings was $1.4 million, which is recorded as a component of interest expense on the consolidated statements of operations.

**Derivative Instruments**

To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have on-going exposure to interest rate movements.

We have eight outstanding interest rate cap derivative instruments that are designated as cash flow hedges, six of which are effective as of December 31, 2023, and therefore, changes in fair value are recognized as component of AOCI and reclassified into earnings as interest expense.

As of December 31, 2023, we have four interest rate cap derivative instruments that are not designated as cash flow hedges and therefore, changes in fair value are recognized through income. As a result, in periods with high interest rate volatility, we may experience significant fluctuations in our net income (loss).

During the next 12 months, we estimate that approximately $27.8 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt.

The following table summarizes the location and fair value of the derivative instruments on our consolidated balance sheets as of December 31, 2023 and 2022:

| ($ in thousands) | Number of Contracts | Notional Amount (1) | | Balance Sheet Location | Fair Value | |
|---|---|---|---|---|---|---|
| **As of December 31, 2023** | | | | | | |
| Interest rate swaps designated as cash flow hedges | 11 | $ | 1,142,830 | Derivative instruments | $ | 41,091 |
| Interest rate caps not designated as cash flow hedges | 4 | | 707,110 | Derivative instruments | | 14,887 |
| Interest rate caps designated as cash flow hedges | 8 | | 475,000 | Derivative instruments | | 27,553 |
| Total derivative instruments | 23 | $ | 2,324,940 | | $ | 83,531 |
| **As of December 31, 2022** | | | | | | |
| Interest rate swaps designated as cash flow hedges | 17 | $ | 1,442,830 | Derivative instruments | $ | 70,994 |
| Interest rate caps not designated as cash flow hedges | 2 | | 578,000 | Derivative instruments | | 28,339 |
| Total derivative instruments | 19 | $ | 2,020,830 | | $ | 99,333 |

(1)  Excludes interest rate caps with a notional amount of $100.0 million established pursuant to agreements entered into in December 2023 with an effective date in January 2024. One of these interest rate cap agreements is replacing a separate interest rate swap agreement with a $50.0 million notional amount that is expiring in January 2024.

The following table presents the effect of our derivative instruments on our consolidated financial statements:

| (in thousands) | For the Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2021 | |
| **Derivative Instruments Designated as Cash Flow Hedges** | | | | | | |
| Gain (loss) recognized in AOCI | $ | 9,000 | $ | 73,592 | $ | 8,298 |
| Amount reclassified from AOCI as an (decrease) increase into interest expense | | (44,625) | | (5,251) | | 4,164 |
| Total interest expense presented in the consolidated statements of operations in which the effects of the cash flow hedges are recorded | | 190,382 | | 150,824 | | 30,463 |
| **Derivative Instruments Not Designated as Cash Flow Hedges** | | | | | | |
| Unrealized loss (gain) on derivative instruments recognized in other (income) expenses (1) | $ | 13,677 | $ | (25,176) | $ | 177 |
| Realized (gain) loss on derivative instruments recognized in other (income) expenses (2) | | (18,801) | | (3,452) | | — |

(1)  Unrealized loss (gain) on changes in fair value of derivative instruments relates to mark-to-market changes on our derivatives not designated as cash flow hedges.
(2)  Realized gain on derivative instruments relates to interim settlements for our derivatives not designated as cash flow hedges.

## 7. DST PROGRAM

The following table summarizes our DST Program Loans as of December 31, 2023 and 2022:

| ($ in thousands) | Outstanding Principal | | Unrealized Gain, Net (1) | | Book Value | | Weighted-Average Interest Rate | Weighted-Average Remaining Life (Years) |
|---|---|---|---|---|---|---|---|---|
| **As of December 31, 2023** | | | | | | | | |
| DST Program Loans, carried at cost | $ | 200,276 | $ | N/A | $ | 200,276 | 4.98 % | 7.42 |
| DST Program Loans, carried at fair value | | 2,439 | | — | | 2,439 | 6.27 | 10.00 |
| Total | $ | 202,715 | $ | — | $ | 202,715 | 5.00 % | 7.45 |
| **As of December 31, 2022** | | | | | | | | |
| DST Program Loans, carried at cost | $ | 152,402 | $ | N/A | $ | 152,402 | 4.63 % | 9.27 |
| Total | $ | 152,402 | $ | N/A | $ | 152,402 | 4.63 % | 9.27 |

(1) Represents cumulative unrealized gain or loss on DST Program Loans carried at fair value.

The following table summarizes our financing obligations, net as of December 31, 2023 and 2022:

| ($ in thousands) | DST Interests Sold (1) | | Unamortized Program Costs | | Total Appreciation (2) | | Unrealized Gain, Net (3) | | Book Value | |
|---|---|---|---|---|---|---|---|---|---|---|
| **As of December 31, 2023** | | | | | | | | | | |
| Financing obligations, carried at cost | $ | 1,559,200 | $ | (1,975) | $ | 14,264 | $ | N/A | $ | 1,571,489 |
| Financing obligations, carried at fair value | | 87,324 | | — | | — | | (179) | | 87,145 |
| Total | $ | 1,646,524 | $ | (1,975) | $ | 14,264 | $ | (179) | $ | 1,658,634 |
| **As of December 31, 2022** | | | | | | | | | | |
| Financing obligations, carried at cost | $ | 1,237,641 | $ | (1,543) | $ | 26,568 | $ | N/A | $ | 1,262,666 |
| Total | $ | 1,237,641 | $ | (1,543) | $ | 26,568 | $ | N/A | $ | 1,262,666 |

(1) DST Interests sold are presented net of upfront fees.
(2) Represents cumulative financing obligation liability appreciation on financing obligations carried at cost.
(3) Represents cumulative unrealized gain or loss on financing obligations carried at fair value.

The following table presents our DST Program activity for the years ended December 31, 2023, 2022, and 2021:

| | For the Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| (in thousands) | | 2023 | | 2022 | | 2021 |
| DST Interests sold | $ | 416,507 | $ | 768,639 | $ | 492,168 |
| DST Interests financed by DST Program Loans | | 52,542 | | 84,798 | | 68,772 |
| Income earned from DST Program Loans (1) | | 8,884 | | 4,811 | | 861 |
| (Decrease) increase in financing obligation liability appreciation (2) | | (12,303) | | 26,568 | | — |
| Rent obligation incurred under master lease agreements (2) | | 67,324 | | 41,702 | | 6,039 |

(1) Included in other income and expenses on the consolidated statements of operations.
(2) Included in interest expense on the consolidated statements of operations.

Refer to "Note 12" for detail relating to the fees paid to the Advisor, the Dealer Manager and their affiliates for raising capital through the DST Program.

## 8. FAIR VALUE

We estimate the fair value of our financial assets and liabilities using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize upon disposition of our financial assets and liabilities.

**Fair Value Measurements on a Recurring Basis**

The following table presents our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022:

| (in thousands) | Level 1 | | Level 2 | | Level 3 | | Total Fair Value | |
|---|---|---|---|---|---|---|---|---|
| **As of December 31, 2023** | | | | | | | | |
| **Assets** | | | | | | | | |
| Derivative instruments | $ | — | $ | 83,531 | $ | — | $ | 83,531 |
| Available-for-sale debt securities | | — | | 55,632 | | — | | 55,632 |
| Debt-related investments | | — | | — | | 129,123 | | 129,123 |
| DST Program Loans | | — | | — | | 2,439 | | 2,439 |
| Total assets measured at fair value | $ | — | $ | 139,163 | $ | 131,562 | $ | 270,725 |
| **Liabilities** | | | | | | | | |
| Financing obligations | $ | — | $ | — | $ | 87,145 | $ | 87,145 |
| Total liabilities measured at fair value | $ | — | $ | — | $ | 87,145 | $ | 87,145 |
| **As of December 31, 2022** | | | | | | | | |
| **Assets** | | | | | | | | |
| Derivative instruments | $ | — | $ | 99,333 | $ | — | $ | 99,333 |
| Available-for-sale debt securities | | — | | 60,033 | | — | | 60,033 |
| Total assets measured at fair value | $ | — | $ | 159,366 | $ | — | $ | 159,366 |

The following methods and assumptions were used to estimate the fair value of each class of financial assets and liabilities:

*Derivative Instruments.* The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See "Note 6" above for further discussion of our derivative instruments.

*Available-for-Sale Debt Securities.* The available-for-sale debt securities are debt securities collateralized by mortgages on commercial real estate properties whose fair value is estimated using third-party broker quotes, which provide valuation estimates based upon contractual cash flows, observable inputs comprising credit spreads and market liquidity. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to the available-for-sale debt securities being unique and not actively traded, the fair value is classified as Level 2.

*Debt-Related Investments.* Our debt-related investments are unlikely to have readily available market quotations. In such cases, we will generally determine the initial value based on the acquisition price of such investments, if we acquire the investment, or the par value of such investment, if we originate the investment. Following the initial measurement, fair value is estimated by utilizing or reviewing certain of the following: (i) market yield data, (ii) discounted cash flow modelling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield, debt-service coverage and/or loan-to-value ratios, and (vii) borrower financial condition and performance. These inputs are generally considered Level 3. As of December 31, 2023, we had two floating-rate senior loan investments without readily available market quotations.

*DST Program Loans.* The estimate of fair value of DST Program Loans takes into consideration various factors including current market rates and conditions and similar agreements with comparable loan-to-value ratios and credit profiles, as applicable. DST Program Loans with near-term maturities are generally valued at par. The inputs used in estimating the fair value of these financial assets are generally considered Level 3.

*Financing Obligations.* The estimate of fair value of financing obligations takes into consideration various factors including current market rates and conditions, leasing and other activity at the underlying DST Program investments, remaining master lease payments to DST investors, and the current portion of DST Program offerings sold to DST investors. The inputs used in estimating the fair value of these financial liabilities are generally considered Level 3.

The following table presents our financial assets measured at fair value on a recurring basis using Level 3 inputs:

| (in thousands) | DST Program Loans | Debt-related investments | Total |
|---|---|---|---|
| **Balance as of December 31, 2022** | $ — | $ — | $ — |
| Purchases and contributions | 2,439 | 128,797 | 131,236 |
| Paid-in-kind interest | — | 326 | 326 |
| **Balance as of December 31, 2023** | $ 2,439 | $ 129,123 | $ 131,562 |

The following table presents our financial liabilities measured at fair value on a recurring basis using Level 3 inputs:

| (in thousands) | Financing Obligations |
|---|---|
| **Balance as of December 31, 2022** | $ — |
| DST Interests sold, net of upfront fees | 87,324 |
| Unrealized gain on financing obligations | (179) |
| **Balance as of December 31, 2023** | $ 87,145 |

The following table presents the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2023:

| (in thousands) | | Fair Value | Valuation Technique | Unobservable Inputs | Impact to Valuation from an Increase to Input |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| Debt-related investments | $ | 129,123 | Yield Method | Market Yield | Decrease |
| DST Program Loans | | 2,439 | Yield Method | Market Yield | Decrease |
| **Liabilities:** | | | | | |
| Financing obligations | $ | 87,145 | Discounted Cash Flow | Discount Rate | Decrease |
| | | | | Exit Capitalization Rate | Decrease |

**Financial Assets and Liabilities Not Measured At Fair Value**

As of December 31, 2023 and 2022, the fair values of cash and cash equivalents, restricted cash, other assets, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

| | | As of December 31, 2023 | | As of December 31, 2022 | |
|---|---|---|---|---|---|
| (in thousands) | Level in Fair Value Hierarchy (1) | Carrying Value (2) | Fair Value | Carrying Value (2) | Fair Value |
| **Assets:** | | | | | |
| DST Program Loans (3) | 3 | $ 200,276 | $ 196,715 | $ 152,402 | $ 146,728 |
| **Liabilities:** | | | | | |
| Line of credit | 3 | $ 570,000 | $ 570,000 | $ 90,000 | $ 90,000 |
| Term loans | 3 | 1,150,000 | 1,150,000 | 1,150,000 | 1,150,000 |
| Mortgage notes | 3 | 1,722,325 | 1,647,660 | 1,613,970 | 1,521,046 |
| Secured financings on investments in real estate debt securities | 3 | 42,298 | 42,298 | — | — |

(1) The estimate of fair value of DST Program Loans, line of credit, term loans, mortgage notes and secured financings on investments in real estate debt securities takes into consideration various factors including current market rates and conditions and similar agreements with comparable loan-to-value ratios and credit profiles, as applicable. Debt instruments with near-term maturities are generally valued at par.
(2) The carrying value reflects the principal amount outstanding.
(3) Comprised of instruments for which we have not elected the fair value option and do not record at fair value on the consolidated balance sheets.

## 9. EQUITY

### Public Offering

We may conduct a continuous public offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws. On August 4, 2021, the SEC declared our registration statement on Form S-11 with respect to our third public offering of up to $5.0 billion of shares of our common stock effective, and the third public offering commenced the same day. Under the third public offering, we are offering up to $3.75 billion of shares of our common stock in the primary offering and up to $1.25 billion of shares of our common stock pursuant to our distribution reinvestment plan, in any combination of Class T shares, Class D shares and Class I shares. We may reallocate amounts between the primary offering and distribution reinvestment plan.

The Class T shares, Class D shares, and Class I shares, all of which are collectively referred to herein as shares of common stock, have identical rights and privileges, including identical voting rights, but have differing fees that are payable on a class-specific basis. The per share amount of distributions paid on Class T shares and Class D shares will be lower than the per share amount of distributions paid on Class I shares because of the distribution fees payable with respect to Class T shares and Class D shares sold in the primary offering.

Pursuant to our public offering, we offer shares of our common stock at the "transaction price," plus applicable selling commissions and dealer manager fees. The "transaction price" generally is equal to the net asset value ("NAV") per share of our common stock most recently disclosed. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and will be available generally within 15 calendar days after the end of the applicable month. Shares issued pursuant to our distribution reinvestment plan are offered at the transaction price, as indicated above, in effect on the distribution date. We may update a previously disclosed transaction price in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.

During the year ended December 31, 2023, we raised gross proceeds of approximately $283.2 million from the sale of approximately 18.9 million shares of our common stock in our ongoing public offering, including proceeds from our distribution reinvestment plan of approximately $85.2 million.

**Common Stock**

The following table summarizes the changes in the shares outstanding for each class of common stock for the periods presented below:

| (in thousands) | Class T Shares | Class D Shares | Class I Shares (1) | Total Shares |
|---|---|---|---|---|
| **Balance as of December 31, 2020** | 130,565 | 7,866 | 3,040 | 141,471 |
| Issuance of common stock: | | | | |
|   Primary shares | 73,534 | 5,614 | 33,790 | 112,938 |
|   DRIP | 4,234 | 283 | 387 | 4,904 |
| Stock grants, net of cancellations | — | — | 233 | 233 |
| Redemptions | (2,204) | (114) | (32) | (2,350) |
| Forfeitures | — | — | (27) | (27) |
| **Balance as of December 31, 2021** | 206,129 | 13,649 | 37,391 | 257,169 |
| Issuance of common stock: | | | | |
|   Primary shares | 40,034 | 7,308 | 18,636 | 65,978 |
|   DRIP | 4,002 | 355 | 981 | 5,338 |
| Stock grants, net of cancellations | — | — | 193 | 193 |
| Redemptions | (9,120) | (735) | (4,254) | (14,109) |
| Conversions | (13,780) | — | 13,780 | — |
| Forfeitures | — | — | (25) | (25) |
| **Balance as of December 31, 2022** | 227,265 | 20,577 | 66,702 | 314,544 |
| Issuance of common stock: | | | | |
|   Primary shares | 7,990 | 1,813 | 3,259 | 13,062 |
|   DRIP | 3,725 | 445 | 1,700 | 5,870 |
| Stock grants, net of cancellations | — | — | 197 | 197 |
| Redemptions | (29,182) | (2,425) | (13,437) | (45,044) |
| Conversions | (46,960) | — | 46,960 | — |
| Forfeitures | — | — | (23) | (23) |
| **Balance as of December 31, 2023** | 162,838 | 20,410 | 105,358 | 288,606 |

(1)  Includes 20,000 Class I shares sold to the Advisor in November 2014. See "Note 12" for additional information.

*Distributions.* The following table summarizes our distribution activity (including distributions to redeemable noncontrolling interests and distributions reinvested in shares of our common stock) for each of the quarters ended below:

| (in thousands, except per share data) | Declared per Common Share (1) | Common Stock Distributions Paid in Cash | Amount Other Cash Distributions (2) | Reinvested in Shares | Distribution Fees (3) | Gross Distributions (4) |
|---|---|---|---|---|---|---|
| **2023** | | | | | | |
| December 31 | $ 0.15000 | $ 16,483 | $ 1,270 | $ 22,196 | $ 4,987 | $ 44,936 |
| September 30 | 0.15000 | 16,825 | 1,296 | 22,550 | 5,721 | 46,392 |
| June 30 | 0.13625 | 15,490 | 1,177 | 20,357 | 6,344 | 43,368 |
| March 31 | 0.13625 | 15,284 | 1,107 | 20,653 | 6,806 | 43,850 |
| Total | $ 0.57250 | $ 64,082 | $ 4,850 | $ 85,756 | $ 23,858 | $ 178,546 |
| **2022** | | | | | | |
| December 31 | $ 0.13625 | $ 14,963 | $ 618 | $ 20,522 | $ 7,372 | $ 43,475 |
| September 30 | 0.13625 | 14,593 | 618 | 19,942 | 7,304 | 42,457 |
| June 30 | 0.13625 | 13,674 | 618 | 18,953 | 6,852 | 40,097 |
| March 31 | 0.13625 | 13,043 | 639 | 18,158 | 5,656 | 37,496 |
| Total | $ 0.54500 | $ 56,273 | $ 2,493 | $ 77,575 | $ 27,184 | $ 163,525 |
| **2021** | | | | | | |
| December 31 | $ 0.13625 | $ 12,429 | $ 179 | $ 16,900 | $ 5,146 | $ 34,654 |
| September 30 | 0.13625 | 11,020 | 178 | 15,219 | 4,263 | 30,680 |
| June 30 | 0.13625 | 8,552 | 179 | 12,295 | 3,373 | 24,399 |
| March 31 | 0.13625 | 6,721 | 179 | 10,310 | 3,240 | 20,450 |
| | $ 0.54500 | $ 38,722 | $ 715 | $ 54,724 | $ 16,022 | $ 110,183 |

(1) Amounts reflect the quarterly distribution rate authorized by our board of directors per Class T share, per Class D share, and per Class I share of common stock. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis. The distributions on Class T shares and Class D shares of common stock are reduced by the respective distribution fees that are payable with respect to such Class T shares and Class D shares.

(2) Consists of distributions paid to holders of OP Units for redeemable noncontrolling interests.

(3) Distribution fees are paid monthly to Ares Wealth Management Solutions, LLC (the "Dealer Manager") with respect to Class T shares and Class D shares issued in the primary portion of our public offerings only. All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers. Refer to "Note 12" for further detail regarding distribution fees.

(4) Gross distributions are total distributions before the deduction of any distribution fees relating to Class T shares and Class D shares issued in the primary portion of our public offerings.

## Redemptions

Below is a summary of redemptions and repurchases pursuant to our share redemption program for the years ended December 31, 2023, 2022 and 2021. All eligible redemption requests were fulfilled for the periods presented. Eligible redemption requests are requests submitted in good order by the request submission deadline set forth in the share redemption program. Our board of directors may modify or suspend our current share redemption programs if it deems such action to be in the best interest of our stockholders:

| (in thousands, except per share data) | For the Year Ended December 31, 2023 | 2022 | 2021 |
|---|---|---|---|
| Number of shares redeemed | 45,044 | 14,109 | 2,350 |
| Aggregate dollar amount of shares redeemed | $ 652,754 | $ 213,444 | $ 25,109 |
| Average redemption price per share | $ 14.49 | $ 15.13 | $ 10.68 |

## 10. REDEEMABLE NONCONTROLLING INTERESTS

The Operating Partnership's net income and loss will generally be allocated to the general partner and the limited partners in accordance with the respective percentage interest in the OP Units issued by the Operating Partnership.

The Operating Partnership issued OP Units to the Advisor and Former Sponsor as payment of the performance participation allocation (also referred to as the performance component of the advisory fee) pursuant to the Advisory Agreement. We have classified these OP Units as redeemable noncontrolling interests in mezzanine equity on the consolidated balance sheets. The redeemable noncontrolling interests are recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such OP Units at the end of each measurement period.

The following table summarizes the redeemable noncontrolling interests activity for the years ended December 31, 2023 and 2022:

| ($ and units in thousands) | For the Year Ended December 31, 2023 $ | Units | For the Year Ended December 31, 2022 $ | Units |
|---|---|---|---|---|
| **Balance at beginning of the year** | $ 69,553 | 4,532 | $ 15,687 | 1,311 |
| Settlement of prior year performance participation allocation (1) | 62,667 | 4,106 | 81,185 | 6,494 |
| Distributions to redeemable noncontrolling interests | (4,850) | — | (2,493) | — |
| Redemptions of redeemable noncontrolling interests | (3,979) | (292) | (40,915) | (3,273) |
| Net loss attributable to redeemable noncontrolling interests | (5,587) | — | (4,874) | — |
| Change from cash flow hedging activities and available-for-sale securities attributable to redeemable noncontrolling interests | (966) | — | 1,043 | — |
| Redemption value allocation adjustment to redeemable noncontrolling interests (2) | (2,528) | — | 19,920 | — |
| **Ending balance** | $ 114,310 | 8,346 | $ 69,553 | 4,532 |

(1) The 2022 performance participation allocation in the amount of $140.5 million became payable on December 31, 2022, and the Advisor elected to settle a portion of the amount owed in cash in the amount of $77.8 million, and the remainder in Class I OP Units in January 2023. The 2021 performance participation allocation in the amount of $81.2 million became payable on December 31, 2021, and was issued as 6,494,463 Class I OP Units in January 2022 to the holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the "Special Units"), AIREIT Incentive Fee LP (the "Special Unit Holder"). At the direction of the Advisor, and in light of our Former Sponsor having been the holder of the Special Units, for the first six months of 2021, the Special Unit Holder designated 3,221,460 of these Class I OP Units to entities affiliated with our Former Sponsor. The Special Unit Holder transferred 3,273,003 Class I OP Units to the Advisor thereafter.

(2) Represents the adjustment recorded to mark to the redemption value of the redeemable noncontrolling interests, which is equivalent to fair value as of December 31, 2023.

## 11. INCOME TAXES

We have concluded that there was no impact related to uncertain tax positions from our results of operations for the years ended December 31, 2023, 2022 and 2021. We had a net deferred tax asset of approximately $0.3 million as of December 31, 2023. We had no deferred tax assets as of December 31, 2022. The U.S. is the major tax jurisdiction for us and the earliest tax year subject to examination by the taxing authority is 2020.

### Distributions

Distributions to stockholders are characterized for U.S. federal income tax purposes as: (i) ordinary income; (ii) non-taxable return of capital; or (iii) long-term capital gain. Distributions that exceed our current and accumulated tax earnings and profits constitute a return of capital and reduce the stockholders' basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholders' basis in the common shares, the distributions will generally be treated as a gain from the sale or exchange of such stockholders' common shares. For taxable years beginning before January 1, 2026, all distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a taxable REIT subsidiary) which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income. At the beginning of each year, we notify our stockholders of the taxability of the distributions paid during the preceding year. The unaudited preliminary taxability of our 2023, 2022 and 2021 distributions were:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| (unaudited) | 2023 | 2022 | 2021 |
| Ordinary income | — % | — % | 11.6 % |
| Non-taxable return of capital | 100.0 | 100.0 | 34.8 |
| Long-term capital gain | — | — | 53.6 |
| Total distribution | 100.0 % | 100.0 % | 100.0 % |

Though we owed no performance participation allocation for 2023, the taxability of distributions remained unchanged in 2023 as compared to 2022, due to the increase in interest expense and tax depreciation. The decrease in taxable income for the year ended December 31, 2022, compared to the same period of the previous year, is primarily due to (i) the increase in the incentive-based performance participation allocation to $140.5 million for the year ended December 31, 2022, as compared to $81.2 million for the same period of the previous year and (ii) our Advisor's election to settle 55.4% of the 2022 performance participation allocation in cash instead of OP Units, which is deductible as an ordinary business deduction, as compared to the 2021 performance participation allocation, which the Advisor elected to settle entirely in OP Units, which is not deductible for tax purposes.

## 12. RELATED PARTY TRANSACTIONS

We rely on the Advisor, a related party, to manage our day-to-day operating and acquisition activities and to implement our investment strategy pursuant to the terms of the Advisory Agreement. The current term of the Advisory Agreement ends April 30, 2024, subject to renewals by our board of directors for an unlimited number of successive one-year periods. The Dealer Manager provides dealer manager services in connection with the third public offering pursuant to the terms of the dealer manager agreement, dated as of February 11, 2022 (the "Dealer Manager Agreement"), by and among us, the Advisor and the Dealer Manager. On July 1, 2021, Ares closed on the acquisition of Black Creek Group's U.S. real estate investment advisory and distribution business, including our Former Advisor (the "Transaction"). On the same date, our Former Advisor assigned the then-current advisory agreement to our New Advisor. Ares did not acquire the Former Sponsor, and we now consider Ares real estate to be our sponsor. Prior to the Transaction, the Former Sponsor, which owned the Former Advisor, was directly or indirectly majority owned by the founders of the Former Sponsor and/or their affiliates and the Former Sponsor and the Former Advisor were jointly controlled by founders of the Former Sponsor and/or their respective affiliates. The Advisor, the Sponsor and the Dealer Manager receive compensation in the form of fees and expense reimbursements for services relating to the securities offerings and for the investment and management of our assets. The following is a description of the fees and expense reimbursements payable to the Advisor, the Sponsor, and the Dealer Manager. This summary does not purport to be a complete summary of the Advisory Agreement, the Dealer Manager Agreement, and the eleventh amended and restated limited partnership agreement of the Operating Partnership. As used below, "Fund Interests" means our outstanding shares of common stock, along with the OP Units, which may be or were held directly or indirectly by the Advisor, our Former Sponsor, members or affiliates or our Former Sponsor, and third parties.

***Selling Commissions, Dealer Manager Fees and Distribution Fees.*** The Dealer Manager is entitled to receive upfront selling commissions and dealer manager fees with respect to Class T shares sold in the primary offering. The upfront selling commissions and dealer manager fees are calculated as a percentage of the offering price at the time of purchase of such shares. All or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed to, participating broker dealers. In addition, the Dealer Manager is entitled to receive ongoing distribution fees based on the NAV of Class T shares and Class D shares sold in the primary portion of the offerings. The distribution fees will be payable monthly in arrears and will be paid on a continuous basis from year to year. The Dealer Manager will reallow the distribution fees to participating broker dealers and broker dealers servicing accounts of investors who own Class T shares and/or Class D shares. The following table details the selling commissions, dealer manager fees and distribution fees applicable for each share class. With respect to Class T shares, the distribution fees were payable at a rate of 1.0% of NAV per annum for periods prior to March 1, 2021. With respect to Class D shares, the distribution fees are payable at a rate of 0.25% of NAV per annum for periods after December 31, 2021.

| | Class T | Class D | Class I |
|---|---|---|---|
| Selling commissions (as % of offering price) | up to 2.0 % | — % | — % |
| Dealer manager fees (as % of offering price) | up to 2.5 % | — % | — % |
| Distribution fees (as % of NAV per annum) | 0.85 % | 0.50 % | — % |

We will cease paying the distribution fees with respect to individual Class T shares and Class D shares when they are no longer outstanding, including as a result of a conversion to Class I shares. Each Class T share or Class D share held within a stockholder's account shall automatically and without any action on the part of the holder thereof convert into a number of Class I shares at the applicable conversion rate on the earliest of: (i) a listing of any shares of our common stock on a national securities exchange; (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets; and (iii) the end of the month in which the Dealer Manager, in conjunction with our transfer agent, determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through the distribution reinvestment plan or received as stock dividends) equals or exceeds 8.5% of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in the primary portion of the offerings.

*Advisory Fee.* The advisory fee consists of a fixed component and a performance participation allocation. The fixed component of the advisory fee includes a fee that will be paid monthly to the Advisor for asset management services provided to us in an amount equal to $1/12^{th}$ of 1.25% of (a) the applicable monthly NAV per Fund Interest times the weighted-average number of Fund Interests for such month and (b) the consideration received by us or our affiliates for selling interests in properties under the DST Program. Prior to February 16, 2021, the fixed component of the advisory fee was accrued in the amount of $1/12^{th}$ of 0.80% of the aggregate cost of each real property asset within our portfolio. "Fund Interests" means the outstanding shares of our common stock and any OP Units held by third parties.

The performance participation allocation, which will be paid to the holder of a separate series of partnership interests in the Operating Partnership with special distribution rights (the "Special Units"), is a performance-based amount in the form of an allocation and distribution. This amount will be paid to the holder of the Special Units, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Advisor, all or a portion of this amount will be paid instead to the Special Unit Holder in the form of a cash fee, as described in the Advisory Agreement.

The performance participation allocation is calculated as the lesser of: (1) 12.5% of (a) the annual total return amount less (b) any loss carryforward; and (2) the amount equal to (x) the annual total return amount, less (y) any loss carryforward, less (z) the amount needed to achieve an annual total return amount equal to 5.0% of the NAV per Fund Interest at the beginning of such year (the "Hurdle Amount"). The foregoing calculations are calculated on a per Fund Interest basis and multiplied by the weighted average Fund Interests outstanding during the year. In no event will the performance participation allocation be less than zero. Accordingly, if the annual total return amount exceeds the Hurdle Amount plus the amount of any loss carryforward, then the performance participation allocation will be equal to 100.0% of such excess, but limited to 12.5% of the annual total return amount that is in excess of the loss carryforward.

The "annual total return amount" referred to above means all distributions paid or accrued per Fund Interest plus any change in NAV per Fund Interest since the end of the prior calendar year, adjusted to exclude the negative impact on annual total return resulting from our payment or obligation to pay, or distribute, as applicable, the performance participation allocation as well as ongoing distribution fees (i.e., our ongoing class-specific fees). If the performance participation allocation is being calculated with respect to a year in which we complete a liquidity event, for purposes of determining the annual total return amount, the change in NAV per Fund Interest will be deemed to equal the difference between the NAV per Fund Interest as of the end of the prior calendar year and the value per Fund Interest determined in connection with such liquidity event, as described in the Advisory Agreement. The "loss carryforward" referred to above tracks any negative annual total return amounts from prior years and offsets the positive annual total return amount for purposes of the calculation of the performance participation allocation. We completed the 2023 calendar year with an annual total return loss and therefore have a loss carryforward that will apply to future performance participation allocations. The loss carryforward as of December 31, 2023 is approximately $1.47 per Fund Interest (unaudited). Realization of the loss carryforward is contingent on future performance. As such, the loss carryforward is not included in the consolidated balance sheet as of December 31, 2023. Even after the offset of the loss carryforward, future performance participation allocations will be subject to the Hurdle Amount.

*Organization and Offering Expenses.* Beginning January 1, 2020, we either pay organization and offering expenses directly or reimburse the Advisor and the Dealer Manager for any organization and offering expenses that it pays on our behalf as and when incurred. Our total cumulative organization and offering expenses may not exceed 15.0% of the gross proceeds from the primary portion of the applicable offering. As such, we would not consider organization and offering expenses above that amount to be payable, but such amounts may become payable in the future. There were no organization and offering expenses owed to the Advisor by us as of December 31, 2023 and 2022. As of December 31, 2023, our cumulative organization and offering expenses had not exceeded 15.0% of the gross proceeds from the primary portion of the offerings.

*Development Fees.* Pursuant to the Advisory Agreement, we have agreed to pay the Advisor a development fee in connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements, of development properties or overseeing the provision of these services by third parties on behalf of us. The fee will be an amount that will be equal to 4.0% of total project cost of the development property (or our proportional interest therein with respect to real property held in joint ventures or other entities that are co-owned). If the Advisor engages a third party to provide development services, the third party will be compensated directly by us, and the Advisor will receive the development fee if it provides development oversight services.

*Fees from Other Services.* We may retain certain of the Advisor's affiliates, from time to time, for services relating to our investments or our operations, which may include property management services, leasing services, corporate services, statutory services, transaction support services, construction and development management, and loan management and servicing, and within one or more such categories, providing services in respect of asset and/or investment administration, accounting, technology, tax preparation, finance, treasury, operational coordination, risk management, insurance placement, human resources, legal and compliance, valuation and reporting-related services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, property, title and/or other types of insurance, management consulting and other similar operational matters. Any fees paid to the Advisor's affiliates for any such services will not reduce the advisory fees. Any such arrangements will be at market rates or reimbursement of costs.

*Acquisition Expense Reimbursements.* Pursuant to the Advisory Agreement, subject to certain limitations, we agreed to reimburse the Advisor for all acquisition expenses incurred on our behalf in connection with the selection, acquisition, development or origination of our investments, whether or not such investments are acquired. As these expense reimbursements were not directly attributable to a specified property, they were expensed as incurred on the consolidated statements of operations.

*Property-Level Accounting Services.* Pursuant to the Advisory Agreement, we have agreed to pay the Advisor a property accounting fee in connection with providing services related to accounting for real property operations, including the maintenance of the real property's books and records in accordance with GAAP and our policies, procedures, and internal controls, in a timely manner, and the processing of real property-related cash receipts and disbursements. The property accounting fee is equal to the difference between: (i) the property management fee charged with respect to each real property, which reflects the market rate for all real property management services, including property-level accounting services, based on rates charged for similar properties within the region or market in which the real property is located, and (ii) the amount paid to third-party property management firms for property management services, which fee is based on an arm's length negotiation with a third party property management service provider (the difference between (i) and (ii), the "property accounting fee").

## DST Program

*DST Program Dealer Manager Fees.* In connection with the DST Program, as described in "Note 7," Ares Industrial Real Estate Exchange LLC ("AIREX"), a wholly-owned subsidiary of our taxable REIT subsidiary that is wholly-owned by the Operating Partnership, entered into a dealer manager agreement with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct the private placements for interests reflecting an indirect ownership of up to $2.5 billion of interests. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through one or more purchase price "mark ups" of the initial estimated fair value of the DST Properties to be sold to investors, fees paid by the investors at the time of investment, or deductions from distributions paid to such investors.

AIREX will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. AIREX is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5.0% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or AIREX will pay the Dealer Manager ongoing fees in amounts up to 1.0% of the equity investment or net asset value thereof per year. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by AIREX; (c) customary promotional items; and (d) legal fees of the Dealer Manager.

Pursuant to the Advisory Agreement and Operating Partnership Agreement, DST Properties are included when calculating the fixed advisory fee and the performance participation allocation due to the Advisor. Furthermore, because the Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay the Advisor a fee equal to the fee paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

*DST Manager Fees.* AIREX Manager LLC (the "DST Manager"), a wholly owned subsidiary of the Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each DST holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to AIREX Advisor LLC ("DST Advisor"), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, AIREX may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a loan fee of up to 1.0% for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon, as discussed further below), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for the development and design of the DST Program and ongoing oversight of the offering and the DST Program. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of the Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager subject to the terms of the applicable DST Program offering documents.

In connection with the DST Program, AIREX maintains a loan program and may, upon request, provide DST Program Loans to certain purchasers of the interests in the DST Interests to finance a portion of the purchase price payable upon their acquisition of such DST Interests (the "Purchase Price"). The DST Program Loans are made by a subsidiary of ours (the "DST Lender"). The DST Program Loans may differ in original principal amounts. The original principal amount of the DST Program Loans expressed as a percentage of the total Purchase Price for the applicable DST Interests may also vary, but no DST Program Loan to any purchaser will exceed 50% of the Purchase Price paid by such purchaser for its DST Interest in the Trust, excluding the amount of the Origination Fee, as hereinafter defined. Each purchaser that elects to obtain a DST Program Loan, will pay an origination fee to the DST Manager equal to up to 1.0% of the original principal amount of its DST Program Loan (the "Origination Fee") upon origination of such DST Program Loan, which Origination Fee will be assigned by the DST Manager to an affiliate of the Advisor. The purchaser will be required to represent, among other things, that no portion of the Purchase Price for its DST Interest and no fee paid in connection with the acquisition of its DST Interest (including, without limitation, the Origination Fee) has been or will be funded with any nonrecourse indebtedness other than the DST Program Loan.

The table below summarizes the fees and expenses incurred by us for services provided by the Advisor and its affiliates, and by the Dealer Manager related to the services the Dealer Manager provided in connection with our securities offerings, and any related amounts payable:

| (in thousands) | For the Year Ended December 31, | | | Receivable (Payable) as of | |
| | 2023 | 2022 | 2021 | December 31, 2023 | December 31, 2022 |
| --- | ---: | ---: | ---: | ---: | ---: |
| Selling commissions and dealer manager fees (1) | $ 4,449 | $ 22,815 | $ 15,046 | $ — | $ — |
| Ongoing distribution fees (1)(2) | 23,858 | 27,175 | 16,022 | (1,549) | (2,459) |
| Advisory fee—fixed component | 74,092 | 67,561 | 28,558 | (5,813) | (6,371) |
| Performance participation allocation (3) | — | 140,505 | 81,185 | — | (140,505) |
| Other expense reimbursements (4)(5) | 12,116 | 12,452 | 11,434 | (2,799) | (2,624) |
| Property accounting fee (6) | 3,017 | 2,803 | 1,262 | 129 | (269) |
| DST Program selling commissions, dealer manager fees and distribution fees (1) | 6,393 | 8,584 | 3,527 | (852) | (672) |
| Other DST Program related costs (5) | 5,664 | 9,974 | 5,925 | (215) | (145) |
| Development fees (7) | 1,795 | 8,460 | 937 | (588) | (471) |
| Total | $ 131,384 | $ 300,329 | $ 163,896 | $ (11,687) | $ (153,516) |

(1) All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.

(2) The distribution fees are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable were approximately $64.5 million and $92.1 million as of December 31, 2023 and 2022, respectively.

(3) The 2022 performance participation allocation in the amount of $140.5 million became payable on December 31, 2022 and was settled in January 2023. The Advisor elected to settle the amounts owed partially in cash in the amount of $77.8 million and the remainder in 4.1 million OP Units.

(4) Other expense reimbursements include certain expenses incurred for organization and offering, acquisition and general administrative services provided to us under the Advisory Agreement, including, but not limited to, certain expenses described below after footnote 7, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment.

(5) Includes costs reimbursed to the Advisor related to the DST Program.

(6) The cost of the property management fee, including the property accounting fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain limited circumstances, we may pay for a portion of the property management fee, including the property accounting fee, without reimbursement from the tenant or tenants at a real property.

(7) Development fees are included in the total development project costs of the respective properties and are capitalized in construction in progress, which is included in net investment in real estate properties on our consolidated balance sheets. Amounts also include our proportionate share of development acquisition fees relating to the BTC Partnerships, which are included in investment in unconsolidated joint venture partnership(s) on our consolidated balance sheets.

Certain of the expense reimbursements described in the table above include a portion of the compensation expenses of officers, including a portion of compensation (whether paid in cash, stock, or other forms), benefits and other overhead costs of certain of our named executive officers, as well as employees of the Advisor or its affiliates related to activities for which the Advisor did not otherwise receive a separate fee. We incurred approximately $11.2 million, $11.4 million and $10.1 million for the years ended December 31, 2023, 2022 and 2021 respectively, for such compensation expenses reimbursable to the Advisor.

## Transactions with Affiliates

The Operating Partnership issued 100 Special Units to the Former Sponsor for consideration of $1,000. The Special Units are classified as noncontrolling interests. On July 1, 2021, the 100 Special Units were assigned to the Advisor and in December 2021, the Advisor assigned the 100 Special Units to its subsidiary, the Special Unit Holder.

## Performance Participation Allocation

The allocation of the performance participation interest is ultimately determined at the end of each calendar year and will be paid in Class I OP units or cash, at the election of the Advisor. The performance hurdle was not achieved as of December 31, 2023; therefore no performance participation allocation expense was recognized in our consolidated statements of operations for the year ended December 31, 2023. As the performance hurdle was achieved as of December 31, 2022, we recognized approximately $140.5 million of performance participation allocation expense in our consolidated statements of operations for the year ended December 31, 2022.

**Joint Venture Partnerships**

From the beginning of the first quarter of 2022 until the completion of the BTC II Partnership Transaction, the BTC II Partnership incurred approximately $1.8 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements. For the year ended December 31, 2021, the BTC Partnerships incurred in aggregate approximately $10.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to their respective service agreements.

For the year ended December 31, 2023, the BTC II B Partnership incurred approximately $2.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements. From the completion of the BTC II Partnership Transaction until December 31, 2022, the BTC II B Partnership incurred approximately $1.1 million in acquisition and asset management fees, and fees related to development, which were paid to affiliates of the Advisor pursuant to the respective service agreements.

## 13. NET INCOME (LOSS) PER COMMON SHARE

The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| (in thousands, except per share data) | 2023 | 2022 | 2021 |
| Net loss attributable to common stockholders—basic | $ (204,674) | $ (308,079) | $ (75,349) |
| Net loss attributable to redeemable noncontrolling interests | (5,587) | (4,874) | (498) |
| Net loss attributable to noncontrolling interests | 38 | 38 | 20 |
| Net loss attributable to common stockholders—diluted | $ (210,223) | $ (312,915) | $ (75,827) |
| Weighted-average shares outstanding—basic | 303,660 | 295,683 | 201,169 |
| Incremental weighted-average shares outstanding—diluted | 8,461 | 4,533 | 1,311 |
| Weighted-average shares outstanding—diluted | 312,121 | 300,216 | 202,480 |
| **Net loss per share attributable to common stockholders:** | | | |
| Basic | $ (0.67) | $ (1.04) | $ (0.37) |
| Diluted | $ (0.67) | $ (1.04) | $ (0.37) |

## 14. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| (in thousands) | 2023 | 2022 | 2021 |
| **Supplemental disclosure of non-cash investing and financing activities:** | | | |
| Interest paid related to consolidated indebtedness, net of capitalized interest | $ 118,575 | $ 70,667 | $ 21,772 |
| Interest paid related to DST Program | 62,507 | 32,157 | 1,757 |
| Distributions reinvested in common stock | 85,224 | 76,434 | 52,223 |
| Increase in DST Program Loans receivable through DST Program capital raising | 52,542 | 83,630 | 68,772 |
| Redeemable noncontrolling interests issued as settlement of performance participation allocation | 62,667 | 81,185 | 9,640 |
| Non-cash redemption of minority ownership interest in unconsolidated joint venture partnership | — | 91,028 | 279,340 |
| (Decrease) increase in accrued future ongoing distribution fees | (27,628) | 6,726 | 40,458 |
| (Decrease) increase in accrued capital expenditures | (33,214) | 58,902 | 2,433 |
| Non-cash selling commissions and dealer manager fees | 4,449 | 22,815 | 15,046 |

## Restricted Cash

Restricted cash consists of lender, insurance and property-related escrow accounts, as well as utility deposits. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the consolidated statements of cash flows:

| (in thousands) | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Beginning of period:** | | | |
| Cash and cash equivalents | $ 79,524 | $ 216,848 | $ 232,369 |
| Restricted cash | 499 | 887 | 530 |
| Cash, cash equivalents and restricted cash | $ 80,023 | $ 217,735 | $ 232,899 |
| **End of period:** | | | |
| Cash and cash equivalents | $ 14,322 | $ 79,524 | $ 216,848 |
| Restricted cash | 620 | 499 | 887 |
| Cash, cash equivalents and restricted cash | $ 14,942 | $ 80,023 | $ 217,735 |

## 15. NONCONTROLLING INTERESTS

### Special Units

In November 2014, the Operating Partnership issued 100 Special Units to the parent of the Former Advisor for consideration of $1,000. On July 1, 2021, the 100 Special Units were assigned to the Advisor. In December 2021, the Special Units were assigned by the Advisor to the Special Unit Holder. The holder of the Special Units does not participate in the profits and losses of the Operating Partnership. The holder of the Special Units will be paid a performance participation allocation. Refer to "Note 12" for details regarding the performance participation allocation and Class I OP Units issued as payment for the performance participation allocation. This amount will be paid to the Special Unit Holder, so long as the Advisory Agreement has not been terminated, as a performance participation interest with respect to the Special Units or, at the election of the Advisor, will be paid instead to the Advisor in the form of a cash fee, as described in the Advisory Agreement. The limited partner interests not owned by us are presented as noncontrolling interests in the consolidated financial statements. The noncontrolling interests are reported on the consolidated balance sheets within permanent equity, separate from stockholders' equity.

### Subsidiary REITs

As of December 31, 2023, we indirectly own and control the managing member of three Subsidiary REITs. Noncontrolling interests represent the portion of equity in the Subsidiary REIT that we do not own. Such noncontrolling interests are equity instruments presented in the consolidated balance sheet as of December 31, 2023 as noncontrolling interests within permanent equity. Such noncontrolling interests were issued by the Subsidiary REITS in the form of preferred shares, which are non-voting and have no rights to income or loss. The preferred shares are redeemable by the respective Subsidiary REIT at our discretion, through our ownership and control of the managing member. The following table includes details for each Subsidiary REIT:

| Subsidiary REIT Acquisition | Date Acquired | Number of Shares | Par Value | Annual Preferred Dividend | Dividend Payable as of December 31, | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | | | 2023 (1) | 2022 (1) |
| Executive Airport II | 9/3/2020 | 125 | $ 1,000 | 12.5% | $ 7,812 | $ 7,812 |
| Build-To-Core Logistics Portfolio | 6/15/2021 | 122 | $ 500 | 12.0% | $ — | $ — |
| Hainesport Commerce Center | 12/21/2021 | 125 | $ 1,000 | 12.0% | $ — | $ — |

(1) Recorded in accounts payable and accrued expenses on our consolidated balance sheets.

## 16. COMMITMENTS AND CONTINGENCIES

**Litigation**

From time to time, we and our subsidiaries may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2023, we and our subsidiaries were not involved in any material legal proceedings.

**Environmental Matters**

A majority of the properties we acquire have been or will be subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of land. We have or may acquire certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous material. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of December 31, 2023.

## 17. SUBSEQUENT EVENTS

Subsequent to December 31, 2023, we sold two industrial properties for an aggregate contractual purchase price of $35.1 million. Our accounting basis (net of accumulated depreciation and amortization) for these properties as of the disposition date was approximately $27.0 million.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2023. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

### Internal Control Over Financial Reporting

*Management's Annual Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

*Changes in Internal Control Over Financial Reporting*

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

During the year ended December 31, 2023, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

**PART III**

## ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included under the headings "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our definitive proxy statement for our 2024 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

## ITEM 11.  EXECUTIVE COMPENSATION

The information required by this item will be included under the heading "Compensation of Directors and Executive Officers" in our definitive proxy statement for our 2024 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

## ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2024 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

## ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for our 2024 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

## ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included under the heading "Principal Accountant Fees and Services" in our definitive proxy statement for our 2024 Annual Meeting of Stockholders, and such required information is incorporated herein by reference.

# PART IV

## ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  1. *Financial Statements*—The financial statements are included under Item 8 of this report.

2. *Financial Statement Schedule*—The following financial statement schedule is included in Item 15(c):

Schedule III—Real Estate and Accumulated Depreciation.

All other financial statement schedules are not required under the related instructions or because the required information has been disclosed in the consolidated financial statements and the notes related thereto.

(b)  Exhibits

The following exhibits are filed as part of this Annual Report on Form 10-K:

| EXHIBIT NUMBER | DESCRIPTION |
| --- | --- |
| 3.1 | Third Articles of Amendment and Restatement. Incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-200594) filed with the SEC on June 30, 2017. |
| 3.2 | Articles of Amendment. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on August 4, 2020. |
| 3.3 | Articles of Amendment (name change and designation of Class D shares). Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on February 11, 2022. |
| 3.4 | Sixth Amended and Restated Bylaws of Ares Industrial Real Estate Income Trust Inc. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on December 14, 2023. |
| 4.1 | Second Amended and Restated Share Redemption Program, effective as of February 11, 2022. Incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed with the SEC on March 9, 2022. |
| 4.2 | Fourth Amended and Restated Distribution Reinvestment Plan. Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K filed with the SEC on March 9, 2022. |
| 4.3 | Description of Securities Registered Pursuant to Section 12(g) of the Securities Exchange Act of 1934. Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed with the SEC on March 9, 2022. |
| 10.1 | Second Amended and Restated Dealer Manager Agreement, dated February 11, 2022, by and between Ares Industrial Real Estate Income Trust Inc. and Ares Wealth Management Solutions, LLC. Incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed with the SEC on March 9, 2022. |
| 10.2 | Loan Agreement, dated as of December 9, 2021, by and among BCI IV 485 DC LLC, BCI IV Valwood Crossroads DC LP, BCI IV Logistics Center at 33 LLC, BCI IV Harvill Business Center LP, BCI IV Princess Logistics Center LLC, BCI IV 1 Stanley Drive LLC, BCI IV York DC LLC, BCI IV Stockton DC LP, BCI IV Arrow Route DC LLC, BCI IV Lodi DC LLC and Teachers Insurance and Annuity Association of America. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 15, 2021. |
| 10.3 | Amended and Restated Advisory Agreement (2023), dated as of April 30, 2023, by and among Ares Industrial Real Estate Income Trust Inc., AIREIT Operating Partnership LP and Ares Commercial Real Estate Management LLC. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 3, 2023. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.4 | Eleventh Amended and Restated Limited Partnership Agreement of AIREIT Operating Partnership LP, dated as of February 13, 2023. Incorporated by reference to Exhibit 10.3 to Post-Effective Amendment No. 25 to the Registration Statement on Form S-11 (File No. 333-255376) filed with the SEC on April 4, 2023. |
| 10.5 | Third Amended and Restated Equity Incentive Plan of Ares Industrial Real Estate Income Trust Inc., effective February 11, 2022. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the SEC on March 9, 2022. |
| 10.6 | Second Amended and Restated Private Placement Equity Incentive Plan of Ares Industrial Real Estate Income Trust Inc., effective February 11, 2022. Incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed with the SEC on March 9, 2022. |
| 10.7 | Master Transaction Agreement, dated as of June 15, 2021, by and between IPT BTC I GP LLC, IPT BTC I LP LLC and QR Master Holdings USA II LP. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 15, 2021. |
| 10.8 | Distribution and Redemption Agreement, dated as of June 15, 2021, by and between IPT BTC I GP LLC, IPT BTC I LP LLC and Build-To-Core Industrial Partnership I LP. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on June 15, 2021. |
| 10.9 | Membership Interest Purchase Agreement, dated as of June 15, 2021, by and between BTC I REIT B LLC and BTC I REIT A LLC. Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on June 15, 2021. |
| 10.10 | Contribution, Distribution and Redemption Agreement, dated as of June 15, 2021, by and between Build-To-Core Industrial Partnership I LP and Industrial Property Advisors Sub I LLC. Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on June 15, 2021. |
| 10.11 | Form of Indemnification Agreement entered into between Ares Industrial Real Estate Income Trust Inc. (formerly known as Black Creek Industrial REIT IV Inc.) and each of its executive officers and directors. Incorporated by reference to Exhibit 10.6 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-200594) filed with the Securities and Exchange Commission on July 1, 2016. |
| 10.12 | Selected Dealer Agreement, dated as of October 28, 2019, by and among Ares Industrial Real Estate Income Trust Inc. (formerly known as Black Creek Industrial REIT IV Inc.), BCI IV Advisors LLC, Ares Wealth Management Solutions, LLC (formerly known as Black Creek Capital Markets, LLC), BCI IV Advisors Group LLC, and Ameriprise Financial Services, Inc. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 1, 2019. |
| 10.13 | Cost Reimbursement Agreement, dated as of October 28, 2019, by and among Ares Industrial Real Estate Income Trust Inc. (formerly known as Black Creek Industrial REIT IV Inc.), BCI IV Advisors LLC, Ares Wealth Management Solutions LLC (formerly Black Creek Capital Markets, LLC), and American Enterprise Investment Services, Inc. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 1, 2019. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.14 | Third Amended and Restated Credit Agreement, dated March 31, 2022, by and among AIREIT Operating Partnership LP, as Borrower, Wells Fargo Bank, National Association, as Lender and Administrative Agent, Bank of America, N.A., as Lender and Syndication Agent, Wells Fargo Securities, LLC, as a Joint Lead Arranger and Joint Bookrunner, BofA Securities, Inc., as a Joint Lead Arranger and Joint Bookrunner, Capital One, National Association, as Lender and Joint Lead Arranger for the Revolving Credit Facility, Truist Bank, as Lender and Joint Lead Arranger for the Revolving Credit Facility, U.S. Bank National Association, as Lender and Joint Lead Arranger for the Revolving Credit Facility, Regions Bank, as Lender and Joint Lead Arranger for the Term Facility and PNC Bank, National Association, as Lender and Joint Lead Arranger for the Term Facility. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 6, 2022. |
| 10.15 | First Amendment to the Third Amended and Restated Credit Agreement, dated November 9, 2022, by and among AIREIT Operating Partnership LP, as Borrower, Wells Fargo Bank, National Association, as Lender and Administrative Agent, Bank of America, N.A., as Lender and Syndication Agent, Wells Fargo Securities, LLC, as a Joint Lead Arranger and Joint Bookrunner, BofA Securities, Inc., as a Joint Lead Arranger and Joint Bookrunner, Capital One, National Association, as Lender and Joint Lead Arranger for the Revolving Credit Facility, Truist Bank, as Lender and Joint Lead Arranger for the Revolving Credit Facility, U.S. Bank National Association, as Lender and Joint Lead Arranger for the Revolving Credit Facility, Regions Bank, as Lender and Joint Lead Arranger for the Term Facility and PNC Bank, National Association, as Lender and Joint Lead Arranger for the Term Facility. Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K Filed with the SEC on March 20, 2023. |
| 10.16 | Credit Agreement, dated May 6, 2021, among AIREIT Operating Partnership, LP (formerly known as BCI IV Operating Partnership, LP), as Borrower, JPMorgan Chase Bank, N.A, as Administrative Agent and Lender, Joint Lead Arranger and Joint Bookrunner, Wells Fargo Bank., N.A., as Lender and Co-Syndication Agent, Bank of America, N.A., as a Lender and Co-Syndication Agent, PNC Bank, National Association, as a Lender and Co-Syndication Agent, Truist Bank, as a Lender and Co-Syndication Agent, Wells Fargo Securities, LLC, as Joint Lead Arranger and Joint Bookrunner, BofA Securities, Inc., as Joint Lead Arranger, PNC Capital Markets as Joint Lead Arranger, Truist Securities, Inc., as Joint Lead Arranger, U.S. Bank National Association, as a Lender, Capital One, N.A., as a Lender, Regions Bank, as a Lender, Zions Bancorporaton, N.A., as a Lender, MUFG Union Bank., N.A., as a Lender, Eastern Bank, as a Lender, and Associated Bank, National Association, as a Lender. Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed with the SEC on March 20, 2023. |
| 10.17 | First Amendment to Credit Agreement, dated May 9, 2021, among AIREIT Operating Partnership (formerly known as BCI IV Operating Partnership, LP), as Borrower, JPMorgan Chase Bank, N.A, as Administrative Agent and Lender, Joint Lead Arranger and Joint Bookrunner, Wells Fargo Bank., N.A., as Lender and Co-Syndication Agent, Bank of America, N.A., as a Lender and Co-Syndication Agent, PNC Bank, National Association, as a Lender and Co-Syndication Agent, Truist Bank, as a Lender and Co-Syndication Agent, Wells Fargo Securities, LLC, as Joint Lead Arranger and Joint Bookrunner, BofA Securities, Inc., as Joint Lead Arranger, PNC Capital Markets as Joint Lead Arranger, Truist Securities, Inc., as Joint Lead Arranger, U.S. Bank National Association, as a Lender, Capital One, N.A., as a Lender, Regions Bank, as a Lender, Zions Bancorporaton, N.A., as a Lender, MUFG Union Bank., N.A., as a Lender, Eastern Bank, as a Lender, and Associated Bank, National Association, as a Lender. Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed with the SEC on March 20, 2023. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.18 | Second Amendment to Credit Agreement, dated November 9, 2022, among AIREIT Operating Partnership LP (formerly known as BCI IV Operating Partnership LP), as Borrower, JPMorgan Chase Bank, N.A, as Administrative Agent and Lender, Joint Lead Arranger and Joint Bookrunner, Wells Fargo Bank., N.A., as Lender and Co-Syndication Agent, Bank of America, N.A., as a Lender and Co-Syndication Agent, PNC Bank, National Association, as a Lender and Co-Syndication Agent, Truist Bank, as a Lender and Co-Syndication Agent, Wells Fargo Securities, LLC, as Joint Lead Arranger and Joint Bookrunner, BofA Securities, Inc., as Joint Lead Arranger, PNC Capital Markets as Joint Lead Arranger, Truist Securities, Inc., as Joint Lead Arranger, U.S. Bank National Association, as a Lender, Capital One, N.A., as a Lender, Regions Bank, as a Lender, Zions Bancorporaton, N.A., as a Lender, MUFG Union Bank., N.A., as a Lender, Eastern Bank, as a Lender, and Associated Bank, National Association, as a Lender. Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the SEC on March 20, 2023. |
| 10.19 | Form of Director Stock Grant Agreement for Amended and Restated Equity Incentive Plan of Ares Industrial Real Estate Income Trust Inc. (formerly known as Black Creek Industrial REIT IV Inc.). Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the SEC on March 6, 2019. |
| 10.20 | Form of Restricted Stock Agreement for Consultants for Amended and Restated Equity Incentive Plan of Ares Industrial Real Estate Income Trust Inc. (formerly known as Black Creek Industrial REIT IV Inc.). Incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed with the SEC on March 6, 2019. |
| 10.21 | Form of Restricted Stock Agreement for Private Placement Equity Incentive Plan of Ares Industrial Real Estate Income Trust Inc. (formerly known as Black Creek Industrial REIT IV Inc.). Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the SEC on March 6, 2019. |
| 10.22 | Agreement of Limited Partnership of Build-To-Core Industrial Partnership II LP, dated as of May 19, 2017, by and among IPT BTC II GP LLC, IPT BTC II LP LLC, Industrial Property Advisors Sub IV LLC, BCG BTC II Investors LLC, bcIMC (WCBAF) Realpool Global Investment Corporation, bcIMC (College) US Realty Inc., bcIMC (Municipal) US Realty Inc., bcIMC (Public Service) US Realty Inc., bcIMC (Teachers) US Realty Inc., bcIMC (WCB) US Realty Inc., bcIMC (Hydro) US Realty Inc., and QuadReal US Holdings Inc. Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on November 10, 2020. |
| 10.23 | First Amendment to Agreement of Limited Partnership of Build-To-Core Industrial Partnership II LP, dated January 31, 2018, by and among IPT BTC II GP LLC, IPT BTC II LP LLC, Industrial Property Advisors Sub IV LLC, BCG BTC II Investors LLC, bcIMC (WCBAF) Realpool Global Investment Corporation, bcIMC (College) US Realty Inc., bcIMC (Municipal) US Realty Inc., bcIMC (Public Service) US Realty Inc., bcIMC (Teachers) US Realty Inc., bcIMC (WCB) US Realty Inc., bcIMC (Hydro) US Realty Inc., and QuadReal US Holdings Inc. Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC on November 10, 2020. |
| 10.24 | Second Amendment to Agreement of Limited Partnership of Build-To-Core Industrial Partnership II LP, dated as of May 10, 2019, by and among IPT BTC II GP LLC, IPT BTC II LP LLC, Industrial Property Advisors Sub IV LLC, BCG BTC II Investors LLC, QR Master Holdings USA II LP and QuadReal US Holdings Inc. Incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed with the SEC on November 10, 2020. |
| 10.25 | Third Amendment to the Agreement of Limited Partnership of Build-To-Core Industrial Partnership II LP, dated as of July 15, 2020, by IPT BTC II GP LLC. Incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed with the SEC on November 10, 2020. |
| 10.26 | Agreement, dated as of May 19, 2017, by and among IPT BTC II GP LLC and Industrial Property Advisors Sub III LLC. Incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed with the SEC on November 10, 2020. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.27 | First Amendment to the Agreement, dated as of July 15, 2020, by and among IPT BTC II GP LLC and Industrial Property Advisors Sub III LLC. Incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed with the SEC on November 10, 2020. |
| 21.1* | List of Subsidiaries of Ares Industrial Real Estate Income Trust Inc. |
| 23.1* | Consent of KPMG LLP (Independent Registered Public Accounting Firm). |
| 31.1* | Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1** | Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 99.1* | Consent of Altus Group U.S., Inc. |
| 99.2 | Net Asset Value Calculation and Valuation Procedures. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the SEC on December 15, 2023. |
| 101 | The following materials from Ares Industrial Real Estate Income Trust Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 8, 2024, formatted in XBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Comprehensive Income (Loss), (vi) Consolidated Statements of Cash Flows, and (vii) Notes to the Consolidated Financial Statements. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

---

\*  Filed herewith.
\*\* Furnished herewith.

# ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

## SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

| ($ in thousands) | # of Buildings | Debt | Initial Cost to Company — Land | Initial Cost to Company — Buildings and Improvements (7) | Total Costs | Costs Capitalized or Adjustments Subsequent to Acquisition | Gross Amount Carried as of December 31, 2023 — Land | Gross Amount Carried as of December 31, 2023 — Buildings and Improvements (7) | Total Costs (8), (10) | Accumulated Depreciation and Amortization (9),(10) | Acquisition / Completion Date |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Consolidated Industrial Properties:** | | | | | | | | | | | |
| Ontario Industrial Center in Ontario, CA | 1 | $ — (1) | $ 5,225 | $ 5,370 | $ 10,595 | $ 1,002 | $ 5,225 | $ 6,372 | $ 11,597 | $ (2,313) | 2/26/18 |
| Medley Industrial Center in Medley, FL | 1 | — | 2,864 | 4,559 | 7,423 | 312 | 2,864 | 4,871 | 7,735 | (1,441) | 4/11/18 |
| Ontario Distribution Center in Ontario, CA | 1 | — (2) | 14,657 | 16,101 | 30,758 | 1,566 | 14,657 | 17,667 | 32,324 | (6,595) | 5/17/18 |
| Park 429 Logistics Center in Ocoee, FL | 2 | — | 7,963 | 36,919 | 44,882 | 320 | 7,963 | 37,239 | 45,202 | (7,120) | 6/7/18 |
| Pescadero Distribution Center in Tracy, CA | 1 | — (1) | 5,602 | 40,021 | 45,623 | 975 | 5,602 | 40,996 | 46,598 | (8,710) | 6/20/18 |
| Gothard Industrial Center in Huntington Beach, CA | 1 | — (1) | 5,325 | 4,771 | 10,096 | 421 | 5,325 | 5,192 | 10,517 | (1,715) | 6/25/18 |
| Midway Industrial Center in Odenton, MD | 1 | — (3) | 4,579 | 3,548 | 8,127 | 446 | 4,579 | 3,994 | 8,573 | (1,734) | 10/22/18 |
| Executive Airport Distribution Center I in Henderson, NV | 1 | — | 10,360 | 40,710 | 51,070 | 372 | 10,360 | 41,082 | 51,442 | (9,742) | 11/20/18 |
| Iron Run Distribution Center in Allentown, PA | 1 | — (3) | 5,483 | 10,039 | 15,522 | 258 | 5,483 | 10,297 | 15,780 | (3,380) | 12/4/18 |
| Elgin Distribution Center in Elgin, IL | 1 | — | 4,032 | 16,951 | 20,983 | 157 | 4,032 | 17,108 | 21,140 | (2,771) | 12/11/18 |
| Addison Distribution Center II in Addison, IL | 1 | — | 4,439 | 8,009 | 12,448 | 879 | 4,439 | 8,888 | 13,327 | (2,408) | 12/21/18 |
| Fontana Distribution Center in Fontana, CA | 1 | — (2) | 20,558 | 21,943 | 42,501 | 958 | 20,558 | 22,901 | 43,459 | (8,395) | 12/28/18 |
| Airport Industrial Center in Ontario, CA | 1 | — | 4,085 | 4,051 | 8,136 | 587 | 4,085 | 4,638 | 8,723 | (1,714) | 1/8/19 |
| Kelly Trade Center in Austin, TX | 1 | — | 2,686 | 12,654 | 15,340 | 1,981 | 2,686 | 14,635 | 17,321 | (3,712) | 1/31/19 |
| 7A Distribution Center in Robbinsville, NJ | 1 | — | 8,002 | 4,149 | 12,151 | 523 | 3,385 | 9,289 | 12,674 | (3,046) | 2/11/19 |
| Quakerbridge Distribution Center in Hamilton, NJ | 1 | — (3) | 3,434 | 5,160 | 8,594 | 982 | 2,334 | 7,242 | 9,576 | (2,281) | 3/11/19 |
| Hebron Airpark Logistics Center in Hebron, KY | 1 | — | 2,228 | 9,572 | 11,800 | 497 | 2,228 | 10,069 | 12,297 | (1,995) | 5/30/19 |
| Las Vegas Light Industrial Portfolio in Las Vegas, NV | 4 | — | 19,872 | 39,399 | 59,271 | 1,311 | 19,872 | 40,710 | 60,582 | (10,585) | 5/30/19 |
| Monte Vista Industrial Center in Chino, CA | 1 | — | 7,947 | 7,592 | 15,539 | 560 | 7,947 | 8,152 | 16,099 | (2,625) | 6/7/19 |
| King of Prussia Core Infill Portfolio in King of Prussia, PA | 5 | — (3) | 14,791 | 17,187 | 31,978 | 2,143 | 14,791 | 19,330 | 34,121 | (6,749) | 6/21/19 |
| Dallas Infill Industrial Portfolio in Arlington, TX | 3 | 38,000 | 17,159 | 74,981 | 92,140 | 5,941 | 17,159 | 80,922 | 98,081 | (18,110) | 6/28/19 |
| Dallas Infill Industrial Portfolio in Garland, TX | 2 | 11,250 | 3,545 | 20,370 | 23,915 | 594 | 3,545 | 20,964 | 24,509 | (3,792) | 6/28/19 |
| Edison Distribution Center in Edison, NJ | 1 | — (3) | 11,519 | 16,079 | 27,598 | 276 | 11,519 | 16,355 | 27,874 | (4,935) | 6/28/19 |
| 395 Distribution Center in Reno, NV | 2 | — (2) | 8,904 | 45,114 | 54,018 | 911 | 8,904 | 46,025 | 54,929 | (8,531) | 8/5/19 |
| I-80 Distribution Center in Reno, NV | 4 | — (1) | 11,645 | 60,364 | 72,009 | 2,133 | 11,645 | 62,497 | 74,142 | (12,684) | 9/4/19 |
| Avenue B Industrial Center in Bethlehem, PA | 1 | — | 2,190 | 4,923 | 7,113 | 108 | 2,190 | 5,031 | 7,221 | (1,756) | 9/11/19 |
| 485 Distribution Center in Shiremanstown, PA | 1 | — (4) | 6,145 | 36,914 | 43,059 | 267 | 6,145 | 37,181 | 43,326 | (7,062) | 9/13/19 |
| Weston Business Center in Weston, FL | 1 | — | 14,627 | 17,784 | 32,411 | 255 | 14,627 | 18,039 | 32,666 | (4,687) | 12/10/19 |
| Marigold Distribution Center in Redlands, CA | 1 | — | 15,660 | 24,075 | 39,735 | 1,820 | 15,660 | 25,895 | 41,555 | (6,760) | 12/20/19 |
| Bishops Gate Distribution Center in Mount Laurel, NJ | 1 | — (3) | 6,018 | 26,208 | 32,226 | 628 | 6,018 | 26,836 | 32,854 | (7,420) | 12/31/19 |
| Norcross Industrial Center in Peachtree Corner, GA | 1 | — | 3,220 | 6,285 | 9,505 | 6,008 | 3,220 | 12,293 | 15,513 | (2,686) | 3/23/20 |
| Port 146 Distribution Center in LaPorte, TX | 1 | — | 1,748 | 7,823 | 9,571 | 2,369 | 1,748 | 10,192 | 11,940 | (1,069) | 4/14/20 |
| Lima Distribution Center in Denver, CO | 1 | — | 1,853 | 9,769 | 11,622 | 212 | 1,853 | 9,981 | 11,834 | (2,729) | 4/15/20 |
| Valwood Crossroads in Carrollton, TX | 2 | — (4) | 12,457 | 57,542 | 69,999 | 170 | 12,457 | 57,712 | 70,169 | (9,931) | 5/11/20 |
| Eaglepoint LC in Brownsburg, IN | 1 | — | 3,598 | 36,618 | 40,216 | 109 | 3,598 | 36,727 | 40,325 | (7,017) | 5/26/20 |
| 7A DC II in Robbinsville Township, NJ | 1 | — (3) | 6,235 | 16,983 | 23,218 | 783 | 6,235 | 17,766 | 24,001 | (3,903) | 5/27/20 |
| Legacy Logistics Center in Salt Lake City, UT | 1 | — (1) | 5,590 | 34,128 | 39,718 | 1,995 | 5,590 | 36,123 | 41,713 | (6,189) | 6/3/20 |
| Logistics Center at 33 in Easton, PA | 1 | — (4) | 8,983 | 54,302 | 63,285 | 498 | 8,983 | 54,800 | 63,783 | (9,679) | 6/4/20 |
| Intermodal Logistics Center in Fort Worth, TX | 1 | — | 5,191 | 23,437 | 28,628 | 177 | 5,191 | 23,614 | 28,805 | (3,498) | 6/29/20 |
| Executive Airport Distribution Center II, III in Henderson, NV | 2 | — | 7,852 | 25,348 | 33,200 | 4,145 | 7,852 | 29,493 | 37,345 | (2,847) | 9/3/20 |
| Airpark International Logistics Center in Hebron, KY | 2 | — | 2,371 | 27,830 | 30,201 | 416 | 2,371 | 28,246 | 30,617 | (3,800) | 10/9/20 |
| Carlstadt Industrial Center in Carlstadt, NJ | 2 | — (3) | 16,989 | 20,541 | 37,530 | 1,165 | 16,989 | 21,706 | 38,695 | (5,388) | 11/10/20 |
| Nelson Industrial Center in La Puente, CA | 1 | — | 3,943 | 5,089 | 9,032 | 141 | 3,943 | 5,230 | 9,173 | (1,121) | 12/7/20 |
| Miraloma Industrial Center in Placentia, CA | 1 | — | 4,843 | 4,655 | 9,498 | 251 | 4,843 | 4,906 | 9,749 | (1,308) | 12/10/20 |
| Pennsy Logistics Center in Landover, MD | 2 | — (3) | 8,273 | 51,824 | 60,097 | 155 | 8,273 | 51,979 | 60,252 | (7,970) | 12/18/20 |
| Gerwig Distribution Center in Columbia, MD | 1 | — | 8,069 | 11,205 | 19,274 | 360 | 8,069 | 11,565 | 19,634 | (2,270) | 1/8/21 |
| Harvill Business Center in Perris, CA | 1 | — (4) | 14,098 | 46,490 | 60,588 | 41 | 14,098 | 46,531 | 60,629 | (5,821) | 3/10/21 |
| Princess Logistics Center in Lawrenceville, NJ | 1 | — (4) | 10,883 | 63,192 | 74,075 | 1,232 | 10,883 | 64,424 | 75,307 | (6,132) | 4/12/21 |

| ($ in thousands) | # of Buildings | Debt | Initial Cost to Company Land | Initial Cost to Company Buildings and Improvements (7) | Initial Cost to Company Total Costs | Costs Capitalized or Adjustments Subsequent to Acquisition | Gross Amount Carried as of December 31, 2023 Land | Gross Amount Carried as of December 31, 2023 Buildings and Improvements (7) | Gross Amount Carried as of December 31, 2023 Total Costs (8), (10) | Accumulated Depreciation and Amortization (9),(10) | Acquisition / Completion Date |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Rancho Cucamonga Business Center in Rancho Cucamonga, CA | 1 | — | 8,185 | 16,439 | 24,624 | 635 | 8,185 | 17,074 | 25,259 | (2,590) | 5/28/21 |
| Norton Distribution Center in Norton, MA | 1 | — | 4,350 | 28,063 | 32,413 | 252 | 4,350 | 28,315 | 32,665 | (4,784) | 6/1/21 |
| Build-To-Core Logistics Portfolio in Austin, TX | 5 | — (5) | 11,918 | 42,446 | 54,364 | 1,910 | 11,918 | 44,356 | 56,274 | (7,609) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Hayward, CA | 1 | — (5) | 39,357 | 91,117 | 130,474 | 3,649 | 39,357 | 94,766 | 134,123 | (8,050) | 6/15/21 |
| Build-To-Core Logistics Portfolio in LaPorte, TX | 1 | — | 1,998 | 15,261 | 17,259 | 485 | 1,998 | 15,746 | 17,744 | (1,701) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Lehigh Valley, PA | 1 | — | 14,522 | 49,076 | 63,598 | 2,018 | 14,522 | 51,094 | 65,616 | (5,216) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Lodi, NJ | 2 | — (4) | 18,545 | 78,491 | 97,036 | 408 | 18,545 | 78,899 | 97,444 | (6,590) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Rancho Cucamonga, CA | 1 | — (4) | 26,126 | 71,385 | 97,511 | (251) | 26,126 | 71,134 | 97,260 | (8,759) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Richmond, CA | 1 | — | 6,954 | 33,862 | 40,816 | 1,301 | 7,045 | 35,072 | 42,117 | (3,022) | 6/15/21 |
| Build-To-Core Logistics Portfolio in San Diego, CA | 2 | — (5) | 7,999 | 34,888 | 42,887 | 30 | 7,999 | 34,918 | 42,917 | (3,723) | 6/15/21 |
| Build-To-Core Logistics Portfolio in San Jose, CA | 1 | — | 9,799 | 23,467 | 33,266 | 332 | 9,799 | 23,799 | 33,598 | (2,198) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Suwanee, GA | 4 | — (5) | 5,612 | 65,492 | 71,104 | 3,724 | 5,612 | 69,216 | 74,828 | (12,420) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Tacoma, WA | 2 | — (2) | 29,942 | 144,714 | 174,656 | 1,287 | 29,942 | 146,001 | 175,943 | (14,756) | 6/15/21 |
| Build-To-Core Logistics Portfolio in Tracy, CA | 1 | — (5) | 3,564 | 50,196 | 53,760 | (9) | 3,564 | 50,187 | 53,751 | (4,679) | 6/15/21 |
| Benchmark Distribution Center in Houston, TX | 1 | — | 4,809 | 14,842 | 19,651 | 1,186 | 4,809 | 16,028 | 20,837 | (1,857) | 6/18/21 |
| Key Logistics Portfolio in Allentown, PA | 1 | — | 2,876 | 15,208 | 18,084 | 1,000 | 2,876 | 16,208 | 19,084 | (2,352) | 7/14/21 |
| Key Logistics Portfolio in Auburn, WA | 3 | — | 7,822 | 34,089 | 41,911 | 1,043 | 7,822 | 35,132 | 42,954 | (4,485) | 7/14/21 |
| Key Logistics Portfolio in Aurora, CO | 1 | — | 1,818 | 9,147 | 10,965 | — | 1,818 | 9,147 | 10,965 | (1,534) | 7/14/21 |
| Key Logistics Portfolio in Boca Raton, FL | 1 | — | 4,959 | 8,586 | 13,545 | 199 | 4,959 | 8,785 | 13,744 | (2,014) | 7/14/21 |
| Key Logistics Portfolio in Glen Burnie, MD | 1 | — (3) | 2,545 | 17,976 | 20,521 | 84 | 2,545 | 18,060 | 20,605 | (3,430) | 7/14/21 |
| Key Logistics Portfolio in Kent, WA | 4 | — | 11,478 | 27,605 | 39,083 | 1,018 | 11,478 | 28,623 | 40,101 | (4,854) | 7/14/21 |
| Key Logistics Portfolio in King of Prussia, PA | 2 | — (3) | 4,120 | 17,984 | 22,104 | 508 | 4,120 | 18,492 | 22,612 | (3,408) | 7/14/21 |
| Key Logistics Portfolio in Lanham, MD | 1 | — (3) | 3,979 | 18,147 | 22,126 | 671 | 3,979 | 18,818 | 22,797 | (2,327) | 7/14/21 |
| Key Logistics Portfolio in Lincolnshire, IL | 1 | — | 1,695 | 11,939 | 13,634 | 58 | 1,695 | 11,997 | 13,692 | (1,469) | 7/14/21 |
| Key Logistics Portfolio in Louisville, KY | 5 | — | 8,248 | 117,907 | 126,155 | 1,516 | 8,248 | 119,423 | 127,671 | (18,545) | 7/14/21 |
| Key Logistics Portfolio in Mechanicsburg, PA | 1 | — | 2,205 | 11,882 | 14,087 | 495 | 2,205 | 12,377 | 14,582 | (2,041) | 7/14/21 |
| Key Logistics Portfolio in Memphis, TN | 6 | — | 6,873 | 103,715 | 110,588 | 2,737 | 6,873 | 106,452 | 113,325 | (21,076) | 7/14/21 |
| Key Logistics Portfolio in Olive Branch, MS | 1 | — | 2,656 | 29,453 | 32,109 | 89 | 2,656 | 29,542 | 32,198 | (3,685) | 7/14/21 |
| Key Logistics Portfolio in Ontario, CA | 3 | — | 13,418 | 38,965 | 52,383 | 442 | 13,418 | 39,407 | 52,825 | (6,470) | 7/14/21 |
| Key Logistics Portfolio in Pompano Beach, FL | 2 | — | 4,431 | 10,992 | 15,423 | 394 | 4,431 | 11,386 | 15,817 | (1,866) | 7/14/21 |
| Key Logistics Portfolio in Renton, WA | 1 | — | 4,745 | 13,612 | 18,357 | — | 4,745 | 13,612 | 18,357 | (2,280) | 7/14/21 |
| Key Logistics Portfolio in Salt Lake City, UT | 2 | — | 5,966 | 53,720 | 59,686 | 487 | 5,966 | 54,207 | 60,173 | (8,725) | 7/14/21 |
| Key Logistics Portfolio in Stockton, CA | 4 | — (4) | 15,700 | 73,083 | 88,783 | 1,665 | 15,700 | 74,748 | 90,448 | (12,621) | 7/14/21 |
| Key Logistics Portfolio in Tacoma, WA | 1 | — | 3,844 | 6,354 | 10,198 | 202 | 3,844 | 6,556 | 10,400 | (999) | 7/14/21 |
| Key Logistics Portfolio in Totowa, NJ | 1 | — (3) | 11,530 | 46,672 | 58,202 | 1,170 | 11,530 | 47,842 | 59,372 | (7,202) | 7/14/21 |
| Key Logistics Portfolio in Tracy, CA | 2 | — | 11,240 | 47,595 | 58,835 | 1,307 | 11,240 | 48,902 | 60,142 | (7,573) | 7/14/21 |
| Key Logistics Portfolio in Upper Marlboro, MD | 1 | — | 2,206 | 4,926 | 7,132 | 1,432 | 2,206 | 6,358 | 8,564 | (680) | 7/14/21 |
| Key Logistics Portfolio in Valencia, CA | 1 | — | 6,555 | 11,619 | 18,174 | 53 | 6,555 | 11,672 | 18,227 | (1,305) | 7/14/21 |
| Key Logistics Portfolio in Wayne, NJ | 1 | — (3) | 5,800 | 13,770 | 19,570 | 1,600 | 5,800 | 15,370 | 21,170 | (1,954) | 7/14/21 |
| Key Logistics Portfolio in York, PA | 1 | — (4) | 4,645 | 20,466 | 25,111 | 1,546 | 4,645 | 22,012 | 26,657 | (3,834) | 7/14/21 |
| Stonewood Logistics Center in York, PA | 1 | — | 1,193 | 18,150 | 19,343 | 1,471 | 1,193 | 19,621 | 20,814 | (1,648) | 7/16/21 |
| Heron Industrial Center in Swedesboro, NJ | 1 | — | 5,622 | 20,377 | 25,999 | 283 | 5,622 | 20,660 | 26,282 | (4,224) | 7/21/21 |
| Colony Crossing Logistics Portfolio in Houston, TX | 2 | — | 5,258 | 16,311 | 21,569 | 775 | 5,258 | 17,086 | 22,344 | (2,820) | 8/17/21 |
| Harvill Industrial Center in Riverside, CA | — | — | 7,532 | — | 7,532 | 5,172 | 7,782 | 4,922 | 12,704 | — | 8/23/21 |
| Commerce Farms Logistics Center in Lebanon, TN | 1 | — | 3,117 | 60,704 | 63,821 | 1,078 | 3,117 | 61,782 | 64,899 | (7,230) | 8/25/21 |
| North County Commerce Center in Vista, CA | 5 | — (2) | 42,171 | 104,961 | 147,132 | 1,050 | 42,171 | 106,011 | 148,182 | (16,334) | 8/30/21 |
| Performance Distribution Center in Stockton, CA | 1 | — (2) | 9,733 | 19,799 | 29,532 | 33 | 9,733 | 19,832 | 29,565 | (2,099) | 9/7/21 |
| Madison Distribution Center in Tampa, FL | 1 | — | 766 | 12,236 | 13,002 | 9 | 766 | 12,245 | 13,011 | (1,322) | 9/17/21 |
| 355 Logistics Center in Lockport, IL | 2 | — | 3,360 | 62,062 | 65,422 | 2,554 | 3,360 | 64,616 | 67,976 | (6,764) | 10/1/21 |
| 1 Stanley Drive in Aston, PA | 1 | — (4) | 1,265 | 20,974 | 22,239 | 98 | 1,265 | 21,072 | 22,337 | (2,123) | 10/6/21 |
| Gilbert Gateway Commerce Park in Gilbert, AZ | 3 | — (2) | 8,129 | 80,026 | 88,155 | 3,036 | 8,129 | 83,062 | 91,191 | (7,997) | 10/6/21 |
| California Business Center in Salt Lake City, UT | 2 | — | 4,780 | 26,290 | 31,070 | 694 | 4,780 | 26,984 | 31,764 | (4,736) | 10/21/21 |
| Molto Portfolio in Aurora, IL | 1 | — | 5,169 | 32,432 | 37,601 | 787 | 5,169 | 33,219 | 38,388 | (2,790) | 11/17/21 |
| Molto Portfolio in Hebron, KY | 1 | — | 1,857 | 20,674 | 22,531 | — | 1,857 | 20,674 | 22,531 | (1,574) | 11/17/21 |
| Molto Portfolio in Houston, TX | 2 | — | 7,370 | 70,096 | 77,466 | 1,563 | 7,370 | 71,659 | 79,029 | (6,275) | 11/17/21 |
| Molto Portfolio in La Vergne, TN | 1 | — | 3,696 | 23,720 | 27,416 | — | 3,696 | 23,720 | 27,416 | (2,090) | 11/17/21 |
| Molto Portfolio in Louisville, KY | 1 | — | 3,755 | 36,195 | 39,950 | 1,399 | 3,755 | 37,594 | 41,349 | (3,251) | 11/17/21 |
| Walker Mill Industrial Center in Capitol Heights, MD | 1 | — (3) | 2,908 | 14,297 | 17,205 | 116 | 2,908 | 14,413 | 17,321 | (1,816) | 11/18/21 |
| Greater Boston Portfolio in Danvers, MA | 1 | — | 4,176 | 16,169 | 20,345 | 46 | 4,176 | 16,215 | 20,391 | (2,565) | 11/22/21 |
| Greater Boston Portfolio in Franklin, MA | 1 | — | 2,646 | 14,367 | 17,013 | 1,367 | 2,646 | 15,734 | 18,380 | (1,904) | 11/22/21 |

| ($ in thousands) | # of Buildings | Debt | Initial Cost to Company: Land | Initial Cost to Company: Buildings and Improvements (7) | Initial Cost to Company: Total Costs | Costs Capitalized or Adjustments Subsequent to Acquisition | Gross Amount Carried as of December 31, 2023: Land | Gross Amount Carried as of December 31, 2023: Buildings and Improvements (7) | Gross Amount Carried as of December 31, 2023: Total Costs (8), (10) | Accumulated Depreciation and Amortization (9),(10) | Acquisition / Completion Date |
|---|---|---|---|---|---|---|---|---|---|---|---|
| McDonald Portfolio in Alpharetta, GA | 4 | — | 4,228 | 49,773 | 54,001 | 3,131 | 4,228 | 52,904 | 57,132 | (6,731) | 12/16/21 |
| McDonald Portfolio in Atlanta, GA | 6 | — | 10,312 | 192,196 | 202,508 | 2,556 | 10,312 | 194,752 | 205,064 | (23,869) | 12/16/21 |
| McDonald Portfolio in Ellenwood, GA | 2 | — | 4,808 | 72,142 | 76,950 | 931 | 4,808 | 73,073 | 77,881 | (8,252) | 12/16/21 |
| McDonald Portfolio in Savannah, GA | 2 | — | 5,862 | 56,433 | 62,295 | 483 | 5,467 | 57,311 | 62,778 | (5,995) | 12/16/21 |
| Riggs Hill Industrial Center in Jessup, MD | 1 | — | 827 | 4,832 | 5,659 | 77 | 827 | 4,909 | 5,736 | (896) | 12/17/21 |
| Valwood Industrial Center in Carrollton, TX | 4 | — | 12,755 | 30,377 | 43,132 | 1,006 | 12,755 | 31,383 | 44,138 | (4,313) | 12/17/21 |
| Port Crossing Logistics Center in LaPorte, TX | 1 | — | 2,518 | 29,476 | 31,994 | 164 | 2,518 | 29,640 | 32,158 | (2,536) | 12/21/21 |
| Hainesport Commerce Center in Hainesport, NJ | 1 | — | 19,042 | 113,768 | 132,810 | 1,127 | 19,042 | 114,895 | 133,937 | (8,104) | 12/21/21 |
| Beltway Logistics Center in Charlotte, NC | 1 | — | 4,726 | 23,327 | 28,053 | 119 | 4,726 | 23,446 | 28,172 | (1,639) | 12/22/21 |
| Clackamas Industrial Center in Clackamas, OR | 1 | — | 9,623 | 41,551 | 51,174 | 597 | 9,623 | 42,148 | 51,771 | (7,659) | 12/23/21 |
| Build-to-Core II Logistics Portfolio in Aurora, IL | 1 | — | 3,187 | 21,354 | 24,541 | 352 | 3,187 | 21,706 | 24,893 | (1,835) | 2/15/22 |
| Build-to-Core II Logistics Portfolio in Avenel, NJ | 1 | — | 20,489 | 22,267 | 42,756 | 61 | 20,489 | 22,328 | 42,817 | (1,591) | 2/15/22 |
| Build-to-Core II Logistics Portfolio in Lakewood, WA | 3 | — | 30,833 | 149,703 | 180,536 | 3,080 | 30,838 | 152,778 | 183,616 | (11,235) | 2/15/22 |
| Build-to-Core II Logistics Portfolio in Mount Prospect, IL | 1 | — | 3,725 | 20,434 | 24,159 | 35 | 3,725 | 20,469 | 24,194 | (1,527) | 2/15/22 |
| Build-to-Core II Logistics Portfolio in Naperville, IL | 1 | — | 1,951 | 16,137 | 18,088 | 594 | 1,951 | 16,731 | 18,682 | (1,360) | 2/15/22 |
| Build-to-Core II Logistics Portfolio in Newark, NJ | 1 | — (6) | 25,879 | 1,634 | 27,513 | 20,004 | 25,879 | 21,638 | 47,517 | — | 2/15/22, 9/28/23 |
| Build-to-Core II Logistics Portfolio in Schertz, TX | 1 | — | 503 | 9,177 | 9,680 | 457 | 503 | 9,634 | 10,137 | (1,009) | 2/15/22 |
| Build-to-Core II Logistics Portfolio in Tualatin, OR | 1 | — | 4,231 | 27,698 | 31,929 | (83) | 4,102 | 27,744 | 31,846 | (2,168) | 2/15/22 |
| Northlake Logistics Crossing in Northlake, TX | 2 | — | 21,569 | — | 21,569 | 113,318 | 22,094 | 112,793 | 134,887 | (682) | 2/17/22, 4/12/23 |
| Tampa Commerce Center in Temple Terrace, FL | 1 | — | 6,270 | — | 6,270 | 25,199 | 6,270 | 25,199 | 31,469 | — | 4/1/22 & 5/25/22, 5/25/23 |
| Medley 104 Industrial Center in Medley, FL | 1 | — | 13,436 | 40,234 | 53,670 | 248 | 13,436 | 40,482 | 53,918 | (5,117) | 4/18/22 |
| IDI U.S. Logistics Portfolio in Buford, GA | 1 | — | 2,962 | 18,213 | 21,175 | — | 2,962 | 18,213 | 21,175 | (1,059) | 4/28/22 |
| IDI U.S. Logistics Portfolio in Channahon, IL | 1 | — | 8,940 | 93,938 | 102,878 | 349 | 8,940 | 94,287 | 103,227 | (5,048) | 7/6/22 |
| IDI U.S. Logistics Portfolio in Jefferson, GA | 1 | — | 6,798 | 83,287 | 90,085 | 1,478 | 6,798 | 84,765 | 91,563 | (7,463) | 4/28/22 |
| IDI U.S. Logistics Portfolio in Fort Worth, TX | 1 | — | 4,254 | 42,904 | 47,158 | 36 | 4,254 | 42,940 | 47,194 | (2,824) | 4/28/22 |
| IDI U.S. Logistics Portfolio in Garland, TX | 1 | — | 4,711 | 59,177 | 63,888 | — | 4,711 | 59,177 | 63,888 | (4,036) | 4/28/22 |
| IDI U.S. Logistics Portfolio in Indianapolis, IN | 1 | — | 5,104 | 63,962 | 69,066 | 1,996 | 5,104 | 65,958 | 71,062 | (5,030) | 4/28/22 |
| IDI U.S. Logistics Portfolio in Southhaven, MS | 1 | — | 2,082 | 23,638 | 25,720 | 13 | 2,082 | 23,651 | 25,733 | (1,674) | 4/28/22 |
| Chicago Growth Portfolio in Bolingbrook, IL | 2 | — | 2,354 | 22,921 | 25,275 | 85 | 2,354 | 23,006 | 25,360 | (2,562) | 5/9/22 |
| Chicago Growth Portfolio in Chicago, IL | 1 | — | 3,326 | 28,536 | 31,862 | 762 | 3,326 | 29,298 | 32,624 | (3,947) | 5/10/22 |
| Chicago Growth Portfolio in Elgin, IL | 4 | — | 4,911 | 34,448 | 39,359 | 715 | 4,911 | 35,163 | 40,074 | (4,386) | 5/11/22 |
| Chicago Growth Portfolio in Lemont, IL | 2 | — | 2,387 | 20,705 | 23,092 | 629 | 2,387 | 21,334 | 23,721 | (2,596) | 5/12/22 |
| Chicago Growth Portfolio in Libertyville, IL | 4 | — | 4,732 | 46,322 | 51,054 | 991 | 4,732 | 47,313 | 52,045 | (5,305) | 5/13/22 |
| Chicago Growth Portfolio in Romeoville, IL | 1 | — | 1,049 | 10,444 | 11,493 | 56 | 1,049 | 10,500 | 11,549 | (1,334) | 5/14/22 |
| 4 Studebaker Commerce Center in Irvine, CA | 1 | — | 9,334 | 23,854 | 33,188 | 85 | 9,334 | 23,939 | 33,273 | (3,111) | 5/12/22 |
| Southeast Orlando Portfolio in Kissimmee, FL | 1 | — | — | 20,468 | 20,468 | 267 | — | 20,735 | 20,735 | (2,197) | 5/19/22 |
| Southeast Orlando Portfolio in Orlando, FL | 4 | — | 23,658 | 94,414 | 118,072 | 484 | 23,658 | 94,898 | 118,556 | (11,337) | 5/19/22 |
| I-465 East Logistics Center in Indianapolis, IN | 1 | — | 2,097 | 16,826 | 18,923 | 103 | 2,097 | 16,929 | 19,026 | (1,253) | 5/26/22 |
| Industry Commerce Center in City of Industry, CA | 1 | — | 12,157 | 39,929 | 52,086 | 187 | 12,157 | 40,116 | 52,273 | (5,674) | 6/2/22 |
| County Line Corporate Park in Hialeah, FL | 2 | — | 34,850 | 27,230 | 62,080 | 101,209 | 34,850 | 128,439 | 163,289 | (1,995) | 6/8/2022, 11/7/23 |
| Robbinsville Distribution Center in Robbinsville, NJ | - | — | 364 | — | 364 | 3,064 | 1,853 | 1,575 | 3,428 | — | 6/10/22 |
| Innovation Corporate Park I & II in New Albany, OH | 2 | — | 5,807 | 58,132 | 63,939 | 253 | 5,807 | 58,385 | 64,192 | (4,073) | 6/17/22 |
| IDI 2022 National Portfolio in Bolingbrook, IL | 2 | — | 13,054 | 94,917 | 107,971 | — | 13,054 | 94,917 | 107,971 | (6,314) | 6/22/22 |
| IDI 2022 National Portfolio in Mesquite, TX | 1 | — | 2,930 | 24,934 | 27,864 | 259 | 2,930 | 25,193 | 28,123 | (1,648) | 6/22/22 |
| IDI 2022 National Portfolio in Monroe, OH | 1 | — | 7,309 | 42,003 | 49,312 | 113 | 7,309 | 42,116 | 49,425 | (4,489) | 6/22/22 |
| IDI 2022 National Portfolio in Olive Branch, MS | 2 | — | 6,983 | 54,643 | 61,626 | 31 | 6,983 | 54,674 | 61,657 | (4,323) | 6/22/22 |
| I-80 Logistics Park in Wayne, NJ | 1 | — | 16,924 | 121,606 | 138,530 | 239 | 16,924 | 121,845 | 138,769 | (14,170) | 6/29/22 |
| Commonwealth Logistics Center in Jacksonville, FL | 2 | — | 8,927 | — | 8,927 | 54,389 | 8,927 | 54,389 | 63,316 | — | 6/30/22, 10/20/23 |
| County Line Corporate Park II in Hileah, FL | 3 | — | 36,050 | 46,428 | 82,478 | 25,680 | 36,050 | 72,108 | 108,158 | (2,564) | 12/28/22, 5/19/23 |
| Bayport 146 Distribution Center in Seabrook, TX | 1 | — (6) | 6,289 | 43,317 | 49,606 | 8,371 | 6,289 | 51,688 | 57,977 | (1,047) | 2/21/23 |
| Runway Distribution Center I and II in San Diego, CA | 2 | — (6) | 8,143 | 48,849 | 56,992 | 3,011 | 8,143 | 51,860 | 60,003 | (81) | 7/12/23 |
| Brittmoore Industrial Center in Houston, TX | 1 | — (6) | 1,403 | 20,885 | 22,288 | 1,707 | 1,403 | 22,592 | 23,995 | — | 8/16/23 |
| Total | 256 | $ 1,722,325 | $ 1,303,940 | $ 5,583,012 | $ 6,886,952 | $ 487,632 | $ 1,300,059 | $ 6,074,525 | $ 7,374,584 | $ (750,429) | |

(1) These properties include a $118.5 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the eight collateralized buildings. The mortgage note has a maturity date of November 1, 2027 and an interest rate of 2.90%. See “Note 6 to the Consolidated Financial Statements” in Item 8. “Financial Statements and Supplementary Data” for more detail.

(2) These properties include a $408.0 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 15 collateralized buildings. The mortgage note has an initial maturity date of January 5, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.65%. See “Note 6 to the Consolidated Financial Statements” in Item 8. “Financial Statements and Supplementary Data” for more detail.

(3) These properties include a $367.8 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 23 collateralized buildings. The mortgage note has an initial maturity date of July 15, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.85%. See "Note 6 to the Consolidated Financial Statements" in Item 8. "Financial Statements and Supplementary Data" for more detail.

(4) These properties include a $461.1 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 12 collateralized buildings. The mortgage note has a maturity date of January 1, 2029 and an interest rate of 2.85%. See "Note 6 to the Consolidated Financial Statements" in Item 8. "Financial Statements and Supplementary Data" for more detail.

(5) These properties include a $209.3 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the 13 collateralized buildings. The mortgage note has an initial maturity date of July 16, 2025 and the interest rate is calculated based on Adjusted SOFR plus a margin of 1.50%. See "Note 6 to the Consolidated Financial Statements" in Item 8. "Financial Statements and Supplementary Data" for more detail.

(6) These properties include a $129.1 million mortgage note as of December 31, 2023. This borrowing is non-recourse and secured by deeds of trust for the five collateralized buildings. The mortgage note has an initial maturity date of October 11, 2026 and the interest rate is calculated based on Adjusted SOFR plus a margin of 3.30%. See "Note 6 to the Consolidated Financial Statements" in Item 8. "Financial Statements and Supplementary Data" for more detail

(7) Includes site improvements as well as gross intangible lease assets of $498.1 million and gross intangible lease liabilities of $129.8 million.

(8) As of December 31, 2023, the aggregate cost for federal income tax purposes of investments in property was $5.6 billion (unaudited).

(9) See "Note 2 to the Consolidated Financial Statements" in Item 8. "Financial Statements and Supplementary Data" for details of depreciable lives.

(10) A summary of activity for investment in real estate properties is as follows:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2023 | 2022 | 2021 |
| **Investment in real estate properties:** | | | |
| Balance at beginning of period | $ 7,058,013 | $ 4,916,055 | $ 1,377,912 |
| Acquisition of properties | 128,886 | 1,888,644 | 3,507,041 |
| Improvements | 187,685 | 253,314 | 31,102 |
| Balance at end of period | $ 7,374,584 | $ 7,058,013 | $ 4,916,055 |
| **Accumulated depreciation and amortization:** | | | |
| Balance at beginning of period | $ (454,273) | $ (186,269) | $ (72,924) |
| Additions charged to costs and expenses | (296,156) | (268,004) | (113,345) |
| Balance at end of period | $ (750,429) | $ (454,273) | $ (186,269) |

## ITEM 16.    SUMMARY OF FORM 10-K

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 8, 2024.

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.

By: /s/ JEFFREY W. TAYLOR
**Jeffrey W. Taylor**
**Partner, Co-President**
*(Principal Executive Officer)*

By: /s/ SCOTT A. SEAGER
**Scott A. Seager**
**Managing Director, Chief Financial Officer and Treasurer**
*(Principal Financial Officer and Principal Accounting Officer)*

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey W. Taylor, Scott A. Seager and Joshua J. Widoff (with full power to act alone), as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /S/ WILLIAM S. BENJAMIN<br>**William S. Benjamin** | Co-Chairman of the Board of Directors | March 8, 2024 |
| /s/ DWIGHT L. MERRIMAN III<br>**Dwight L. Merriman III** | Co-Chairman of the Board of Directors | March 8, 2024 |
| /S/ MARSHALL M. BURTON<br>**Marshall M. Burton** | Director | March 8, 2024 |
| /S/ RAJAT DHANDA<br>**Rajat Dhanda** | Director | March 8, 2024 |
| /S/ CHARLES B. DUKE<br>**Charles B. Duke** | Director | March 8, 2024 |
| /S/ DAVID M. FAZEKAS<br>**David M. Fazekas** | Partner, Co-President, and Director | March 8, 2024 |
| /S/ JOHN S. HAGESTAD<br>**John S. Hagestad** | Director | March 8, 2024 |
| /S/ STANLEY A. MOORE<br>**Stanley A. Moore** | Director | March 8, 2024 |
| /S/ DAWANNA WILLIAMS<br>**Dawanna Williams** | Director | March 8, 2024 |
| /S/ JEFFREY W. TAYLOR<br>**Jeffrey W. Taylor** | Partner, Co-President<br>*(Principal Executive Officer)* | March 8, 2024 |
| /S/ SCOTT A. SEAGER<br>**Scott A. Seager** | Managing Director, Chief Financial Officer and Treasurer<br>*(Principal Financial Officer and Principal Accounting Officer)* | March 8, 2024 |



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